


Chemtura


innovating
expanding
improving
strengthening
achieving our vision

2012 annual report

about Chemtura

Chemtura Corporation is a global specialty chemicals company listed on the New York Stock Exchange/EuroNext Paris (CHMT). We build the chemistry that makes our customers' products more durable, safer, cleaner and more efficient.

Our objective is to grow a global portfolio of leading specialty chemical businesses, committed to innovation and creation of value for our stakeholders. This means executing business-specific strategies, investing for profitable growth, and driving continuous improvement, including leveraging regional centers of excellence for shared services and strengthening our current businesses for optimum value creation.

We are differentiated through investment in sustainable technologies and applications, we are focused on increasing our exposure to the growth opportunities present in faster-growing regions, we are dedicated to continuous improvement and greater customer intimacy, and we actively manage our business portfolio to optimize value with a focus on the transportation, electronics and energy, and agricultural markets.

Our people are committed to making a difference — for our customers, shareholders, suppliers and each other. We will achieve our objectives by focusing on meaningful commitments and delivering impactful results. These results will reinforce a culture of winning and allow employees the opportunity for career growth and financial reward.


Consolidated
Industrial Engineered Products
Industrial Performance Products
Chemtura AgroSolutions
Consumer Products
Net Sales (in millions)
$2,606 $2,629
$869 $896
$939 $891
$376 $409
$422 $433
Adjusted EBITDA (in millions)
$336 $367
$173 $185
$145 $129
$42 $79
$36 $41
2011 2012

(1) In November 2012, Chemtura announced the sale of our Antioxidant and UV Stabilizers business. As a result, Chemtura's reported financials now reflect this business as a discontinued operation. The Antioxidant and UV Stabilizers business had sales of $387 million for 2012 and $419 million for 2011.

(2) Adjusted EBITDA is a non-GAAP financial measure that management uses internally to evaluate and direct the performance of our operations. Adjusted EBITDA consists of managed basis operating income; depreciation and amortization; operational facility closures, severance and related costs; and non-cash stock-based compensation. Reconciliations of these managed basis financial measures to their most directly comparable GAAP financial measures are provided in the financial tables attached to the press release issued by Chemtura on Feb. 25, 2013, to announce financial results for the fourth quarter ended December 31, 2012.

achieving


innovating

New product development is critical to our overall growth and profitability. In 2012, we generated nearly 10 percent of revenue from products that are less than five years old. Our objective is to be at approximately 30 percent by 2016 through a combination of product and application innovation and extension. Growth in innovation is driven by marketplace demand for our experience and expertise in cutting-edge technologies, developed and refined at our technical centers in North America, Europe, and Asia. Customer satisfaction and margin expansion are our measures of success. Our regional technical centers are vital to realizing our vision of being an indispensable partner in solving our customers' toughest problems and in creating sustainable competitive advantages for them.


expanding

We have restructured our global business, with regional headquarters/shared service centers in all four regions to respond efficiently to our customers' needs. We are actively investing in our most rapidly growing regions and are pursuing several projects to help grow our global footprint to better support our customers in these regions. Asia-Pacific, one of Chemtura's fastest-growing regions, currently accounts for approximately 20 percent of Chemtura's revenues but is expected to represent about 33 percent by 2016. We plan to invest up to $60 million in China in the next two years and we intend to continue to invest in India to expand our portfolio of businesses in the Asia-Pacific region. Through focused investment and careful partnering, we will grow our portfolio of businesses globally.


improving

As competition intensifies and the marketplace becomes increasingly demanding, we must work hard to continuously improve. We are constantly looking for ways to increase efficiency and deliver even more effectively for our customers. We are standardizing, simplifying, and automating our processes across all our operations. Our shared service centers in Asia-Pacific, Europe, and the Americas help streamline both customer-facing and back-office operations, allowing us to benefit from our global scale by reducing our regional operating costs, and enabling us to act with greater speed and flexibility. Our performance-based culture is dedicated to delivering on our commitments and creating value for our stakeholders, while following the highest standards of ethical and sound business practices, giving us a strong competitive edge.


strengthening

We will continue to invest in improving our leadership capabilities and in our most sustainable and profitable businesses to drive growth and continued margin improvement. We plan to focus our spending, capital investment, acquisition, and venture activity in three vertical markets where we have a proven record and valuable expertise: transportation, electronics and energy, and agriculture. These three markets will account for an increasing percentage of company revenues. Where we have higher return opportunities, we will monetize existing businesses and invest the proceeds for continued growth. Over time, we'll place more bets on those businesses that are delivering on their strategies, thereby creating the greatest value for our stakeholders. Our goal is to achieve EBITDA margins approaching 20 percent by 2016.

Fellow Shareholders,

The encouraging trend continued in 2012 as Chemtura showed its true potential for creating value. Despite a weak global economy, we delivered improved earnings from continuing operations on a managed basis and improvement in free cash flow, launched several new and innovative products and product applications, and invested in manufacturing capacity to better serve our customers in traditional and faster-growing regions and to drive continued market growth.

We made significant strides in the transportation, energy, and agricultural markets, and we offset weakness in the electronics market through growth from insulation foams, oilfield, and mercury control applications. Geographic diversity through investment in faster-growing regions is a key component of our growth strategy. With additional focus on product and application innovation, aggressive portfolio management, and continuous improvement, our accomplishments in 2012 were significant and included:

- Initiation of first-to-market commercial production of Great Lakes Solutions' Emerald Innovation™ 3000 flame retardant at our El Dorado, Arkansas plant, to meet growing demand for this technology in both the expanded and extruded polystyrene foam insulation industries.
- Implementation of a rigorous new-product and registration launch program and project-management process in Chemtura AgroSolutions, to execute against a well-defined growth plan. In 2012, we completed more than 100 agricultural product and registration launches globally, exceeding our plan for the year.
- Agreement to acquire the India bromine manufacturing and distribution assets of Solaris ChemTech Industries for our Great Lakes Solutions business.
- Agreement to sell our Antioxidant business to SK Capital Partners.
- A joint development agreement with Caterpillar Inc. for novel applications of Duracast® hot-cast urethane pre-polymer technology for new applications in construction and mining equipment.
- Ground-breaking and major progress on building a multipurpose manufacturing plant in Nantong, China, to support the growth in customer demand in the Asia/Pacific region. The plant opening is scheduled for October 2013.
- Construction of new European manufacturing capability for our Synton® 40 and Synton® 100 high-viscosity polyalphaolefin synthetic basestocks at our facility in Ankerweg, Amsterdam, The Netherlands. Initial production will commence in summer 2013, enabling us to better serve European customers.
- Centralization of much of our Finance functions into regional shared service centers, standardizing our operating procedures, controls, and processes, while improving the cost and scalability of the function.
- Chemtura's purchase in 2012 of 1.4 million shares of common stock for $20 million under our share repurchase program. As of December 31, 2012, we had purchased 3.4 million shares for $41 million under this program.
- Translation of our corporate Web site into nine languages, enhancing our image with customers, suppliers and other stakeholders, supporting global growth, and reflecting our transformation into a truly global company.
- And last, but not least, achievement of the safest year in Chemtura history with a reduction in recordable injuries that places us among the top performing chemical companies in the world.

Managed-basis earnings from continuing operations increased 26% over 2011, and free cash flow increased to $78 million in 2012, compared to $1 million in 2011.

Adjusted EBITDA improved year-on-year each quarter in 2012, growing by 9% to $367 million, with adjusted EBITDA margins expanding from 13% to 14%.

Our share price appreciated 88% over the 12 months ended December 31, 2012, with market capitalization of approximately $2.1 billion at year-end, on an upward trajectory into 2013, affirming our investors' desire for a simplified, growth-oriented and more profitable portfolio.



Despite a weak global economy, we delivered *improved* earnings and cash flow, offered new and *innovative* products, *expanded* current product offerings, and invested in manufacturing capacity and market *growth.*

2012 Results Summary

Throughout 2012, we made steady progress innovating new products and applications, achieving geographic balance through investment in faster-growing regions, improving our processes, and actively managing our business portfolio. Consistent success within each of these four strategic pillars is essential to meeting expectations and creating significant value for shareholders.

We delivered year-on-year improvement in adjusted EBITDA each quarter in 2012, despite our consolidated net revenues increasing by only $23 million to $2.6 billion for the year. The $75 million realized from higher year-over-year selling prices was offset by a $17 million reduction in sales volume and $35 million from unfavorable effects of foreign exchange translation, reflecting the significant impact of global economic conditions on all of our businesses.

Total Shareholder Return

One year: 1/1/12 - 12/31/12



100%
80
60
40
20
0
13%
14%
88%
S&P 500
Russell 300
Chemtura

Sales growth was led by our Chemtura AgroSolutions and Industrial Engineered Products segments. Chemtura AgroSolutions benefitted from an increase in volume due to dry weather and strong growing seasons, particularly in the Americas, coupled with new product introductions and registrations and changes in distribution channels in Latin America. Industrial Engineered Products saw the greatest benefit from higher selling prices in 2012 and supported the continued investment in innovation and manufacturing capacity to better serve customers' growing demand. It also helped us to continue to supply strong markets for our products in Europe and North America, and capture at least our fair share of profitable growth in faster-growing regions. Both of these segments have now demonstrated they can deliver the margins expected of strong specialty chemicals businesses.

We experienced modest year-over-year improvement in net sales from our Consumer Products segment, with volume up from regaining a mass market customer for the 2012 pool season and a strong "early buy" program in the U.S. dealer channel. Our Industrial Performance segment contributed to most of our volume decline, having been the most affected by weak global demand. This was apparent particularly in Asia, first showing its effect in the second half of 2011 and deteriorating progressively through 2012.

Our focus on rightsizing our facilities, streamlining our functional support, applying rigorous cost control, improving operating efficiency, and seeking the highest-return investments are evidenced by our recent financial track record. We have exceeded prior year's adjusted EBITDA each quarter for the past eight consecutive quarters. We improved adjusted EBITDA margin from continuing operations, from 13% in 2011 to 14% in 2012 — roughly average for the specialty chemicals industry but, more importantly, on track with achieving our objective of adjusted EBITDA margins approaching 20% by 2016, reflecting the increasingly profitable operations which we are committed to deliver. Two of our business segments — Industrial Engineered Products and Chemtura AgroSolutions — are at or near 20% today.

Portfolio transformation will aid margin improvement. The sale of our Antioxidants business highlights the underlying margin strength of Petroleum Additives and Urethanes, which have the ability to achieve adjusted EBITDA margins in the high teens. We must successfully drive out our stranded costs in order to realize these overall segment margins, and to accomplish this requirement a robust process is already underway. In addition, the adjusted EBITDA margin of the Solaris acquisition will be higher than our current Industrial Engineered segment, of which it will become a part. In 2013, we will be focused on integration, expanding output, and sharing technology. In 2014, this acquisition will be accretive.

2013 Outlook

In 2013, Chemtura is committed to delivering further improvement through focusing on what we can control while adhering to the highest standards of ethical business practice and safety, and environmental stewardship. We will preserve our remaining businesses' pre-divestiture percentage margins by rapidly eliminating stranded costs arising from any divestiture. We will drive margins higher by continuing to invest in innovation, bringing products with improved performance to existing customers and accessing new applications and customers. We will build on the margin management that has expanded percentage margins again in 2012.

We remain focused on identifying additional portfolio transformation opportunities. As a result of our portfolio strategy, we will be smaller before we get bigger, but Chemtura will have improved margins and be able to deliver higher organic growth rates based on a portfolio of strongly differentiated product lines that are exposed to markets with strong secular growth opportunities.

Improved economic demand conditions in 2013 from the industrial markets we serve, either regionally or globally, will leverage our performance. The year started with comparable industrial demand conditions to those of the fourth quarter of 2012. Nevertheless, we see opportunities for demand recovery as the year progresses, led by the Asia-Pacific region. With the investments we have made in people and facilities, our businesses are better positioned than in the past to capture the benefits of economic recovery as it occurs.

As we look to 2013, we will continue to invest in our people, our plants and our technology as we have since 2010, to further drive growth and improve profitability.

On behalf of the Board of Directors, our management team, and our employees, I thank you for your continued support.

Sincerely,

Craig A. Rogerson
Chairman, President and Chief Executive Officer

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File No. 1-15339

Chemtura Corporation

(Exact name of registrant as specified in its charter)

Delaware	**52-2183153**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1818 Market Street, Suite 3700, Philadelphia, Pennsylvania	**19103**
199 Benson Road, Middlebury, Connecticut	**06749**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 573-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**New York Stock Exchange**
Securities registered pursuant to Section 12(g) of the Act:	**NONE**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated file" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (*Check off*):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(*Do not check if a smaller reporting company*)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed as of June 30, 2012, based on the value of the closing price of these shares as quoted on the New York Stock Exchange was $1.4 billion.

The number of voting shares of Common Stock of the registrant outstanding as of January 31, 2013 was 98.0 million.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held on May 9, 2013 are incorporated by reference into Part III.

TABLE OF CONTENTS PAGES

Note About Forward-Looking Statements

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including without limitation, the following sections: "Business", "Risk Factors" and "Management's Discussion and Analysis." These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled "Risk Factors" (See Part I, Item 1A of this Form 10-K). We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1: Business

When we use the terms "Corporation," "Company," "Chemtura," "Registrant," "We," "Us" and "Our," unless otherwise indicated or the context otherwise requires, we are referring to Chemtura Corporation and our consolidated subsidiaries.

GENERAL

We are a leading diversified global developer, manufacturer and marketer of performance-driven engineered specialty chemicals. Most of our products are sold to industrial manufacturing customers for use as additives, ingredients or intermediates that add value to their end products. Our agrochemical products are mainly sold through dealers and distributors to growers and others. Our pool, spa and household chemical products are sold through independent retailers, mass merchants and larger retailers to consumers for in-home and outdoor use. Our operations are located in North America, Latin America, Europe and Asia. In addition, we have important joint ventures primarily in the United States, but also in Asia and Europe. We are committed to global sustainability through "greener technology" and developing engineered chemical solutions that meet our customers' evolving needs. For the year ended December 31, 2012, our global net sales were $2.6 billion. As of December 31, 2012, our global total assets were $3.0 billion.

We are the successor to Crompton & Knowles Corporation ("Crompton & Knowles"), which was incorporated in Massachusetts in 1900 and engaged in the manufacture and sale of specialty chemicals beginning in 1954. Crompton & Knowles traces its roots to Crompton Loom Works incorporated in the 1840s. We expanded our specialty chemical business through acquisitions in the United States and Europe, including the 1996 acquisition of Uniroyal Chemical Company, Inc., the 1999 merger with Witco Corporation and the 2005 acquisition of Great Lakes Chemical Company, Inc. ("Great Lakes").

Our principal executive offices are located at 1818 Market Street, Suite 3700, Philadelphia, Pennsylvania 19103 and at 199 Benson Road, Middlebury, Connecticut 06749. Our telephone number in Connecticut is (203) 573-2000. Our internet website address is www.chemtura.com. We make available free of charge on or through our internet website (www.chemtura.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such material with, or furnish to, the Securities and Exchange Commission.

Our Corporate Governance Principles, Code of Business Conduct and charters for our Audit, Compensation, Nominating & Governance and Environmental, Health & Safety Committees are available on our website and free of charge to any stockholder who requests them from the Corporate Secretary at Chemtura Corporation, 199 Benson Road, Middlebury, CT 06749. The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered a part of this Annual Report.

OUR COMPETITIVE STRENGTHS

We believe our key competitive strengths are:

- **Our Key Businesses Have Industry Leading Positions:** Many of our key businesses and products hold leading positions within the various industries they serve. We believe our scale and global reach in product development and marketing provide us with advantages over many of our smaller competitors.

Operating Segment	Business Component	Industry Position / Commentary
Industrial Performance Products	Petroleum Additives	• Global manufacturer and marketer of high-performance lubricant additive components and synthetic lubricant base-stocks and synthetic finished fluids
		• A world leader in high-performing calcium sulfonate specialty greases and phosphate and polyol ester based fluids
	Urethanes	• A global leader in the development and production of hot cast elastomer pre-polymers
Industrial Engineered Products	Great Lakes Solutions	• One of the three largest developers and manufacturers of bromine and bromine-based products
	Organometallics	• One of the three largest developers and manufacturers of organometallic compounds, that have applications in catalysts, surface treatment and pharmaceuticals
Consumer Products	Consumer Products	• One of the two largest global marketers and sellers of recreational water products used in pools and spas
Chemtura AgroSolutions	Chemtura AgroSolutions	• A leading developer and manufacturer of seed treatments, fungicides, miticides, insecticides, growth regulators and herbicides
Discontinued Operations	Plastic Antioxidants *	• A global leader in the development and production of additives for polyolefin and other engineered plastics

* On November 9, 2012, we announced the sale of our antioxidant and UV stabilizers ("Antioxidant") operations (the "Antioxidant Sale"). As a result of entering into this transaction, the assets and liabilities included in the Antioxidant Sale have been presented as assets and liabilities of discontinued operations and earnings and direct costs associated with the Antioxidant business have been presented as (loss) earnings from discontinued operations, net of tax in Item 8 - Financial Statements and Supplementary Data.

- **Broad Diversified Business:**
  - *Geographic diversity.* Our worldwide manufacturing, sales and marketing network enables us to serve the needs of both local and global customers worldwide. As of December 31, 2012, we operated 30 manufacturing facilities in 14 countries. For the year ended December 31, 2012, 48% of our net sales were generated in the United States and Canada, 28% from Europe and Africa, 18% from Asia/Pacific and 6% from Latin America. We market and sell our products in more than 100 countries, providing the opportunity to develop new markets for our products in higher-growth regions. We have built upon our historical strength in the United States and Europe to expand our business geographically, thereby diversifying our exposure to many different economies.

GEOGRAPHIC INFORMATION


NORTH AMERICA
48% of 2012 Sales
14 Manufacturing Plants
EUROPE / AFRICA
28% of 2012 Sales
9 Manufacturing Plants
ASIA / PACIFIC
18% of 2012 Sales
4 Manufacturing Plants
LATIN AMERICA
6% of 2012 Sales
3 Manufacturing Plants

   - *Product and industry diversity.* We are comprised of a number of distinct businesses, each of which is impacted by varied industry trends. Additionally, our business portfolio serves diverse industries and applications, thereby providing us with further diversification.

   - *Diversified customer base.* We have a large and diverse global customer base in a broad array of industries. No single customer comprises more than ten percent of our consolidated 2012 net sales.

- **Unique Industry Positions**: We believe our businesses possess significant differentiation within their respective industry segments. Some of our businesses are vertically integrated into key feedstocks and others have strong brand recognition, long lead time product registrations or technical and formulatory know-how. We believe these attributes are difficult to replicate and allow us to attract customers looking for consistent performance, reliability and cost-effective results, and are distinct competitive advantages. Examples include:

   - Our Industrial Engineered Products segment has a strong diversified position in bromine with an extensive brine field operation in South Arkansas, a long term strategic sourcing agreement that provides access to Dead Sea bromine and the recently announced deal to acquire Solaris Chemtech in India; the third richest source of bromine in the world. Bromine is used as a building block for products such as flame retardants used in automotive, electronics and building and construction and brominated derivatives used in pharmaceutical, agriculture, and energy based industry segments. Our high-purity organometallics products are based on 50 years of innovation and safe-handling and provide state of the art solutions to rapidly developing new applications such as the chemical vapor deposition of metal oxide layers in electronics and photovoltaics, pharmaceutical synthesis reagents and next generation polymerization catalysts.

   - Our Industrial Performance Products segment participates in a production joint venture that produces cost competitive alkylated diphenylamine, a building block for our Naugalube® antioxidants used in lubricants and develops urethane systems, the production of which is enhanced by our technical and formulatory know-how that permits us to engineer our products to meet specific customer needs.

   - Our Consumer Products segment benefits from well-established brand names, a sizable retail distribution network, as well as registrations and proprietary products.

   - Our Chemtura AgroSolutions segment is well experienced in obtaining the required registrations for its products in each country in which they are sold. Once obtained, these registrations provide a right to use the active compound upon which the product is based for the specified crop in that country or region for a number of years.

   - Our discontinued operations consists of antioxidants, for which we are the only producer of such products in the Middle East, allowing us to offer superior service and security of supply to the region's fast-growing polyolefin industry.

- **Well Positioned to Expand in the Faster Growing Regions:** Our businesses' product portfolios have positioned us to benefit from high growth regions in the future. We derived 24% of our revenues during 2012 from the faster growing regions including Asia/Pacific and Latin America. We will continue to invest in faster growing regions as their polymer production increases, their manufacturing of electronic products expands, their automotive industries build vehicles that meet emission standards such that they can be exported to western markets, and their growers seek to increase their crop yields to support their growing populations and exports of their produce. There are a limited number of suppliers that can supply the products or provide the technical support that customers in these regions require, giving us the opportunity to capture this growth in demand for our products. We are building a multi-purpose manufacturing plant in China which will initially produce synthetic lubricants and greases and high performance urethane products. The announced acquisition of Solaris Chemtech in India will further strengthen our Great Lakes business by establishing production, technical service and research closer to our highest growth customers in China and India.

- **Focused, Experienced Management Team:** We are led by Craig A. Rogerson, our Chairman, President and Chief Executive Officer. Mr. Rogerson holds a chemical engineering degree from Michigan State University and has over 33 years of operating and leadership experience in the specialty chemicals industry. Mr. Rogerson is supported by a senior management team that has extensive operational and financial experience in the specialty chemicals industry. Our senior management team is focused on creating a culture of performance and accountability that can leverage the global economic recovery and the long-term trends in the industries we serve to drive profitable revenue growth. For more information on our executive officers, see Item 10, Directors, Executive Officers and Corporate Governance.

OUR STRATEGY

Our primary goal is to create value for our stakeholders by driving profitable revenue growth while continuing to manage our costs. We will develop and engineer new products and processes, exploit our global scale for regional growth and manage our portfolio of specialty chemical businesses. Our efforts are directed by the following key business strategies:

- *Technology-Driven Growth through Industry Focused Innovation.* As a specialty chemical developer and manufacturer, our competitive strength lies in continually developing and engineering new products and processes that meet our customers' changing needs. We are investing in innovation to strengthen our new product pipelines and will license or acquire technologies to supplement these initiatives. We focus on the development of products that are sustainable, meet ecological concerns and capitalize on growth trends in the industries we serve.

- *Growth Expansion in Faster-Growing Regions through Building Global Scale.* We are building our local presence in the faster growing regions through sales representation, technical development centers, joint ventures and local manufacturing. We empower our regional teams to serve their growing customer base and will supplement these efforts through "bolt-on" acquisitions that fulfill our goals for our portfolio. We exploit our global scale by sharing service functions and technologies that no one region or business could replicate on its own while utilizing our regional presence to lower raw material costs.

- *Performance-Driven Culture.* We believe we have outstanding people who can deliver superior performance under strong, experienced leaders who instill a culture of accountability. We expect accountability on safety, environmental stewardship, compliance with laws, customer commitments and performance. We are focused on understanding the needs of our customers and meeting such needs by efficiently executing their orders and delivering technology based solutions that meet their requirements to earn the position as their preferred supplier. We measure our performance against benchmarks and metrics using statistical analysis and drive operational excellence through continuous improvement.

- *Portfolio and Cost Management.* We will continue to actively manage our portfolio of global specialty chemical businesses to maximize their value. We are intent on creating a focused portfolio of global specialty chemical businesses with sustainable competitive advantages and growth that serve the electronics and energy, transportation, and agriculture industries. Leveraging global demographic and technology trends and our in-depth knowledge and expertise that provide us with the "right to play" in these industries, we will drive value-accreting growth fueled by our focus on innovation and the faster growing regions. As we build this portfolio we will continue to increase the differentiation of our products while pruning or exiting underperforming products and managing costs.

Our Business and Segments

Information as to the sales, operating income, depreciation and amortization, assets, capital expenditures and earnings on investments carried on the equity method attributable to each of our business segments during each of our last three fiscal years, as well as certain geographic information, is set forth in Note 20 - Business Segments in our Notes to Consolidated Financial Statements.

The table below illustrates each segment's net sales for the year ended December 31, 2012 as well as each segment's major products, end-use markets and brands.

	Industrial Performance Products	Industrial Engineered Products	Consumer Products	Chemtura ArgoSolutions
2012 Net Sales	$891 million	$896 million	$433 million	$409 million
Key Products	• Synthetic Lubricants • Synthetic Basestocks • Lubricant Additives • Urethanes	• Brominated Performance Products • Flame Retardants • Fumigants • Organometallics	• Swimming Pool & Spa Chemicals • Household Cleaning Products	• Seed Treatment • Fungicides • Miticides • Insecticides • Growth Regulators • Herbicides
Major End-Use Markets	• Adhesives • Automotive • Aviation • Building and Construction • Coatings • Consumer Products • Energy • General Industrial • Lubricants • Marine • Packaging • Refrigeration • Sealants	• Agriculture • Automotive • Biocides • Building and Construction • Coatings • Consumer Durables • Electronics • Fine Chemical • Pharmaceuticals • Energy o Mercury Control o Oilfield o Solar Insulation • Paints and Polymers	• Pools and Spas • Household Cleaners	• Agriculture • Public and Animal Health
Key Brands	Adiprene® Anderol® Durad® Duracast® Everest® Fomrez® Hatcol® Hybase® Lobase® Naugalube® Reolube® Royco® Synton® Trixene® Vibrathane® Witcobond®	AXION® Emerald Innovation™ Firemaster® Fyrebloc® GeoBrom® Kronitex® Ongard® Pyrobloc® Reofos® Smokebloc® Thermoguard® Timonox®	Aqua Chem® BAYROL® BioGuard® Cristal™ Greased Lightning® Mineral Springs® Omni® Pool Time® Pool Essential® Poolbrite™ ProGuard™ Spa Essentials® SpaGuard™ SpaTime® Sun® The Works®	Acramite® Royal MH-30™ Anchor™ Royaltac® B-Nine® Signal™ Casoron® Starmite™ Comite® Temprano® Dimilin® Terraguard® Elastic® Terramaster® Enhance® Vitavax® Firestorm® Viticure® Floramite® Flupro™ Grain Guard® Micromite® Moolah™ Off-Shoot T® Omite® Pantera™ Panarex™ Percutio™ ProCure®

Antioxidant Sale

Included in the Antioxidant Sale will be our antioxidant, UV stabilizer and rubber additive products. The primary end markets serviced include packaging, building and construction, automotive, general industrial and durable goods and represent Anox®, Lowilite™, Lowinox®, Naugard®, Polybond®, Royaltuf®, Ultanox® and Weston® as the key brands. Net Sales associated with these products was $387 million for the year ended December 31, 2012. Upon closing, we will produce a limited amount of these products for the buyer under plant sharing and product supply agreements. We will no longer produce any sales to third parties. The operation of these products has been included in (loss) earnings from discontinued operations, net of tax in our Consolidated Statement of Operations.

Industrial Performance Products

The Industrial Performance Products segment develops, manufactures and sells performance specialty chemicals. Industrial Performance Products include:

- petroleum additives that provide detergency, friction modification and corrosion protection in automotive and industrial lubricants and greases, synthetic finished lubricants, synthetic base-stocks and greases used in aviation, industrial and refrigeration applications;
- castable urethane pre-polymers engineered to provide superior abrasion resistance and durability in many industrial and recreational applications; and
- polyurethane dispersions and urethane pre-polymers used in various types of coatings such as wood floor finishes, glass fiber coatings and textile treatments.

These products are sold directly to manufacturers through distribution channels.

The Industrial Performance Products segment had net sales of $891 million for 2012, $939 million for 2011 and $835 million for 2010. This segment represented 34%, 36% and 35% of our total net sales in 2012, 2011 and 2010, respectively. The major product offerings of this segment are described below and in the table above.

Petroleum Additives

We are a global manufacturer and marketer of high-performance additive components used in transport and industrial lubricant applications including alkylated diphenylamines antioxidants ("ADPAs"), which are marketed as Naugalube® ADPAs and used predominately in automotive lubricants. These additives play a critical role in meeting rising regulatory mandated standards for engine performance and emissions as well as consumer demand for improved gas mileage and longer service intervals. The component product line also includes overbased and neutral calcium sulfonates and overbased magnesium sulfonates used in motor oils and marine lubricants. These sulfonates, marketed as Hybase® and Lobase® sulfonates, are oil-soluble surfactants whose properties include detergency and corrosion protection to help lubricants keep car, truck, and ship engines clean with minimal wear. A special grade of overbased magnesium sulfonate has been developed as a heavy fuel additive.

We provide a variety of highly specialized, high value synthetic lubricant base-stocks including our high-viscosity polyalphaolefins, marketed as Synton® polyalphaolefins, and our broad portfolio of esters marketed as Hatcol® esters. These products are used in the production of synthetic lubricants for automotive, refrigeration, aviation, and industrial applications. We also manufacture and sell high performing calcium sulfonate specialty greases and phosphate ester based fluids and additives for power generation fluids and for use in anti-wear agents in a variety of lubricants.

We are also a specialty supplier of high performance finished synthetic lubricants serving the aviation and industrial markets. Our product line has extensive original equipment manufacturer approvals and is marketed under our Anderol® and Royco® brands as well as for private label customers.

Urethanes

We are a leading supplier of high-performance cast urethane pre-polymers with more than 200 variations in our product offerings. Our urethane pre-polymers offer high abrasion resistance and durability in industrial and performance-specific applications. These characteristics allow us to market our urethane pre-polymers to niche manufacturers where such qualities are imperative, including for industrial and printing rolls, mining machinery and equipment, mechanical goods, solid industrial tires and wheels, and sporting and recreational goods, including skateboard and roller skate wheels.

Adiprene ® and Vibrathane® urethane pre-polymers are sold by our direct sales force and through distribution partners in the United States, Canada, Australia, Europe, Latin America and the Far East, and are used in cast elastomer applications where durability and chemical resistance is required. Our products are used in applications as diverse as polishing pads for the semiconductor industry to high performance screens for the mining industry. Customers in each region are serviced by a dedicated technical staff whose support is a critical component of the product offering. We believe the relatively low capital requirements of this business provide us with the ability to operate cost effectively. Lastly, our development capabilities allow us to differentiate ourselves in these markets by tailoring our products to the specialized needs of each customer application, which sets us apart from our competitors.

Our urethane chemicals business provides products for a variety of end uses and applications. The urethane chemicals business consists primarily of three product lines: Fomrez® saturated polyester polyols, Witcobond® polyurethane dispersions, and Trixene® blocked isocyanates. Fomrez® polyester polyols are employed in industrial applications such as flexible foam for seating. Our Witcobond® polyurethane dispersions are sold to a larger and more diverse customer base primarily for applications such as glass fiber sizing, wood floor coatings and ballistics protection applications. Our Trixene® product offering includes blocked isocyanates and specialty polymer systems used in a wide range of coating, adhesive, sealant and elastomer applications. Our focus on customer intimacy in the urethane chemicals business enables us to tailor specific product offerings to meet our customers' most demanding application requirements.

Industrial Engineered Products

We are a global leader in manufacturing and selling of engineered specialty chemicals utilized in the plastics, agriculture, fine chemicals, oil and gas, building and construction, insulation, electronics, mercury control, solar energy, pharmaceutical and automotive industries. Cur products include catalyst components, surface treatments, flame retardants and an extensive bromine based product line used as agricultural and pharmaceutical intermediates, completion fluids for oil and gas extraction and mercury control products for coal fired power stations. These products are sold across the entire value chain ranging from direct sales to monomer producers, polymer manufacturers, compounders and fabricators, fine chemical and pharmaceutical manufacturers, photovoltaic panel and LED producers, oilfield service and electricity generation companies to industry distributors.

The Industrial Engineered Products segment had net sales of $896 million for 2012, $869 million for 2011 and $728 million for 2010. This segment represented 34%, 33% and 31% of our total net sales in 2012, 2011 and 2010, respectively. The major product offerings of this segment are described below and in the table above.

Great Lakes Solutions

Great Lakes Solutions is a global and innovative leader in safe and cost-efficient flame retardant products and solutions for use in applications such as electronic components, electrical enclosures and building products, including insulation and furniture foam, and automotive. We also specialize in the manufacture and marketing of bromine, bromine intermediates and end products to chemical manufacturing and energy producing industries.

Great Lakes Solutions is committed to greener innovation targeting consumer electronics, furniture foam, more energy-efficient thermal insulation and the power industry. Great Lakes Solutions Emerald Innovation™ series of flame retardants is the result of our dedication to providing products that are innovative and reliable and also minimize the impact on the environment and human health without sacrificing performance or quality. Our GeoBrom® line of bromine and bromine derivative products is another example of greener innovation where we deploy our technology expertise to provide a solution to controlling mercury emissions from coal-fired power stations.

With sales, technology and manufacturing on three continents, Great Lakes Solutions is truly a global business with expanding footprint and services. Through our strategic geographic and operational initiatives, we have significantly expanded our ISO fleet capabilities. We are backwardly integrated to brine, a primary source of bromine and during 2009 to 2012 we invested approximately $150 million in infrastructure to redeploy our assets to produce new greener innovative brominated flame retardants and increase the efficiency and reliability of our plants and pipelines. We are well positioned to support not only growth of our traditional industry segments but also to provide security of supply with expansion capability to our mercury control customers.

Fire kills thousands of people each year throughout the world, but many are spared because fires are slowed or never start due to the use of flame retardants. Great Lakes Solutions works tirelessly to advocate for increased fire safety standards in new and developing economies. Our operational excellence strategic initiatives in both North America and India will bring an improved, robust, cost-competitive and service-oriented footprint closer to our global customers.

Great Lakes Solutions is dedicated to providing bromine and phosphorus flame retardants and brominated performance products that are the most innovative and reliable. For close to a century, we have helped our customers to meet their current and future performance, safety and compliance requirements by refining and redefining our portfolio with new and improved products that maximize sustainability needs with a broad portfolio of products and solutions.

Organometallics

Organometallics are a special group of metals containing organic chemicals which play a significant role in a variety of industrial applications. Organometallics are essential components used to initiate the polymerization reactions that transform monomers into polymers. They are also used as precursors in glass coatings, in the production of semiconductors, LEDs and photovoltaic panels, as well as for the production of many pharmaceutical ingredients and as catalysts for curing certain paints and polymers.

Consumer Products

The Consumer Products segment develops, manufactures and sells performance chemicals to consumers for in-home and outdoor use. These chemicals include recreational water treatment products sold under a variety of branded labels through local dealers and large retailers to assist consumers in the maintenance and enhancement of their swimming pools and spas and branded cleaners and degreasers sold primarily through mass merchants and large retailers to consumers for home cleaning.

Our pool and spa product lines consist of sanitizers, algaecides, biocides, oxidizers, pH balancers, mineral balancers and other specialty chemicals and accessories. Our primary channels of distribution are pool and spa independent dealers and mass-market retailers throughout North America, Europe, Australia and South Africa. We hold leading positions in both the North American and European pool and spa chemical markets and we plan to strengthen our position by expanding our independent retailer channel and presence with leading mass market retailers.

We also operate in the specialty and multi-purpose cleaners business with branded non-abrasive bathroom cleaners, glass and surface cleaners, toilet bowl cleaners, drain openers and rust and calcium removers, as well as a family of multipurpose cleaners. Our primary channels of distribution for specialty and multi-purpose cleaning products are through major national and regional retailers in the do-it-yourself, hardware, mass market, club and discount sectors.

The Consumer Products segment had net sales of $433 million for 2012, $422 million for 2011 and $458 million for 2010. This segment represented 16%, 16% and 19% of our total net sales in 2012, 2011 and 2010, respectively.

Chemtura AgroSolutions

The Chemtura AgroSolutions segment focuses on specific target applications in six major product lines which include seed treatments, fungicides, miticides, insecticides, growth regulators and herbicides. We have developed our products for use on high-value target crops such as tree and vine fruits, ornamentals and nuts and for commodity row crops such as soybeans, oilseed rape and corn. Our dedicated sales force works with growers and distributors to promote the use of our products throughout a crop's growth cycle and to address selective regional, climate, and growth opportunities. We expand our presence in worldwide targeted markets by developing or acquiring crop protection products and obtaining registrations for new uses and geographies where demand for our products and services has potential for growth. Our expertise in registering our product offerings and our diverse global position differentiates us from our competitors. We develop and sell our own products and we also sell and register products manufactured by others on a license and/or resale basis.

Our seed treatments are used to coat seeds in order to protect the seed during germination and protect the plant during initial growth phases. Seed treatment is an environmentally attractive form of crop protection involving localized use of agricultural chemicals at much lower use rates than other (foliar) agrichemical treatments. We anticipate growth in seed treatment resulting from the expanded use of higher value genetically modified seed.

Our fungicides are products that prevent the spread of fungi in crops which can cause damage resulting in loss of yield and profit for growers. Our miticides (acaricides) are products that control a variety of mite pests on the crops. Our insecticides are products used against insect pests at different stages of the life cycle from egg and larvae to nymph and adult. They have both crop and public health applications. Our plant growth regulators are products used for controlling or modifying plant growth processes without severe phytotoxicity. Our herbicides are products used to control unwanted plants while leaving the crops they are targeted to treat unharmed.

We work closely with our customers, distributors, and individual growers as part of an on-the-ground coordinated effort. We develop products in response to ongoing customer demands, drawing upon existing technologies and tailoring them to match immediate needs. For example, a grower's crops may require varying levels of treatment depending on weather conditions and the degree of infestation. Our research and technology is therefore geared towards responding to threats to crops around the world as they emerge under a variety of conditions.

We benefit from nearly 50 years of experience in the field, along with over 2,000 national product registrations in more than 100 countries. Our experience with registering products is a valuable asset, as registration is a significant barrier to entry, particularly in developed countries. Registration of products is a complex process in which we have developed proficiency over time. The breadth of our distribution network and the depth of our experience enable us to focus on profitable applications that have been less sensitive to competitive pricing pressures than broad commodity segments. This position allows us to attract licensing and resale opportunities from partner companies providing us new products and technologies to accompany our own existing chemistries.

We sell our products in North America through a distribution network consisting of more than 1,000 distributor outlets that sell directly to end use customers. Internationally, our direct sales force services over 3,000 distributors, dealers, cooperatives, seed companies and large growers.

The Chemtura AgroSolutions segment had net sales of $409 million for 2012, $376 million for 2011 and $351 million for 2010. This segment represented 16%, 15% and 15% of our total net sales in 2012, 2011 and 2010, respectively.

Discontinued Operations

On November 9, 2012, we entered into an asset purchase agreement with SK Blue Holdings, Ltd. ("SK"), an affiliate of SK Capital Partners III, L.P. to sell substantially all the assets of our Antioxidant business for $200 million, $190 million to be paid in cash at closing plus a $10 million seller note. The assets to be sold include, among others, trade receivables, inventory, our equity interest in two joint ventures, certain dedicated plants in the U.S., France and Germany, and certain dedicated assets in shared facilities. SK also agreed to assume certain liabilities related to the Antioxidant business. We will retain assets that are shared with our other business components that exist in certain locations globally.

On January 25, 2013, we entered into an Amended and Restated Asset Purchase and Contribution Agreement with SK and Addivant USA Holdings Corp. ("Addivant") whereby SK and Addivant agreed, in addition to purchasing substantially all the assets of our Antioxidant business, to assume certain additional pension and environmental liabilities totaling approximately $93 million. The agreement provides for the actuarial valuation of net pension liabilities to be assumed to be updated shortly before the closing of the transaction. To the extent the updated values are a reduction of the net pension liability, the difference will be applied to increase, by an equal amount, the value of the seller note to be issued at closing. To the extent the updated values are an increase in the net pension liability, the increase will be applied in equal amount first to reduce the value of the seller note and then if the seller note is extinguished, as a reduction to the cash consideration. Based on the January 25, 2013 terms, the consideration payable at closing of $107 million will consist of $97 million in cash, $9 million in preferred stock to be issued by Addivant and a seller note of $1 million subject to customary closing conditions and adjustments for working capital changes. The transaction is anticipated to close in the first quarter of 2013.

As a result of entering into this transaction, the assets and liabilities included in the Antioxidant Sale have been presented as assets and liabilities of discontinued operations and earnings and direct costs associated with the Antioxidant business have been presented as (loss) earnings from discontinued operations, net of tax in our financial statements for the current and comparative periods in Item 8 - Financial Statements and Supplementary Data.

Our antioxidants and UV stabilizer business is comprised of five product families which operate from worldwide manufacturing facilities to meet the needs of the large global petrochemical producers as well as regional compounders. We are one of the world's largest suppliers of plastic antioxidants. These additives enables today's producers of polymers and polymer parts to withstand the requirements of the most demanding processing equipment and end user applications. Our UV stabilizers additives are used to protect polymers against the harmful effects of UV light. Applications include agricultural films, automotive coatings and photovoltaic films. The rubber additives products protect elastomers and rubber compounds such as tires from cracking and deteriorating from exposure to ozone as well as providing resistance to oxygen and heat degradation. Our inhibitors prevent polymerization in production of certain monomers enabling our customers to operate their plants efficiently and safely. The polymer modifier products are used as coupling agents and impact modifiers for polymers (and increasingly bioplastics) for use in engineering applications in markets such as automotive and building and construction. Incorporating such additives into resin systems improves the durability and longevity of plastics used in packaging, consumer durables, automotive parts and electrical components. Through our proprietary technology, we are able to offer "powder free" solutions so our customers can avoid the hazards of working with powders in a chemical environment. At the same time, we are proficient in blending a variety of these materials into specialized formulations uniquely tailored to customer specific end-use requirements.

These discontinued operations had net sales of $387 million for 2012, $419 million for 2011 and $388 million for 2010.

Sources of Raw Materials

Hydrocarbon-based and inorganic chemicals constitute the majority of the raw materials required to manufacture our products. These materials are generally available from a number of sources, some of which are foreign. We use significant amounts of chemicals derived from ethylene, propylene, benzene, iso-butane, palm and coconut oil, methanol, phosphorus and urea. In addition, chlorine, caustic, other petrochemicals and tin represent some key materials used in our chemical manufacturing processes. Major requirements for key raw materials are purchased typically pursuant to multi-year contracts. Large increases in the cost of such key raw materials, as well as natural gas, which powers some key production facilities, could adversely affect our operating margins if we are not able to pass the higher costs on to our customers through higher selling prices. While temporary shortages of raw materials we use may occur occasionally, key raw materials have generally been available. However, there can be no assurance that unforeseen developments (including markets, political and regulatory conditions) will not affect our raw material supplies, their continuing availability and their cost. For additional information related to these risks, see Item 1A. - Risk Factors.

Seasonal Business

No material portion of our Industrial Performance Products or Industrial Engineered Products business is significantly seasonal. Our Chemtura AgroSolutions segment is seasonal in nature and corresponds to agricultural cycles within each respective region. Similarly, in the Consumer Products segment, approximately 85% of net sales are generated from our recreational water products business serving the North American and European regions. These recreational water products generally record higher sales in the second and third quarters of each year.

Employees

We had approximately 4,600 full time employees at December 31, 2012.

Backlog

We do not consider backlog to be a significant indicator of the level of future sales activity. In general, we do not manufacture our products against a backlog of orders. Production and inventory levels are based on the level of incoming orders as well as projections of future demand. Therefore, we believe that backlog information is not material to understanding our overall business and should not be considered a reliable indicator of our ability to achieve any particular level of sales or financial performance.

Competitive Conditions

The breadth of our product offering provides multiple channels for growth and mitigates our dependence on any one market or end-use application. We sell our products in more than 100 countries. This worldwide presence reduces our exposure to any one country's or region's economy although a majority of our sales are in North America and Europe.

We have a broad customer base and believe that our products, many of which we customize for the specific needs of our customers, allow us to enhance customer loyalty and attract customers that value product innovation and reliable supply.

Product performance, quality, price, and technical and customer service are all important factors in competing in substantially all of our businesses.

We face significant competition in many of the industries in which we operate due to the trends toward global expansion and consolidation by competitors. Some of our existing competitors are larger than we are and may have more resources and better access to capital markets for continued expansion or new product development than we do. Some of our competitors also have a greater product range, are more vertically integrated or have better distribution capability than we do for specific products or geographical areas.

Research and Development

All of our businesses conduct research and development activities to increase competitiveness. Our businesses conduct research and development activities to develop new and to optimize existing production technologies, as well as to develop commercially viable new products and applications while also maintaining existing product registrations required by regulatory agencies around the world. Our research and development expenditures totaled $44 million in 2012, $38 million in 2011 and $39 million in 2010.

Intellectual Property and Licenses

We attach great importance to patents, trademarks, copyrights and product designs in order to protect our investment in research and development, manufacturing and marketing. Our policy is to seek wide protection for significant products and process developments on our major applications. We also seek to register trademarks extensively as a means of protecting the brand names of our products.

We have approximately 2,700 United States and foreign granted patents and pending patent applications and approximately 4,300 United States and foreign registered and pending trademarks. Patents, trademarks, trade secrets in the nature of know-how, formulations, and manufacturing techniques assist us in maintaining the competitive position of certain of our products. Our intellectual property is of particular importance to a number of specialty chemicals we manufacture and sell. However, we do business in countries where protection may be limited and difficult to enforce. We are licensed to use certain patents and technology owned by other companies, including some foreign companies, to manufacture products complementary to our own products, for which we pay royalties in amounts not considered material, in the aggregate, to our consolidated results. Products to which we have such rights include certain crop protection chemicals.

Neither our business as a whole nor any particular segment is materially dependent upon any one particular patent, trademark, copyright or trade secret.

Emergence from Chapter 11

On March 18, 2009 (the "Petition date"), Chemtura and 26 of our U.S. affiliates (collectively, the "U.S. Debtors" or the "Debtors" when used in relation to matters before August 8, 2010) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code ("Chapter 11") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court").

On August 8, 2010, our Canadian subsidiary, Chemtura Canada Co/Cie ("Chemtura Canada"), filed a voluntary petition for relief under Chapter 11. The U.S. Debtors along with Chemtura Canada after it filed for Chapter 11 (collectively, the "Debtors") requested the Bankruptcy Court to enter an order jointly administering Chemtura Canada's Chapter 11 case with the previously filed Chapter 11 cases and appoint Chemtura Canada as the "foreign representative" for the purposes of the Canadian Case. Such orders were granted on August 9, 2010. On August 11, 2010, the Canadian Court entered an order recognizing the Chapter 11 cases as a "foreign proceedings" under the Companies' Creditors Arrangement Act (the "CCAA") in the Ontario Superior Court of Justice.

On November 3, 2010, the Bankruptcy Court entered an order confirming the Debtors' plan of reorganization (the "Plan"). On November 10, 2010 (the "Effective Date"), the Debtors substantially consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective. As of December 31, 2012, the Bankruptcy Court has entered orders granting final decree closing all of the Debtors' Chapter 11 cases except the Chapter 11 case of Chemtura Corporation.

Regulatory Matters

Chemical companies are subject to extensive environmental laws and regulations concerning, among other things, emissions to the air, discharges to land, surface, subsurface strata and water and the generation, handling, storage, transportation, treatment and disposal of hazardous waste and other materials. Chemical companies are also subject to other federal, state, local and foreign laws and regulations regarding health and safety matters.

Environmental Health and Safety Regulation - We believe that our business, operations and facilities are being operated in substantial compliance, in all material respects, with applicable environmental, health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The ongoing operations of chemical manufacturing plants, however, entail risks in these areas and there can be no assurance that material costs or liabilities will not be incurred. In addition, future developments of environmental, health and safety laws and regulations and related enforcement policies, could bring into question the handling, manufacture, use, emission or disposal of substances or pollutants at facilities we own, use or control. These developments could involve potential significant expenditures in our manufacture, use or disposal of certain products or wastes. To meet changing permitting and regulatory standards, we may be required to make significant site or operational modifications, potentially involving substantial expenditures and reduction or suspension of certain operations. We incurred $14 million of costs for capital projects and $87 million for operating and maintenance costs related to environmental health and safety programs at our facilities during 2012. In 2013, we expect to incur approximately $23 million of costs for capital projects and $93 million for operating and maintenance costs related to environmental health and safety programs at our facilities. During 2012, we paid $12 million to remediate previously utilized waste disposal sites and current and past facilities. We expect to spend approximately $17 million during 2013 to remediate such waste disposal sites and current and former facilities.

Pesticide Regulation - Our Chemtura AgroSolutions segment is subject to regulations under various federal, state, and foreign laws and regulations relating to the manufacture, sale and use of pesticide products.

In August 1996, Congress enacted the Food Quality Protection Act of 1996 ("FQPA"), which made significant changes to the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"), governing U.S. sale and use of pesticide products and the Federal Food, Drug, and Cosmetic Act ("FFDCA"), which limits pesticide residues on food. FQPA facilitated registrations and re-registrations of pesticides for special (so called "minor") uses under FIFRA and authorized collection of maintenance fees to support pesticide re-registrations. Coordination of regulations implementing FIFRA and FFDCA is now required. Food safety provisions of FQPA establish a single standard of safety for pesticide residue on raw and processed foods, require that information be provided through large food retail stores to consumers about the health risks of pesticide residues and how to avoid them, preempt state and local food safety laws if they are based on concentrations of pesticide residues below recently established federal residue limits (called "tolerances"), and ensure that tolerances protect the health of infants and children.

FFDCA, as amended by FQPA, authorized the Environmental Protection Agency ("EPA") to set a tolerance for a pesticide in or on food at a level which poses "a reasonable certainty of no harm" to consumers. The EPA is required to review all tolerances for all pesticide products. Most of our products have successfully completed review, others are currently under review and other products will be reviewed under this standard in the future.

The European Union Commission has established procedures whereby all existing crop protection active ingredient chemicals commercially available in the European Union (the "EU") are to be reviewed. Regulation 91/414 became effective in 1993 and the process was updated in 2007 and 2008. The original list of existing chemicals was prioritized and divided into 4 parts. We had four chemicals on the first list, three of which were successfully supported through the review, which results in inclusion onto Annex I of 91/414, while the fourth was withdrawn by us for commercial reasons and has since been re-submitted. The remainder of our products will be reviewed under Regulation EC (No) 1107/2009 which repeals Regulation 91/414; the overall process is expected to be completed by the end of 2018. The continued process may lead to full registration in member states of the EU or may lead to some restrictions or cancellation of registrations if it is determined that a product poses an unacceptable risk.

Chemical Regulation - In December 2006, the EU signed the Registration, Evaluation and Authorization of Chemicals ("REACh") legislation. This legislation requires chemical manufacturers and importers in the EU to demonstrate the safety of the chemical substances contained in products. The effective date of the legislation was June 1, 2007 and it required all covered substances to be pre-registered by November 30, 2008. Since December 1, 2008, no product containing covered substances can be manufactured in or imported into the EU unless the substances therein have been pre-registered. The full registration of REACh will be phased in over the next several years. We have registered and continue to register substances as necessary in accordance with applicable registration deadlines. In 2012 and 2011, while we registered a few substances, we spent $4 million and $5 million, respectively, primarily on improving our REACh registration processes to reduce costs and risks associated with our 2013 registrations when we anticipate registering between 75 and 125 substances. We anticipate REACh related costs of approximately $5 million in 2013, $7 million in 2014 and $7 million in 2015. The cost estimates could vary based on data availability and cost. The implementation of the REACh registration process may affect our ability to manufacture and sell certain products in the future.

Item 1A: Risk Factors

The most significant risks that could materially and adversely affect our financial condition, results of operations or cash flows include, but are not limited to, the factors described below. Except as otherwise indicated, these factors may or may not occur and we cannot predict the likelihood of any such factor occurring.

The cyclical nature of the chemicals industry causes significant fluctuations in our results of operations and cash flows.

Our historical operating results reflect the cyclical and volatile nature of the supply and demand balance of the chemicals industry. The chemicals industry has experienced alternating periods of inadequate capacity and supply, allowing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, overcapacity, corresponding declining utilization rates and, ultimately, declining prices and profit margins. Some of the markets in which our customers participate, such as the automotive, electronics and building and construction industries, are cyclical in nature, thus posing a risk to us that is beyond our control. These markets are highly competitive, are driven to a large extent by end-use markets and may experience overcapacity, all of which may affect demand for and pricing of our products and result in volatile operating results and cash flows over our business cycle. Future growth in product demand may not be sufficient to utilize current or future capacity. Excess industry capacity may continue to depress our volumes and margins on some products. Our operating results, accordingly, may be volatile as a result of excess industry capacity, as well as from rising energy and raw materials costs.

Increases in the price of the raw materials or energy utilized for our products may have a material adverse effect on our operating results.

We purchase significant amounts of raw materials and energy for our businesses. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of our operating expenses. The prices and availability of the raw materials we utilize vary with market conditions and may be highly volatile. Over the past few years, we have experienced significant cost increases in purchases of petrochemicals, tin, soybean oil, other raw materials and, our primary energy source (natural gas) which has had a negative impact on our operating results.

Although we have attempted, and will continue to attempt, to match increases in the prices of raw materials or energy with corresponding increases in product prices, we may not be able to immediately raise product prices, if at all. Ultimately, our ability to pass on increases in the cost of raw materials or energy to customers is highly dependent upon market conditions. Specifically, there is a risk that raising prices charged to our customers could result in a loss of sales volume. In the past, we have not always been able to pass on increases in the prices of raw materials and energy to our customers, in whole or in part, and there will likely be periods in the future when we will not be able to pass on these price increases. Reactions by our customers and competitors to our price increases could cause us to reevaluate and possibly reverse such price increases, which would negatively affect operating results.

Any disruption in the availability of the raw materials or energy utilized for our products may have a material adverse effect on our operating results.

Across our businesses, there are a limited number of suppliers for some of our raw materials and utilities and, in some cases, the number of sources for and availability of raw materials and utilities is specific to the particular geographic region in which a facility is located. It is also common in the chemical industries for a facility to have a sole, dedicated source for its utilities, such as steam, electricity and gas. Having a sole or limited number of suppliers may result in our having limited negotiating power, particularly during times of rising raw material costs. Even where we have multiple suppliers for a raw material or utility, these suppliers may not make up for the loss of a major supplier. Moreover, any new supply agreements we enter into may not have terms as favorable as those contained in our current supply agreements. For some of our products, the facilities or distribution channels of raw material and utility suppliers and our production facilities form an integrated system, which limits our ability to negotiate favorable terms in supply agreements.

In addition, as part of an increased trend towards vertical integration in the chemicals industry, other chemical companies are purchasing raw material suppliers. This is further reducing the available suppliers for certain raw materials.

If one or more of our significant raw material or utility suppliers were unable to meet its obligations under present supply arrangements, raw materials may become unavailable within the geographic area from which they are now sourced, or supplies may otherwise be constrained or disrupted, our businesses could be forced to incur increased costs for our raw materials or utilities, which would have a direct negative impact on plant operations and may adversely affect our results of operations and financial condition.

Decline in general economic conditions and other external factors may adversely impact our operations.

External factors, including domestic and global economic conditions, international events and circumstances, competitor actions and government regulation, are beyond our control and can cause fluctuations in demand and volatility in the prices of raw materials and other costs that can intensify the impact of economic cycles on our operations. We produce a broad range of products that are used as additives and components in other products in a wide variety of end-use markets. As a result, our products may be negatively impacted by supply and demand instability in other industries and the effects of that instability on supply chain participants. Economic and political conditions in countries in which we operate may also adversely impact our operations. For example, some countries in Europe have been particularly adversely affected by rising government deficits and debt levels, which require certain countries to adopt deflationary fiscal and monetary policies which could negatively affect our businesses. Although our diversified product portfolio and international presence lessens our dependence on a single market and exposure to economic conditions or political instability in any one country or region, our businesses are nonetheless sensitive to changes in economic conditions. Accordingly, financial crises and economic downturns anywhere in the world could adversely affect our results of operations, cash flows and financial condition.

Competition may adversely impact our results of operations.

We face significant competition in many of the markets in which we operate due to the trend toward global expansion and consolidation by competitors. Some of our existing competitors are larger than we are and may have more resources and better access to capital markets to facilitate continued expansion or new product development. Additionally, some of our competitors have a greater product range and distributional capability than we do for certain products and in specific regions. We also expect that we will continue to face new competitive challenges as well as additional risks inherent in international operations in developing regions. We are susceptible to price competition in certain markets in which customers are sensitive to changes in price. At the same time, we also face downward pressure on prices from industry overcapacity and lower cost structures in certain businesses. The further use and introduction of generic and alternative products by our competitors may result in increased competition and could require us to reduce our prices and take other steps to compete effectively. These measures could negatively affect our financial condition, results of operations and cash flows. Alternatively, if we were to increase prices in response to this competition, the reactions of our competitors and customers to such price increases could cause us to reevaluate and possibly reverse such price increases or risk a loss in sales volumes.

Our inability to register our products in member states of the European Union under the REACh legislation may lead to some restrictions or cancellations of registrations, which could impact our ability to manufacture and sell certain products.

In December 2006, the European Union signed the REACh legislation. This legislation requires chemical manufacturers and importers in the European Union to demonstrate the safety of the chemical substances contained in their products via a substance registration process. The full REACh registration process will be phased in over the next several years. The registration process will require capital and resource commitments to compile and file comprehensive chemical dossiers regarding the use and attributes of each chemical substance manufactured or imported by Chemtura and will require us to perform chemical safety assessments. Successful registration under REACh will be a functional prerequisite to the continued sale of our products in the European Union market. Thus, REACh presents a risk to the continued sale of our products in the European Union should we be unable or unwilling to complete the registration process or if the European Union seeks to ban or materially restrict the production or importation of the chemical substances used in our products.

Adverse weather or economic conditions could materially affect our results of operations.

Sales volumes for the products in our Chemtura AgroSolutions segment, like all agricultural products, are subject to the sector's dependency on weather, disease and pest infestation conditions. Adverse weather conditions in a particular region could have a material adverse affect on our Chemtura AgroSolutions segment. Additionally, our Chemtura AgroSolutions segment products are typically sold pursuant to contracts with extended payment terms in Latin America and Europe. Customary extended payment periods, which are tied to particular crop growing cycles, render our Chemtura AgroSolutions segment susceptible to losses from receivables during economic downturns and may adversely affect our results of operations and cash flows.

Our pool and spa products in our Consumer Products segment are primarily used in swimming pools and spas. Demand for these products is influenced by a variety of factors, including seasonal weather patterns. An adverse change in weather patterns, such as unseasonably cold and wet summers, could negatively affect the demand for, and profitability of, our pool and spa products.

Demand for Chemtura AgroSolutions products is affected by governmental policies.

Demand for our Chemtura AgroSolutions segment products is influenced by the agricultural policies of governments and regulatory authorities, particularly in developing countries in Asia and Latin America, where we conduct business. Moreover, changes in governmental policies or product registration requirements could have an adverse impact on our ability to market and sell our products.

In all regions of the world there are directives, laws and/or regulations that require the testing and registration of all agrochemical products before they can be sold for application to crops. Each country appoints agencies responsible for the administration of these approval processes. Under these laws or when such laws and regulations are periodically changed the products that have been previously registered may be required to undergo a process of re-registration. The re-registration process frequently demands tests to be repeated to more modern and exacting standards or may even require completely new types of tests to be completed. These tests and processes for both new and existing agrochemical products can take significant time to complete and resources to perform, and may ultimately be unsuccessful in their objective of securing a registration of new products or re-registration of existing products. There is no assurance when an existing product requires re-registration that it will be approved for continuing use or all of its previously approved uses can be sustained. Globally, many of our products are currently subject to such re-registration processes which may result in products having their approval for sale withdrawn in some countries.

Current and future litigation, governmental investigations, prosecutions and administrative claims, including antitrust-related governmental investigations and lawsuits, could harm our financial condition, results of operations and cash flows.

We have been involved in several significant lawsuits and claims relating to environmental and chemical exposure matters, and may in the future be involved in similar litigation. Additionally, we are routinely subject to other civil claims, litigation and arbitration and regulatory investigations arising in the ordinary course of our business as well as with respect to our divested businesses. Some of these claims and lawsuits relate to product liability claims, including claims related to current and former products and asbestos-related claims concerning the premises and historic products of us and our predecessors. We could become subject to additional claims. An adverse outcome of these claims could have a materially adverse effect on our business, financial conditions, results of operations and cash flows.

We have also been involved in a number of governmental investigations, prosecutions and administrative claims in the past, including antitrust-related governmental investigations and civil lawsuits, and may in the future be subject to similar claims. Additionally, we have incurred and could again incur expenses in connection with antitrust-related matters, including expenses related to our cooperation with governmental authorities and defense-related civil lawsuits.

Environmental, health and safety regulation matters could have a negative impact on our results of operations and cash flows.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning, among other things, emissions in the air, discharges to land, surface, subsurface strata and water and the generation, handling, storage, transportation, treatment and disposal of hazardous waste and other materials. Our operations bear the risk of violations of those laws and sanctions for violations such as clean-up and removal costs, long-term monitoring and maintenance costs, costs of waste disposal, natural resource damages and payments for property damage and personal injury. Although it is our policy to comply with such laws and regulations, it is possible that we have not been or may not be at all times in compliance with all of these requirements.

Additionally, these requirements, and enforcement of these requirements, may become more stringent in the future. The ultimate additional cost of compliance with any such requirements could be material. Non-compliance could subject us to material liabilities such as government fines or orders, criminal sanctions, third-party lawsuits, remediations and settlements, the suspension, modification or revocation of necessary permits and licenses, or the suspension of non-compliant operations. We may also be required to make significant site or operational modifications at substantial cost. Future regulatory or other developments could also restrict or eliminate the use of, or require us to make modifications to, our products, packaging, manufacturing processes and technology, which could have a significant adverse impact on our financial condition, results of operations and cash flows.

At any given time, we may be involved in claims, litigation, administrative proceedings, settlements and investigations of various types in a number of jurisdictions involving potential environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage, personal injury and regulatory compliance or non-compliance. The resolution of these environmental matters could have a material adverse effect on our results of operations and cash flows.

Current environmental, health and safety regulations, including chemical safety regulations, changes in existing regulations, and shifts in perceptions of our products among regulators and the public, could have a negative impact on our results of operations and cash flows.

Recently, there has been increased scrutiny by regulatory authorities, legislative bodies, environmental interest groups and the media in the United States and other countries of certain brominated flame retardants. In a related development, the State of California in June 2012 announced its intention to review and update its flame retardance standards for filling materials used in upholstered furniture and proposed revised standards in August 2012. In view of the size of the California market and the historical influence of California regulatory initiatives on regulators and consumers elsewhere in the United States, the impact of any revised California standard could potentially reach beyond the state. The threat of additional regulation or concern about the impact of brominated flame retardants on human health or the environment or changes in existing or additional government regulations, including limitations or bans on the use of certain brominated flame retardants, may result in a decline in our net sales of certain brominated flame retardants and adversely affect our results of operations and cash flows.

Recent federal regulations aimed at increasing security at certain chemical production plants and similar legislation that may be proposed in the future could require us to enhance plant security and to alter or discontinue our production of certain chemical products, thereby increasing our operating costs and causing an adverse effect on our results of operations.

Regulations have recently been issued by the U.S. Department of Homeland Security ("DHS") aimed at decreasing the risk, and effects, of potential terrorist attacks on chemical plants located within the United States. Pursuant to these regulations, these goals would be accomplished in part through the requirement that certain high-priority facilities develop a prevention, preparedness, and response plan after conducting a vulnerability assessment. In addition, companies may be required to evaluate the possibility of using less dangerous chemicals and technologies as part of their vulnerability assessments and prevention plans and implementing feasible safer technologies in order to minimize potential damage to their facilities from a terrorist attack. Certain of our sites are subject to these regulations and we cannot state at this time with certainty the costs associated with any security plans that the DHS may require. These regulations may be revised further and additional legislation may be proposed in the future on this topic. It is possible that such future legislation could contain terms that are more restrictive than what has recently been passed and which would be more costly to us. We cannot predict the final form of currently pending legislation or other related legislation that may be passed and we can provide no assurance that such legislation will not have an adverse effect on our results of operations in a future reporting period. In addition, we may incur liabilities for subsequent damages in the event that we fail to comply with these regulations.

We operate on an international scale and are exposed to risks in the countries in which we have significant operations or interests. Changes in foreign laws and regulatory requirements, export controls or international tax treaties could adversely affect our results of operations and cash flows.

We are dependent, in large part, on the economies of the countries in which we manufacture and market our products. Of our 2012 net sales, 48% were to customers in the United States and Canada, 28% to Europe and Africa, 18% to the Asia/Pacific region and 6% to Latin America. As of December 31, 2012, our net property, plant and equipment were located in various regions including 66% in the United States and Canada, 26% in Europe and Africa, 6% in the Asia/Pacific region and 2% in Latin America.

The economies of the countries within these areas are in different stages of socioeconomic development. Consequently, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially adversely affect our financial condition, results of operations and cash flows.

We may also face difficulties managing and administering an internationally dispersed business. In particular, the management of our personnel across several countries can present logistical and managerial challenges. Additionally, international operations present challenges related to operating under different business cultures and languages. We may have to comply with unexpected changes in foreign laws and regulatory requirements, which could negatively impact our operations and ability to manage our global financial resources. Export controls or other regulatory restrictions could prevent us from shipping our products into and from some markets. Moreover, we may not be able to adequately protect our trademarks and other intellectual property overseas due to uncertainty of laws and enforcement in a number of countries relating to the protection of intellectual property rights. Changes in tax regulation and international tax treaties could significantly reduce the financial performance of our foreign operations or the magnitude of their contributions to our overall financial performance.

If we fail to establish and maintain adequate internal controls over financial reporting, we may not be able to report our financial results in a timely and reliable manner, which could harm our business and impact the value of our securities.

We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected and our independent registered public accounting firm may be unable to attest to the fair presentation of our Consolidated Financial Statements in accordance with U.S. generally accepted accounting principles ("GAAP") and the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. If we cannot provide reliable financial reports and effectively prevent fraud, our reputation and operating results could be harmed. Even effective internal controls have inherent limitations including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting in future periods are subject to the risk that the control may become inadequate because of changes in conditions or a deterioration in that the degree of compliance with the policies or procedures.

If we fail to maintain adequate internal controls, including any failure to implement new or improved controls, or if we experience difficulties in their implementation, we could fail to meet our reporting obligations, and there could be a material adverse effect on our business and financial results. In the event that our current control practices deteriorate, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our securities may be adversely affected.

Our results of operations are subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact our results of operations.

Significant portions of our businesses are conducted in currencies other than the U.S. dollar. Accordingly, foreign currency exchange rates affect our operating results. Effects of exchange rate fluctuations upon our future operating results cannot be predicted because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. In certain foreign countries, some components of our cost structure are denominated in U.S. dollars while our revenues are denominated in the local currency. In those cases, currency devaluation could adversely impact our operating margins.

We are dependent upon a trained, dedicated sales force, the loss of which could materially affect our operations.

Many of our products are sold and supported through dedicated staff and specifically trained personnel. The loss of this sales force due to market or other conditions could affect our ability to sell and support our products effectively, which could have an adverse effect on our results of operations.

Production facilities are subject to operating risks that may adversely affect our financial condition, results of operations and cash flows.

We are dependent on the continued operation of our production facilities. Such production facilities are subject to hazards associated with the manufacturing, handling, storage and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, terrorist attacks, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, remediation complications, chemical spills, discharges or releases of toxic or hazardous gases, storage tank leaks and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental damage, fines, civil or criminal penalties and liabilities. The occurrence of these events may disrupt production or incur significant costs, which could have an adverse effect on the production and profitability of a particular manufacturing facility and on our financial condition, results of operations and cash flows.

Our businesses depend upon many proprietary technologies, including patents, licenses and trademarks. Our competitive position could be adversely affected if we fail to protect our patents or other intellectual property rights or if we become subject to claims that we are infringing upon the rights of others.

Our intellectual property is of particular importance for a number of the specialty chemicals that we manufacture and sell. The trademarks and patents that we own may be challenged, and because of such challenges, we could eventually lose our exclusive rights to use and enforce such patented technologies and trademarks, which would adversely affect our competitive position and results of operations. We are licensed to use certain patents and technology owned by other companies, including foreign companies, to manufacture products complementary to our own products. We pay royalties for these licenses in amounts not considered material, in the aggregate, to our consolidated results.

We also rely on unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. Although it is our policy to enter into confidentiality agreements with our employees and third parties to restrict the use and disclosure of trade secrets and proprietary know-how, those confidentiality agreements may be breached. Additionally, adequate remedies may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how, and others could obtain knowledge of such trade secrets through independent development or other access by legal means. The failure of our patents, trademarks or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how and the brands under which we market and sell our products could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot be assured that our products or methods do not infringe on the patents, trademarks or other intellectual property rights of others. Infringement and other intellectual claims or proceedings brought against us, whether successful or not, could result in substantial costs and harm our reputation. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of our business. In addition, intellectual property litigation or claims could force us to do one or more of the following:

- cease selling products that contain asserted intellectual property;
- pay substantial damages for past use of the asserted intellectual property;
- obtain a license from the holder of the asserted intellectual property, which may not be available on reasonable terms; and
- redesign or rename, in the case of trademark claims, our products to avoid infringing the rights of third parties.

Such requirements could adversely affect our revenue, increase costs, and harm our financial condition.

Our patents may not provide full protection against competing manufacturers outside of the United States, the European Union countries and certain other developed countries. Weaker protection may adversely impact our sales and results of operations.

In some of the countries in which we operate, such as China, the laws protecting patent holders are significantly weaker than in the United States, countries in the European Union and certain other developed countries. Weaker protection may assist competing manufacturers in becoming more competitive in markets in which they might not have otherwise been able to introduce competing products for a number of years. As a result, we tend to rely more heavily upon trade secret and know-how protection in these regions, as applicable, rather than patents. Additionally, for our Chemtura AgroSolutions segment products sold in China, we rely on regulatory protection of intellectual property provided by regulatory agencies, which may not provide us with complete protection against competitors.

An inability to remain technologically innovative and to offer improved products and services in a cost-effective manner could adversely impact our operating results.

Our operating results are influenced in part by our ability to introduce new products and services that offer distinct value to our customers. For example, both our Chemtura AgroSolutions segment and our organometallic business seek to provide tailored products for our customers' often unique problems, which require an ongoing level of innovation. In many of the markets where we sell our products, the products are subject to a traditional product life cycle. Even where we devote significant human and financial resources to develop new technologically advanced products and services, we may not be successful in these efforts.

Joint venture investments that we enter into could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and disputes between us and our joint venture partners.

A portion of our operations is conducted through certain ventures in which we share control with third parties. In these situations, we are not in a position to exercise sole decision-making authority regarding the facility, partnership, joint venture or other entity. Investments through partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that joint venture partners might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Joint venture partners may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor our joint venture partners would have full control over the partnership or joint venture. Disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and prevent the members of our management team from focusing their time and effort on our business. Consequently, action by, or disputes with, our joint venture partners might result in subjecting the facilities owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our joint venture partners. Our joint ventures' unfunded and underfunded pension plans and post-retirement health care plans could adversely impact our financial condition, results of operations and cash flows.

Our unfunded and underfunded defined benefit pension plans and post-retirement welfare benefit plans could adversely impact our financial condition, results of operations and cash flows.

The cost of our defined benefit pension and post-retirement welfare benefit plans is recognized through operations over extended periods of time and involves many uncertainties during those periods of time. Our funding policy for defined benefit pension plans is to accumulate plan assets through our cash contributions and prudent investment returns, such that, over the long run, will approximate the present value of projected benefit obligations. Our pension cost is materially affected by the discount rate used to measure pension obligations, changes in the life expectancy of plan beneficiaries, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets or in a change of the expected rate of return on plan assets. Similarly, our post-retirement welfare benefit cost is materially affected by the discount rate used to measure these obligations, as well as by changes in the actual cost of providing these medical and other welfare benefits.

We have underfunded obligations under our U.S. tax-qualified defined benefit pension plans totaling approximately $226 million on a projected benefit obligation basis as of December 31, 2012. Declines in the value of the plan investments, the discount rate used to measure liabilities, increases in life expectancy of beneficiaries or unfavorable changes in law or regulations that govern pension plan funding could materially change the timing and amount of required funding. Additionally, we sponsor other foreign and non-qualified U.S. pension plans under which there are substantial unfunded liabilities totaling approximately $129 million on a projected benefit obligation basis as of December 31, 2012. Foreign regulatory authorities may seek to have Chemtura and/or certain of our non-sponsoring subsidiaries take responsibility for some portion of these obligations. Mandatory funding contributions with respect to these obligations and potential unfunded benefit liability claims could have a material adverse effect on our financial condition, results of operations or future cash flows. In addition, our actual costs with respect to our post-retirement welfare benefit plans could exceed our current actuarial projections.

We engage in acquisitions and divestitures, which could adversely affect our financial condition, results of operations and business; we may not realize all of the anticipated benefits of these transactions or these benefits may take longer to realize than expected.

From time to time we engage in strategic acquisitions and divestitures which involve risks. We may not realize the expected benefits of acquisitions, including the synergies, cost savings or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. The integration of an acquired business may result in material unanticipated problems, expenses, liabilities or competitive responses. Other risks associated with past or future acquisitions include: the business culture of the acquired business may not match well with our culture; technological and product synergies, economies of scale and cost reductions may not occur as expected; unforeseen expenses, delays or conditions may be imposed upon the acquisition, including due to required regulatory approvals or consents; we may acquire or assume unexpected liabilities or be subject to unexpected penalties or other enforcement actions; faulty assumptions may be made regarding the integration process; unforeseen difficulties may arise in integrating operations, processes and systems; higher than expected investments may be required to implement necessary compliance processes and related systems, including information technology systems, accounting systems and internal controls over financial reporting; we may fail to retain, motivate and integrate key management and other employees of the acquired business; higher than expected finance costs may arise due to unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any jurisdiction in which the acquired business conducts its operations; and we may experience problems in retaining customers and integrating customer bases. Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and attention. Failure to implement our acquisition strategy, including successfully integrating acquired businesses, could have an adverse effect on our business, financial condition and results of operations.

Furthermore, we make strategic divestitures from time to time. A successful divestiture depends on various factors, including our ability to: effectively transfer liabilities, contracts, facilities and employees to the purchaser; identify and separate the intellectual property to be divested from the intellectual property that we wish to keep; and reduce fixed costs previously associated with the divested assets or business. In addition, if customers of the divested business do not receive the same level of service from the new owners, this may adversely affect our other businesses to the extent that these customers also purchase our other products. These divestitures may on occasions, also result in continued financial involvement in the divested businesses, including through guarantees, supply and transition service agreements, deferred purchase consideration and other financial arrangements.

We are subject to risks associated with possible climate change legislation, regulation and international accords.

Greenhouse gas emissions have increasingly become the subject of a large amount of international, national, regional, state and local attention. Cap and trade initiatives to limit greenhouse gas emissions have been introduced in the European Union. Similarly, numerous bills related to climate change have been introduced in the U.S. Congress, which could adversely impact all industries. In addition, the EPA has promulgated rules limiting greenhouse gas emissions and regulation of greenhouse gas also could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act or new climate change legislation.

While not all are likely to become law, this is a strong indication that additional climate change related mandates will be forthcoming, and it is expected that they may adversely impact our costs by increasing energy costs and raw material prices and establishing costly emissions trading schemes and requiring modification of equipment to limit greenhouse gas emissions.

A step toward potential federal restriction on greenhouse gas emissions was taken on December 7, 2009 when the Environmental Protection Agency ("EPA") issued its Endangerment Finding in response to a decision of the Supreme Court of the United States. The EPA found that the emission of six greenhouse gases, including carbon dioxide (which is emitted from the combustion of fossil fuels), may reasonably be anticipated to endanger public health and welfare. Based on this finding, the EPA defined the mix of these six greenhouse gases to be "air pollution" subject to regulation under the Clean Air Act. Although the EPA has stated a preference that greenhouse gas regulation be based on new federal legislation rather than the existing Clean Air Act, absent legislative action, the EPA has begun to regulate many sources of greenhouse gas emissions.

The U.S. Congress recently considered legislation that would create an economy-wide "cap-and-trade" system that would establish a limit (or cap) on overall greenhouse gas emissions and create a market for the purchase and/or sale of emissions permits or "allowances." Under these proposals, the chemical industry likely would be affected due to anticipated increases in energy costs as fuel providers pass on the cost of the emissions allowances, which they would be required to obtain, to cover the emissions from fuel production and the eventual use of fuel by us or our energy suppliers. In addition, cap-and-trade proposals would likely increase the cost of energy, including purchases of steam and electricity, and certain raw materials used by us. Other countries are also considering or have implemented regulatory programs to reduce greenhouse gas emissions. Future environmental legislative and regulatory developments related to climate change are possible, which could materially increase operating costs in the chemical industry and thereby increase our manufacturing and delivery costs. In addition, it is presently unclear what effects, if any, changes in regional or global climate will have on our operations or results.

New regulations related to "conflict minerals" may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo ("DRC") and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts in fiscal 2013, with initial disclosure requirements beginning in fiscal 2014. There could be significant costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering "conflict free" conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational or consumer sales challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

If our goodwill, intangible assets or long-lived assets become impaired, we may be required to record a significant charge to earnings.

Under U.S. GAAP, we review our intangible assets and long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment on July 31 of each year, or more frequently if required. Factors that may be considered a change in circumstances, indicating that the carrying value of our goodwill, intangible assets or long-lived assets may not be recoverable, include, but are not limited to, a decline in stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in our industry. We may be required to record a significant charge in our financial statements during the period in which any impairment of our goodwill, intangible assets or long-lived assets is determined, negatively impacting our results of operations.

Restrictive covenants in our credit facilities and senior notes may limit our ability to engage in certain transactions.

Our credit facilities and senior notes contain various covenants that limit our ability to engage in specified types of transactions. The covenants limit our ability to, among other things, incur additional indebtedness or repay certain indebtedness, create liens, pay dividends on or make other distributions on or repurchase capital stock or make other restricted payments, make investments, and enter into acquisitions, dispositions and joint ventures. Such restrictions in our credit facilities and senior notes could result in us having to obtain the consent of our lenders in order to take certain actions. Recent disruptions in credit markets may prevent us from or make it more difficult or more costly for us to obtain such consents from our lenders. Our ability to expand our business or to address declines in our business may be limited if we are unable to obtain such consents.

A breach of any of these covenants could result in a default under our credit facilities and senior notes. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under our credit facilities and senior notes immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure our indebtedness. Our subsidiaries have pledged a significant portion of their assets as collateral under our credit facilities. If the lenders under credit facilities accelerate the repayment of borrowings, we may not have sufficient assets to repay amounts borrowed under the credit facilities which could have a material adverse effect on our cash flow and on the value of our stock.

If we issue additional shares of common stock in the future, it will result in the dilution of our existing stockholders.

Our certificate of incorporation authorizes the issuance of 500 million shares of common stock, of which 100.4 million shares were issued and 98.0 million shares outstanding as of December 31, 2012. Our board of directors (the "Board") has the authority to issue additional shares of common stock up to the authorized capital stated in the certificate of incorporation. Our Board may choose to issue some or all of such shares of common stock to acquire one or more businesses or to provide additional financing in the future. The issuance of any such shares of common stock will result in a reduction of the book value or market price of the outstanding shares of our common stock. Additionally, we have an incentive plan that allows for the issuance of up to 11 million shares (currently 5.3 million shares remain available for future grants), equal to eleven percent of our new shares of common stock issued on the Effective Date.

On October 18, 2011, we announced that our Board has authorized us to repurchase up to $50 million of our common stock over the next twelve months. On July 31, 2012, our Board authorized an increase in our share repurchase program from $50 million to up to $100 million and extended the program to November 2013. The shares are expected to be repurchased from time to time through open market purchases. The program, which does not obligate us to repurchase any particular amount of common stock, may be modified or suspended at any time at the Board's discretion. The manner, price, number and timing of such repurchases, if any, will be subject to a variety of factors, including market conditions and the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). As of December 31, 2012, we had purchased 3.4 million shares for $41 million.

Item 1B: Unresolved Staff Comments

None.

Item 2: Properties

The following table sets forth information regarding our principal operating properties and other significant properties as of December 31, 2012. All of the following properties are owned except where otherwise indicated. In general, our operating properties are well maintained, suitably equipped and in good operating condition.

Location	Facility	Reporting Segment
UNITED STATES		
Alabama		
Bay Minette [3]	Plant	Antioxidant business
Arkansas		
El Dorado	Plant	Industrial Engineered Products
California		
McFarland	Repackaging Warehouse	Industrial Engineered Products
Connecticut		
Middlebury*	Executive Offices	Corporate Offices
Naugatuck	Research Center	Industrial Performance Products
Georgia		
Conyers	Plant	Consumer Products
Lawrenceville*	Office, Research Center	Consumer Products, Chemtura AgroSolutions
Illinois		
Mapleton	Plant	Industrial Engineered Products
Pekin*	Plant	Chemtura AgroSolutions
Indiana		
West Lafayette	Office, Research Center	Industrial Engineered Products
Louisiana		
Lake Charles	Plant	Consumer Products
Westlake	Land	Consumer Products
Michigan		
Adrian	Plant	Consumer Products
New Jersey		
East Hanover	Plant	Industrial Performance Products
Fords	Plant	Industrial Performance Products
Perth Amboy	Plant	Industrial Performance Products
North Carolina		
Gastonia	Plant	Industrial Performance Products, Chemtura AgroSolutions
Pennsylvania		
Philadelphia*	Executive Offices	Corporate Offices
West Virginia		
Morgantown [3]	Plant, Research Center	Antioxidant business

Location	Facility	Reporting Segment
INTERNATIONAL		
Australia		
Adelaide	Office	Corporate Office
Sydney	Office	Corporate Office
Brazil		
Rio Claro	Plant	Industrial Engineered Products, Industrial Performance Products, Chemtura AgroSolutions
Sao Paulo*	Office	Industrial Engineered Products, Industrial Performance Products, Chemtura AgroSolutions
Canada		
Elmira	Plant	Industrial Performance Products, Chemtura AgroSolutions, Industrial Engineered Products
Guelph	Research Center	Chemtura AgroSolutions
West Hill	Plant	Consumer Products, Industrial Performance Products
France		
Catenoy [3]	Plant	Antioxidant business
Dardilly*	Office	Consumer Products
Germany		
Bergkamen*	Plant, Research Center	Industrial Engineered Products
Waldkraiburg [3]	Plant	Antioxidant business
Planegg*	Office	Consumer Products
India		
Gajraula	Plant	Chemtura AgroSolutions
New Delhi	Office	Industrial Engineered Products, Industrial Performance Products, Chemtura AgroSolutions
Italy		
Latina	Plant	Industrial Performance Products, Chemtura AgroSolutions
Milan[1]	Office	Industrial Performance Products
Mexico		
Altamira	Plant	Industrial Engineered Products, Industrial Performance Products
Cuautitlan	Office, Warehouse	Industrial Engineered Products, Industrial Performance Products
Reynosa	Plant	Industrial Engineered Products
The Netherlands		
Amsterdam	Plant	Chemtura AgroSolutions
Republic of China		
Nanjing	Plant, Research Center	Industrial Performance Products
Shanghai*	Office	Corporate
South Africa		
Atlantis	Plant	Consumer Products
Boksburg	Office	Chemtura AgroSolutions
Kylami	Office	Industrial Performance Products

Location	Facility	Reporting Segment
South Korea		
Pyongtaek[2]	Plant	Antioxidant business
Switzerland		
Frauenfeld*	Office	Industrial Engineered Products, Chemtura AgroSolutions, Corporate
Taiwan		
Kaohsiung	Plant	Industrial Engineered Products, Industrial Performance Products
United Kingdom		
Accrington	Plant	Industrial Performance Products
Cheltenham	Office/Tech Center	Consumer Products
Droitwich	Plant	Industrial Performance Products
Evesham	Research Center	Chemtura AgroSolutions
Langley*	Office	Chemtura AgroSolutions, Corporate
Trafford Park	Plant, Office	Industrial Engineered Products, Industrial Performance Products, Corporate

* Leased property.
1 Facility leased by Anderol Italia S.r.l, which is 51% owned by us.
2 Facility owned by Asia Stabilizers Co. Ltd. which is 65% owned by us.
3 Included in the Antioxidant Sale. The assets and liabilities included in the Antioxidant Sale have been presented as assets and liabilities of discontinued operations on our Consolidated Balance Sheet for current and comparable periods.

Item 3: Legal Proceedings

Information regarding our legal proceedings can be found in Note 19 – Legal Proceedings and Contingencies in our Notes to Consolidated Financial Statements and is incorporated by reference herein.

Item 4: Mine Safety Disclosure

Not applicable.

PART II

Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

On November 10, 2010, pursuant to our Plan, our previously outstanding common stock (including treasury stock) was cancelled and we authorized and began issuance of 100 million shares of our common stock, par value $0.01 per share (the "New Common Stock"). As of December 31, 2012, 100.4 million shares were issued and 98 million shares were outstanding. The New Common Stock was approved for listing on the New York Stock Exchange (the "NYSE") on November 8, 2010 and started trading on the exchange under the ticker symbol "CHMT" on November 11, 2010 (the "New Common Stock").

We have no current plans to pay any cash dividends on our New Common Stock and instead may retain earnings, if any, for future operation, expansion and debt repayment. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors (the "Board") and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board may deem relevant. In addition, our debt agreements contain covenants restricting the payment of dividends by us and by each of our subsidiaries that are party to such facilities, which is subject to a number of specific exceptions.

The following table summarizes the range of market prices for our New Common Stock as reported by the NYSE, by quarter during the past two years:

	2012			
	First	**Second**	**Third**	**Fourth**
Market price per common share:				
High	**$ 17.79**	**$ 17.91**	**$ 18.44**	**$ 21.69**
Low	**$ 11.36**	**$ 13.17**	**$ 12.55**	**$ 14.85**

	2011			
	First	Second	Third	Fourth
Market price per common share:				
High	$ 17.98	$ 19.37	$ 18.92	$ 12.95
Low	$ 15.05	$ 16.34	$ 9.86	$ 8.49

The number of holders of record of our New Common Stock on December 31, 2012 was approximately 5,100. See Item 1A – Risk Factors for a discussion of risks related to our common stock.

Issuer Purchases of Equity Securities During the Fourth Quarter of 2012

On October 18, 2011, we announced that our Board had authorized us to repurchase up to $50 million of our New Common Stock over the next twelve months. On July 31, 2012, our Board authorized an increase in our share repurchase program from $50 million to up to $100 million and extended the program to November 2013. The shares are expected to be repurchased from time to time through open market purchases. The program, which does not obligate us to repurchase any particular amount of common stock, may be modified or suspended at any time at the Board's discretion. The manner, price, number and timing of such repurchases, if any, will be subject to a variety of factors, including market conditions and the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). As of December 31, 2012 the cumulative authorized repurchase allowance was $100 million, of which we had purchased 3.4 million shares for $41 million. The remaining allowance under the program was approximately $59 million. There were no securities repurchased in the fourth quarter of 2012.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on our common stock for the period November 11, 2010 through December 31, 2012 with the returns of the Standard & Poor's 500 Stock Index and the S&P 500 Specialty Chemicals Index, assuming an investment of $100 on November 11, 2010 and the reinvestment of all dividends. Since our old common stock was canceled when we emerged from Chapter 11 and our New Common Stock began trading on the NYSE on November 11, 2010, stock performance prior to November 11, 2010 does not provide meaningful comparison and has not been provided.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG CHEMTURA CORPORATION, S&P 500 AND S&P 500 SPECIALTY CHEMICALS


$170
$150
$130
$110
$90
$70
$50
11/11/10
12/31/10
06/30/11
12/31/11
06/30/12
12/31/12
CHEMTURA CORPORATION
S&P 500
S&P 500 SPECIALTY CHEMICALS

	11/11/2010	12/31/2010	6/30/2011	12/31/2011	6/30/2012	12/31/2012
CHEMTURA CORPORATION	$ 100.0	$ 103.8	$ 118.2	$ 73.6	$ 94.2	$ 138.1
S&P500	$ 100.0	$ 103.6	$ 108.8	$ 103.6	$ 112.2	$ 117.5
S&P 500 SPECIALTY CHEMICALS	$ 100.0	$ 104.6	$ 114.3	$ 109.6	$ 134.8	$ 152.1

Item 6: Selected Financial Data

The following reflects our selected financial data for each of our last five fiscal years and has been reclassified to reflect the effects of the Antioxidant Sale. The information below should be read in conjunction with Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 - Financial Statements and Supplementary Data of this Annual Report. The financial information presented may not be indicative of future performance.

(In millions of dollars, except per share data)	**2012**	2011	2010	2009	2008
Summary of Operations					
Net sales	**$ 2,629**	$ 2,606	$ 2,372	$ 1,993	$ 2,688
Gross profit	**691**	667	612	534	673
Selling, general and administrative	**299**	326	306	279	310
Depreciation and amortization	**120**	123	158	144	203
Research and development	**44**	38	39	33	43
Facility closures, severance and related costs	**12**	3	1	4	20
Antitrust costs	**—**	—	—	10	12
(Gain) loss on sale of business (a)	**—**	(27)	(2)	—	25
Impairment charges (b)	**—**	4	57	39	904
Changes in estimates related to expected allowable claims (c)	**1**	3	35	73	—
Equity loss (income)	**4**	1	(2)	2	(2)
Operating income (loss)	**211**	196	20	(50)	(842)
Interest expense (d)	**(64)**	(63)	(191)	(70)	(78)
Loss on early extinguishment of debt	**(1)**	—	(88)	—	—
Other income (expense), net	**21**	—	(6)	(11)	4
Reorganization items, net (e)	**(5)**	(19)	(303)	(97)	—
Earnings (loss) from continuing operations before income taxes	**162**	114	(568)	(228)	(916)
Income tax (expense) benefit	**(28)**	(20)	(19)	(6)	26
Earnings (loss) from continuing operations	**134**	94	(587)	(234)	(890)
(Loss) earnings from discontinued operations, net of tax	**(34)**	26	14	(55)	(81)
Loss on sale of discontinued operations, net of tax	**—**	—	(12)	(3)	—
Net earnings (loss)	**100**	120	(585)	(292)	(971)
Less: net loss (earnings) attributable to non-controlling interests	**1**	(1)	(1)	(1)	(2)
Net earnings (loss) attributable to Chemtura	**$ 101**	$ 119	$ (586)	$ (293)	$ (973)
Amounts attributable to Chemtura common stockholders:					
Earnings (loss) from continuing operations, net of tax	**$ 134**	$ 94	$ (587)	$ (234)	$ (891)
(Loss) earnings from discontinued operations, net of tax	**(33)**	25	13	(56)	(82)
Loss on sale of discontinued operations, net of tax	**—**	—	(12)	(3)	—
Net earnings (loss) attributable to Chemtura	**$ 101**	$ 119	$ (586)	$ (293)	$ (973)

(In millions, except per share data)	2012	2011	2010	2009	2008
Per Share Statistics					
Earnings (loss) from continuing operations, net of tax	**$ 1.35**	$ 0.94	$ (2.64)	$ (0.96)	$ (3.67)
(Loss) earnings from discontinued operations, net of tax	**(0.33)**	0.25	0.06	(0.23)	(0.34)
Loss on sale of discontinued operations, net of tax	**—**	—	(0.05)	(0.01)	—
Net earnings (loss) attributable to Chemtura	**$ 1.02**	$ 1.19	$ (2.63)	$ (1.20)	$ (4.01)
Dividends	**$ —**	$ —	$ —	$ —	$ 0.15
Book value	**$ 10.90**	$ 10.86	$ 10.16	$ 0.71	$ 2.01
Common stock trading range: High (f)	**$ 21.69**	$ 19.37	$ 16.10	$ 1.55	$ 8.81
Low (f)	**$ 11.36**	$ 8.49	$ 0.28	$ 0.02	$ 1.02
Average shares outstanding - Basic (f)	**98.2**	100.1	223.0	242.9	242.3
Average shares outstanding - Diluted (f)	**98.8**	100.3	223.0	242.9	242.3
Financial Position					
Working capital (deficiency) (g)	**$ 1,101**	$ 931	$ 932	$ 881	$ (558)
Current ratio (g)	**3.2**	3.4	2.9	2.5	0.7
Total assets	**$ 3,030**	$ 2,855	$ 2,913	$ 3,118	$ 3,057
Total debt, including short-term borrowings (g)	**$ 876**	$ 752	$ 751	$ 255	$ 1,204
Stockholders' equity	**$ 1,068**	$ 1,046	$ 971	$ 172	$ 488
Total capital employed (g)	**$ 1,944**	$ 1,798	$ 1,722	$ 427	$ 1,692
Debt to total capital % (g)	**45.1%**	41.8%	43.6%	59.7%	71.2%
(In millions of dollars, except for number of employees)					
Other Statistics					
Net cash provided by (used in) operations (h)	**$ 218**	$ 182	$ (204)	$ 49	$ (11)
Capital spending from continuing operations	**$ 142**	$ 148	$ 115	$ 48	$ 110
Depreciation from continuing operations	**$ 90**	$ 90	$ 126	$ 111	$ 165
Amortization from continuing operations	**$ 30**	$ 33	$ 32	$ 33	$ 38
Approximate number of employees at end of year	**4,600**	4,500	4,200	4,400	4,700

(a) (Gain) loss on sale of business primarily included a $27 million gain on the sale of our 50% interest in Tetrabrom Technologies Ltd. in 2011, a $2 million gain relating to the sale of the natural sodium sulfonates and oxidized petrolatum product lines in 2010 and a $25 million loss relating primarily to the sale of the oleochemicals business in 2008.

(b) The 2011 and 2010 charges primarily included the impairment of intangible assets of $3 million and goodwill of $57 million, respectively, within the Chemtura AgroSolutions segment. The 2009 charge included the impairment of goodwill of $37 million and the impairment of intangible assets of $2 million within the Consumer Products segment. The 2008 charge primarily included a $903 million impairment of goodwill associated with the Consumer Products, Industrial Performance Products and Industrial Engineered Products segments.

(c) Changes in estimates related to expected allowable claims relate to adjustments to liabilities subject to compromise (primarily legal and environmental reserves) as a result of our Chapter 11 proofs of claim evaluation process.

(d) Interest expense in 2010 includes $137 million of contractual interest expense recorded, relating to interest obligations on unsecured claims for the period from March 18, 2009 through the Effective Date that were paid based on the Plan (included in this amount is contractual interest expense of $63 million for 2009).

(e) Reorganization items, net, represent professional fees; the write-off of debt discounts, premiums and debt issuance costs; the write-off of deferred financing expenses related to the termination of the U.S. accounts receivable facility; impacts from rejections or terminations of executory contracts and real property leases; impacts from the settlement of claims; and charges for reorganization initiatives.

(f) Upon the effectiveness of our Plan, all previously outstanding shares of common stock were canceled and pursuant to the Plan approximately 100 million shares of New Common Stock were issued. The weighted average shares for 2010 was based upon 243 million of old shares outstanding for approximately 10 months and approximately 100 million of new shares outstanding for approximately 2 months. As a result, the average shares outstanding and price of our New Common Stock may not be comparable to prior periods.

(g) The 2009 amounts excludes $2 billion of Liabilities Subject to Compromise.

(h) The 2010 net cash used in operations included $195 million related to cash settlements of claims in connection with the Chapter 11 cases and $50 million of pension contributions in accordance with the Plan.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included in Item 8 of this Form 10-K.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Forward-Looking Statements" for a discussion of certain of the uncertainties, risks and assumptions associated with these statements.

OUR BUSINESS

We are among the larger publicly traded specialty chemical companies in the United States. We are dedicated to delivering innovative, application-focused specialty chemical solutions and consumer products. Our principal executive offices are located in Philadelphia, Pennsylvania and Middlebury, Connecticut. We operate in a wide variety of end-use industries, including agriculture, automotive, building and construction, electronics, lubricants, packaging, pool and spa chemicals and transportation. The majority of our chemical products are sold to industrial manufacturing customers for use as additives, ingredients or intermediates that add value to their end products. Our agrochemical and consumer products are sold to dealers, distributors and major retailers. We are a leader in many of our key product lines and transact business in more than 100 countries.

The primary economic factors that influence the operations and sales of our Industrial Performance Products ("Industrial Performance") and Industrial Engineered Products ("Industrial Engineered") segments (collectively referred to as, "Industrials") are industrial, electronic component and polymer production, residential and commercial construction. In addition, our Chemtura AgroSolutions segment is influenced by worldwide weather, disease and pest infestation conditions. Our Consumer Products segment is also influenced by general economic conditions impacting consumer spending and weather conditions. For additional factors that impact our performance, see Item 1A - Risk Factors.

Other factors affecting our financial performance include industry capacity, customer demand, raw material and energy costs, and selling prices. Selling prices are influenced by the global demand and supply for the products we produce. We pursue selling prices that reflect the value our products deliver to our customers, while seeking to pass on higher costs for raw material and energy to preserve our profit margins.

OVERVIEW OF OUR PERFORMANCE

Despite a weak global economy in 2012, we were able to deliver improvements in earnings from continuing operations and cash flow, offer new and innovative products, expand current product offerings and invest in manufacturing capacity for market growth. Earnings from continuing operations were $1.35 per diluted share in 2012, an increase of $0.41 over 2011 and cash flow from operations increased by $36 million to $218 million compared to the prior year.

We ended 2011 with a significant number of growth opportunities and other strategic initiatives that provided a foundation upon which we were able to build upon in 2012. Focusing on innovation and growth, particularly in the faster growing regions of the world, we introduced new products, offered new and built on existing applications and invested in our businesses to serve our customers' growing needs. We internally reviewed our footprint and cost structure and implemented strategies to reduce costs and gain efficiencies. Among the many accomplishments in 2012 were:

Industrial Performance

- Construction began on our new multi-purpose manufacturing facility in Nantong, China which will initially support growth in customer demand for petroleum additives and urethanes products in the Asian region.

- Construction also began on the new European manufacturing capability for our Synton® high-viscosity polyalphaolefin ("HVPAO") synthetic basestocks. This increased capacity will support our ability to meet the increasing global demand for these products by locating production capacity in a region of significant demand growth, and will enhance our service levels to continue to meet our customer commitments. The project will enable production in 2013 of the Synton® 40 and Synton® 100 HVPAO products at our facility in Ankerweg, Amsterdam, The Netherlands.

- In December 2012, we entered into a joint development agreement with Caterpillar Inc. for novel applications of Chemtura's Duracast® hot-cast urethane pre-polymer technology for construction and mining equipment.

Industrial Engineered

- We commercialized our new Emerald Innovation™ 1000 and 3000 products, built a solid sales base for our new GeoBrom® products used in mercury control and demonstrated strength in our overall bromine product sales despite weaker electronics demand.

- In September 2012, we entered into a definitive agreement to acquire the bromine assets of Solaris ChemTech Industries Limited, India's leading manufacturer of bromine and bromine derivatives.

- We added capacity for the production of trimethylaluminum and methylaluminoxane within our organometallics production facility in Germany. Trimethylaluminum is a building block for materials used in high brightness LEDs and is the base feedstock for methylaluminoxane used as an activator in the fast growing market for single site catalyst systems.

Consumer Products

- We developed and commercialized key new products including the patent-pending Angry Egg™ water treatment and the patent-pending Silky Swim™ Good-Bye Dry Water treatment products designed for chlorine and salt pools. These products will be sold into both the mass and independent retailer channels in 2013.

Chemtura AgroSolutions

- The segment delivered significant financial improvement in 2012 as a result of its investment in technology based portfolio extensions, improvements to its distribution channels and the cost restructuring actions undertaken in 2011.

- We introduced over 100 new products and registration combinations during the year.

Other

- We centralized much of our finance functions into regional shared service centers in the United States, the United Kingdom, China and Brazil standardizing our operating procedures, controls and processes while improving the cost and scalability of the function.

- In October 2012, we exercised the accordion feature under our senior secured term facility agreement due 2016 (the "Term Loan") adding an aggregate principal amount of $125 million to finance the pending Indian bromine acquisition.

- In November 2012, we entered into an asset purchase agreement to sell substantially all of the assets of our Antioxidant business and the buyer agreed to assume certain liabilities. The agreement was amended and restated on January 25, 2013. The transaction is expected to be close in the first quarter of 2013.

- During 2012, we repurchased 1.4 million shares of our common stock at a cost of $20 million.

As we look to 2013, we will continue to invest in people, capital expenditures and technology as we have since 2011 to further drive growth and improved profitability while exploring opportunities to optimize our business portfolio.

RESULTS OF OPERATIONS

(In millions, except per share data)

	2012	2011	2010
Net Sales			
Industrial Performance Products	**$ 891**	$ 939	$ 835
Industrial Engineered Products	**896**	869	728
Consumer Products	**433**	422	458
Chemtura AgroSolutions	**409**	376	351
Net Sales	**$ 2,629**	$ 2,606	$ 2,372
Operating Income			
Industrial Performance Products	**$ 102**	$ 116	$ 110
Industrial Engineered Products	**140**	130	25
Consumer Products	**30**	26	67
Chemtura AgroSolutions	**65**	30	21
Segment Operating Income	**337**	302	223
General corporate expense including amortization	**(113)**	(123)	(111)
Change in useful life of property, plant and equipment	—	—	(1)
Facility closures, severance and related costs	**(12)**	(3)	(1)
Gain on sale of businesses	—	27	2
Impairment charges	—	(4)	(57)
Changes in estimates related to expected allowable claims	**(1)**	(3)	(35)
Total Operating Income	**211**	196	20
Interest expense	**(64)**	(63)	(191)
Loss on early extinguishment of debt	**(1)**	—	(88)
Other income (expense), net	**21**	—	(6)
Reorganization items, net	**(5)**	(19)	(303)
Earnings (loss) from continuing operations before income taxes	**162**	114	(568)
Income tax expense	**(28)**	(20)	(19)
Earnings (loss) from continuing operations	**134**	94	(587)
(Loss) earnings from discontinued operations, net of tax	**(34)**	26	14
Loss on sale of discontinued operations, net of tax	—	—	(12)
Net earnings (loss)	**100**	120	(585)
Less: net loss (earnings) attributable to non-controlling interests	**1**	(1)	(1)
Net earnings (loss) attributable to Chemtura	**$ 101**	$ 119	$ (586)
EARNINGS (LOSS) PER SHARE - BASIC AND DILUTED - ATTRIBUTABLE TO CHEMTURA:			
Earnings (loss) from continuing operations	**$ 1.35**	$ 0.94	$ (2.64)
(Loss) earnings from discontinued operations	**(0.33)**	0.25	0.06
Loss on sale of discontinued operations	—	—	(0.05)
Net earnings (loss) attributable to Chemtura	**$ 1.02**	$ 1.19	$ (2.63)
Basic weighted-average shares outstanding	**98.2**	100.1	223.0
Diluted weighted-average shares outstanding	**98.8**	100.3	223.0

2012 COMPARED TO 2011

Overview

We reported consolidated net sales of $2.6 billion for the year ended 2012, which represents a $23 million increase over our consolidated net sales in 2011. We realized $75 million from higher year-over-year selling prices as we continued to focus on investing in new products and manufacturing capacity as well as recovering increases in raw material and distribution costs, This benefit was offset by a $17 million reduction in sales volume and $35 million from the unfavorable effects of foreign exchange translation. Our Chemtura AgroSolutions and Industrial Engineered segments led the sales growth. Chemtura AgroSolutions benefited from an increase in volume resulting from dry weather and good growing seasons, particularly in the Americas, coupled with new product introductions and registrations and changes in distribution channels in Latin America. Industrial Engineered Products saw the greatest benefit from higher selling prices in 2012 that helped to recover raw material increases and supported the continued investment in manufacturing capacity to serve customers' growing demand. We experienced modest year-over-year improvement in net sale from our Consumer Products segment due to an increase in volume resulting from regaining a mass market customer for the 2012 pool season and a strong "Early Buy" program in the U.S. dealer channel. Our Industrial Performance segment contributed most of our volume decline as they were most significantly affected by weak demand, particularly in Asia and Europe which began in the second half of 2011. Global economic conditions contributed to the unfavorable effect of foreign exchange translation which significantly impacted all of our businesses.

Our gross profit as a percentage of sales for 2012 remained constant at 26%. Gross profit for 2012 increased by $24 million over 2011 to $691 million. Gross profit reflected the higher year-on-year selling prices and a $3 million decrease in other costs, offset by unfavorable manufacturing variances and costs of $37 million, increases in raw material costs of $6 million, a decrease in volume and product mix of $4 million and the impact of unfavorable foreign currency translation of $7 million.

Selling, general and administrative ("SG&A") expense of $299 million was $27 million lower than in 2011. The decrease represents the benefit of certain non-recurring costs we reported in 2011, including the $7 million reserve for accounts receivables, an $8 million charge related to a UK pension matter and lower overall costs due to restructuring programs in Chemtura AgroSolutions, Consumer Products and our finance function offset by additional legal and other expenses associated with our strategic initiatives.

Depreciation and amortization expense from continuing operations of $120 million was $3 million lower than the prior year, primarily due to accelerated depreciation related to restructuring activities of $2 million in 2011 within our Industrial Engineered and Chemtura AgroSolutions segments.

Research and development ("R&D") expense of $44 million was $6 million higher than the prior year as we invested to drive innovation to support growth.

Facility closures, severance and related costs were $12 million in 2012 as compared with $3 million in 2011. The 2012 charges related to initiatives to improve the operating effectiveness of certain global corporate functions. The 2011 charges primarily related to severance costs of a restructuring plan to increase the effectiveness of our Chemtura AgroSolutions segment.

Gain on sale of business of $27 million for 2011 related to the sale of our 50% interest in Tetrabrom Technologies Ltd.

We recorded impairment charges of $4 million in 2011 comprising the impairment of intangible assets of our Chemtura AgroSolutions segment and property, plant and equipment related to our El Dorado, Arkansas facility.

Changes in estimates related to expected allowable claims were $1 million for 2012 compared with $3 million for 2011, as we reduced the number of claims remaining in our Disputed Claim Reserve.

Other income, net in 2012 was $21 million compared with less than $1 million for the same period of 2011. During the fourth quarter of 2012, we liquidated several of our European subsidiaries as part of our legal entity rationalization program. These actions resulted in a $21 million gain related to the release of the cumulative translation adjustment associated with these entities.

Reorganization items, net of $5 million in 2012 was $14 million lower than in 2011. The expense in both periods comprised professional fees directly associated with the Chapter 11 reorganization and the impact of negotiated claims settlement for which Bankruptcy Court approval had been requested or obtained.

The income tax expense from continuing operations in 2012 was $28 million compared with $20 million in 2011. The tax expense reported for 2012 reflects fluctuations in jurisdictional profitability. The tax expense reported in 2011 included a decrease in deferred foreign income taxes of approximately $17 million that had been recorded in an international jurisdiction in prior years and an increase in foreign income taxes of approximately $5 million relating to a foreign tax matter dating back to the 1990s. The $17 million tax benefit was recorded after receiving approval from the international jurisdiction to change our filing position. In 2012 and 2011, we provided a full valuation allowance against the tax expense associated with our U.S. net operating loss.

Net earnings from continuing operations attributable to Chemtura for 2012 was $134 million, or $1.35 per share, as compared with $94 million, or $0.94 per share, for 2011.

The loss from discontinued operations, net of tax attributable to Chemtura for 2012 was $33 million, or $0.33 per share, as compared with earnings from discontinued operations, net of tax attributable to Chemtura of $25 million, or $0.25 per share, for 2011. In 2012, we recorded an impairment charge of $47 million which included the impairment of property, plant and equipment of $35 million and intangible assets of $11 million. (Loss) earnings from discontinued operations represents the Antioxidant business.

As previously disclosed, the U.S. regulatory approvals of our new liquid antioxidant product within our Antioxidant business, Weston® 705, are progressing slower than we anticipated. While the U.S. food and drug administration (the "FDA") previously approved use of the product for aqueous and acidic uses, in the second quarter of 2012, the FDA advised us that we needed to submit additional test data in order for it to determine if the product can be approved for fatty food uses. In the fourth quarter of 2012, we requested approval of market volume limits on fatty food uses of Weston® 705 antioxidant and to commence additional testing for unlimited fatty food use. We anticipate submitting test results to the FDA in the fourth quarter of 2013.

The following is a discussion of the results of our segments.

Industrial Performance Products

Our Industrial Performance segment reported lower net sales and operating income in 2012 compared with the prior year. These results continue to reflect the weak global economic conditions which first showed their effect in the second half of 2011 and deteriorated progressively through 2012, particularly in Asia. Although we were able to implement some year-over-year price increases, overall our mix of product sales deteriorated which continued to put pressure on margins as raw material costs increased. Reduced demand contributed to unfavorable manufacturing absorption variances which further impacted operating profit. Increases in SG&A and R&D (collectively "SGA&R") were offset by decreases in other costs.

Net sales totaled $891 million in 2012, a decrease of $48 million compared with last year. The lower results reflected the negative impact of reduced sales volume totaling $62 million coupled with the impact of unfavorable foreign currency translation of $5 million, partially offset by higher selling prices of $19 million.

Operating income totaled $102 million in 2012, a decrease of $14 million compared with last year. Price increases only partly offset a $22 million decrease in volume and unfavorable product mix, $6 million in increased raw materials, $4 million in unfavorable manufacturing costs and absorption variances and a $1 million increase in other costs.

On October 29, 2012, Hurricane Sandy caused wide-spread flooding and wind damage across the mid-Atlantic region in the U.S. which resulted in prolonged power outages, disruption of public transportation and gasoline shortages from Virginia to New Hampshire. Although several of our plants lost power, there was minimal financial impact from the storm.

Industrial Engineered Products

Our Industrial Engineered segment delivered improvements in net sales and operating income over 2011, mainly as the result of increases in year-over-year selling prices. We realized the full benefit in 2012 of the increases in selling prices that we implemented throughout 2011. The increases in selling prices helped to cover escalating raw material costs later in the year and other manufacturing and distribution costs as well as to support the required capacity reinvestments for sustainable and reliable supply of products to our customers. We saw further softening in demand from our traditional electronic applications and a decline in the sales of tin-based organometallic products and components for polyolefin polymerization catalysts. However, we were able to mitigate these volume declines through sales growth from insulation foam, mercury removal, agriculture, healthcare and certain other industrial applications markets. This growth reflected the benefit of the investment in new product and application development, permitting us to diversify the application markets we serve. We brought on new capacity for our Emerald Innovation™ product lines and invested in expanding our organometallics production capacity.

Net sales increased by $27 million to $896 million for 2012 reflecting the benefit of $46 million in increased selling prices partially offset by $7 million in lower sales volume and $12 million from the impact of unfavorable foreign currency translation.

Operating income increased $10 million to $140 million in 2012 compared with $130 million in 2011. The increase reflected the favorable selling price increases, $6 million in favorable product mix and $5 million from lower raw material costs, which were offset in part by $41 million in unfavorable manufacturing costs including start up costs for new products and absorption variances and a $6 million increase in other costs.

Consumer Products

Our Consumer Products segment reported higher net sales and operating income for 2012 compared with the 2011. Net sales benefited from an increase in volume due to regaining a mass market customer for our 2012 season, the introduction of new opening price point products and a strong "Early Buy" program in the U.S. dealer channel, all of which offset some volume declines in Europe due to colder and wetter weather conditions than in recent years. Improvements to the production line at our Conyers, Georgia facility, increases in volume and lower SGA&R due to a restructuring program, favorably improved operating income and mitigated some of the erosion in dollar revenues from the weakening Euro.

Net sales increased by $11 million to $433 million in 2012. This increase reflected $17 million of higher sales volume and $2 million in higher selling prices, offset by $8 million from the impact of unfavorable foreign currency translation.

Operating income increased $4 million to $30 million in 2012 compared with $26 million in 2011. Lower manufacturing costs and variances of $6 million, lower SGA&R costs of $4 million and selling price increases were partially offset by a $5 million increase in raw material costs and $3 million in unfavorable foreign currency translation.

Chemtura AgroSolutions

Our Chemtura AgroSolutions segment reported higher net sales and operating income for 2012 compared with 2011. This segment benefited from an increase in volume resulting from dry weather and strong growing seasons, particularly in the Americas coupled with new product introductions and registrations and changes in distribution channels in Latin America. Increased selling prices were offset entirely by unfavorable foreign currency translation due to the weakening of a number of currencies against the U.S. dollar throughout the year. Operating income reflected the benefit of higher sales volumes, reductions in bad debt expense compared to 2011 and reductions in costs as a result of the restructuring program that was implemented in the latter part of 2011.

Net sales increased by $33 million to $409 million for 2012 from $376 million in 2011 reflecting $35 million in higher sales volume and $8 million in higher selling prices offset by $10 million of unfavorable foreign currency translation.

Operating income increased $35 million to $65 million in 2012 compared with $30 million in 2011. Operating income reflected the increase in selling prices, an $11 million benefit from increased volume and favorable product mix, a decrease in SGA&R of $14 million which reflected the benefit of the restructuring actions taken in 2011, a reduction of bad debt expense of $7 million and $4 million in lower manufacturing, distribution and other costs, partly offset by $2 million of unfavorable foreign currency translation.

General Corporate

Included in our general corporate expenses are costs of a general nature or managed on a corporate basis. These costs (net of allocations to the business segments) primarily represent corporate stewardship and administration activities together with costs associated with legacy activities and intangible asset amortization. Functional costs are allocated between the business segments and general corporate expense.

Corporate expense was $113 million in 2012, which included $26 million of amortization expense related to intangible assets. In comparison, corporate expense was $123 million in 2011, which included $33 million of amortization expense related to intangible assets.

Certain functional and other expenses that are managed company-wide are allocated to our segments. The portion of such costs allocated to the Antioxidant business do not transfer directly under the Antioxidant Sale and are anticipated to be eliminated in 2013. As such, in historic periods these costs are shown as part of continuing operations in the corporate segment and not included under (loss) earnings from discontinued operations, net of tax. These costs approximate $13 million and $15 million for 2012 and 2011, respectively.

2011 COMPARED TO 2010

Overview

We reported consolidated net sales of $2.6 billion for the year ended 2011, which represents a $234 million increase over our consolidated net sales for 2010. We realized $187 million from higher selling prices, reflecting the requirements to reinvest in and support growing customer demand in our Industrial segments and to recover increases in raw material costs. Despite increased economic uncertainty and weaker electronics demand in the second half of the year, net sales volumes increased by $32 million year-on-year. Sales volume growth was generated by our Industrial Performance and Chemtura AgroSolutions segments, with sales volume decreases in our Industrial Engineered and Consumer Products segments. The volume decline in our Consumer Products segment reflected the loss of a mass market customer for the 2011 season. Additionally, we benefited from $28 million in favorable foreign currency translation, primarily due to the strength of the Euro in the first half of the year. These increases were offset by a $13 million reduction in sales as a result of the divestiture of the natural sodium sulfonates and oxidized petrolatum product lines in the third quarter of 2010.

Our gross profit as a percentage of net sales for 2011 remained constant at 26% despite significant increases in our raw material and distribution costs. Gross profit for 2011 increased by $55 million over 2010 to $667 million. Increased selling prices generated a $187 million benefit, partially offset by a $93 million increase in raw material and energy costs coupled with $33 million and $10 million in higher manufacturing and distribution costs, respectively. Raw material costs in all of our segments experienced significant increases. Higher manufacturing costs in our Industrials segments were due to lower production volumes in the second-half of the year, higher maintenance cost, certain weather related plant outages in the third quarter and the relocation of certain manufacturing assets. We had a $4 million benefit from increased sales volumes and changes to our sales mix largely in our Industrial Performance and Chemtura AgroSolutions segments which were only partially offset by declines in our Consumer Products segment. Gross profit increased by $9 million as a result of the favorable effects of selling our products in currencies other than the U.S. dollar, but was offset in part by a $3 million reduction due to a divestiture in the third quarter of 2010 and a $6 million increase in other costs.

SG&A expense of $326 million was $20 million higher than in 2010. The increase was due to higher stock-based compensation expense of $13 million, which principally reflected equity awards made under the various emergence incentive plans and an $8 million charge related to an ongoing evaluation of a UK Pension benefit matter. In addition, our selling costs increased by $7 million over the prior year as we invested to promote our growth. These increases were only partially offset by a $5 million decrease in legal expenses and a $3 million decrease in all other expenses.

Depreciation and amortization expense of $123 million was $35 million lower than the prior year, primarily due to accelerated depreciation incurred in 2010 related to our El Dorado, Arkansas facility restructuring activities.

R&D expense of $38 million was $1 million lower than the prior.

Facility closures, severance and related costs were $3 million in 2011 as compared with $1 million in 2010. The 2011 charges primarily related to severance costs of a restructuring plan to increase the effectiveness of our Chemtura AgroSolutions segment. The 2010 costs were related to the ongoing execution of prior restructuring initiatives.

Gain on sale of business of $27 million for 2011 related to the sale of our 50% interest in Tetrabrom Technologies Ltd. Gain on sale of business of $2 million for 2010 related to the divestiture of the natural sodium sulfonates and oxidized petrolatum product lines in the third quarter of that year.

We recorded impairment charges of $4 million in 2011 and $57 million in 2010. The 2011 charge included the impairment of intangible assets of our Chemtura AgroSolutions segment and property, plant and equipment related to our El Dorado, Arkansas facility. The 2010 charge included the impairment of goodwill within the Chemtura AgroSolutions segment, resulting from weaker industry demand due to the global economic recession. These factors resulted in reduced expectations for future cash flows resulting in lower estimated fair values for the respective assets.

Changes in estimates related to expected allowable claims were $3 million for 2011 compared with $35 million for 2010. These charges included adjustments to liabilities subject to compromise, primarily legal and environmental reserves, which were identified in the Chapter 11 claim evaluation and settlement processes. Recoveries from insurance carriers were included in these changes in estimates once contingencies related to coverage disputes with the insurance carriers were resolved and coverage was deemed probable. We recorded $32 million in 2010 related to insurance recoveries. The decrease in activity in 2011 is due to the confirmation of the Plan in November 2010 leaving just a number of disputed claims to be resolved.

In 2010, we determined that it was probable that obligations for interest on unsecured claims in the Chapter 11 proceedings would ultimately be paid based on the estimated claim recoveries reflected in the Plan. As such, prior interest from the Petition

Date was recorded in 2010. Additionally, in August 2010, we entered into senior notes and a term loan to finance our emergence from Chapter 11. As a result, interest expense of $63 million in 2011 was significantly lower than that incurred in 2010.

Other expense, net in 2011 was less than $1 million compared with $6 million for the same period of 2010. Other expense primarily reflects foreign exchange gains or losses.

Reorganization items, net of $19 million in 2011 was $284 million lower than in 2010. Expense in both years is principally comprised of professional fees directly associated with the Chapter 11 reorganization and the impact of the value of negotiated claims settlements. The decrease in 2011 reflects our emergence from Chapter 11 in November 2010.

The income tax expense from continuing operations in 2011 was $20 million, compared with $19 million in 2010. The tax expense reported in 2011 included a decrease in deferred foreign income taxes of approximately $17 million that had been recorded in an international jurisdiction in prior years and an increase in foreign income taxes of approximately $5 million relating to a foreign tax matter dating back to the 1990s. The $17 million tax benefit was recorded after receiving approval from the international jurisdiction to change our filing position. In 2011 and 2010, we provided a full valuation allowance against the tax expense associated with our U.S. net operating loss.

Net earnings from continuing operations attributable to Chemtura for 2011 was $94 million, or $0.94 per share as compared with a net loss from continuing operations attributable to Chemtura of $587 million, or $2.64 per share for 2010.

Earnings from discontinued operations, net of tax attributable to Chemtura for 2011 was $25 million, or $0.25 per share as compared with $13 million, or $0.06 per share for 2010. Earnings from discontinued operations in 2011 and 2010 primarily represents the Antioxidant business.

The loss on sale of discontinued operations in 2010 was related to the divestiture of the PVC additives business in April 2010.

The following is a discussion of our segment results:

Industrial Performance Products

The Industrial Performance segment benefited from higher sales volumes driven by increased customer demand for petroleum additive products used in automotive, refrigeration and general industrial applications and for urethane products used in mining, oil and gas and general industrial applications. The increased demand was predominately in the first half of the year and weakened in the second half of the year as general economic conditions softened. We saw significant increases in raw material costs throughout the year and higher manufacturing costs due to production issues experienced in the first half of 2011. Increases in sales volumes and the cost of fuel surcharges resulted in higher distribution costs over last year. The increase in these costs were effectively covered by selling price increases in all businesses throughout the year. We continued to focus our efforts in providing value added products and services and invested our capital in the addition of resources in our sales and technology areas to support our research and development efforts and offer improved customer support. In the third quarter of 2010, this segment divested its natural sodium sulfonates and oxidized petrolatum product lines.

The Industrial Performance segment reported net sales of $939 million in 2011, a $104 million improvement over 2010. This growth was primarily driven by an $55 million benefit from higher selling prices and a $58 million benefit from increased sales volume. The segment also benefitted from favorable foreign currency translation of $4 million. These increases were partly offset by a $13 million reduction in net sales due to the divestiture of its natural sodium sulfonates and oxidized petrolatum product lines in the third quarter of 2010.

Operating income totaled $116 million for 2011, an increase of $6 million over 2010. Improvement in our results reflected the higher selling prices and increased volume and changes in sales mix of $15 million. These benefits were partially offset by increases of $49 million in raw material costs, $5 million in higher manufacturing costs, $2 million in higher distribution costs, $3 million in higher SGA&R costs and $2 million in higher other costs. Operating income was reduced by $3 million due to the divestiture of our natural sodium sulfonates and oxidized petrolatum product lines in the third quarter of 2010.

Industrial Engineered Products

Our Industrial Engineered segment reported overall lower volumes in 2011 compared with 2010 due primarily to weaker demand in the second half of the year. The lower volumes were the result of reduced demand for flame retardants used in printed wiring boards in the electrical and electronics industries and lower demand for tin-based organometallics products. Sales volumes for our other organometallic products showed solid increases versus the prior year. The segment experienced significant increases in raw material costs throughout the year, higher manufacturing costs due to lower plant production volumes and higher plant maintenance costs, increased distribution costs due to rate increases and higher SGA&R expense in sales and technology to support our growth initiatives. This segment aggressively increased selling prices throughout 2011 to cover these cost increases as well as to support the required capacity reinvestments to ensure a sustainable and reliable supply of products to our customers. The segment also benefited from the non-recurring expense incurred in 2010 related to accelerated depreciation in our El Dorado, Arkansas facility.

Net sales for the Industrial Engineered segment were $869 million in 2011. The $141 million increase from the prior year was largely the result of $139 million in higher selling prices and $12 million in favorable foreign currency translation on products sold in currencies other than the U.S. Dollar, partially offset by $10 million in volume reductions.

Operating income of $130 million in 2011 reflected an improvement of $105 million compared with $25 million in 2010. Improvements reflected significant higher selling prices, a favorable volume and sales mix of $2 million, the favorable impact of foreign currency translation of $7 million and a $2 million decrease in other costs. These benefits more than offset a $37 million increase in raw material costs, $21 million in higher manufacturing costs, $5 million higher distribution costs and a $9 million increase in SGA&R costs. Additionally, 2011 comparisons were favorably impacted by the $27 million incurred in non-recurring accelerated depreciation charges in 2010 related to our El Dorado, Arkansas facility.

Consumer Products

Our Consumer Products segment was negatively impacted by the loss of a mass market customer for the 2011 season, selling price reductions within the domestic mass market channel, tighter customer management of their inventory requirements during the year and mixed weather conditions during the season. Lower production volumes resulted in higher manufacturing costs. Reductions in our selling prices were the result of competition when bidding for the 2011 selling season.

Net sales for the Consumer Products segment were $422 million in 2011, which was $36 million below 2010. This decline is largely due to a $34 million decrease in volume and a $9 million reduction in selling prices. These reductions were offset by $7 million in favorable foreign currency translation.

Consumer Products reported operating income of $26 million for 2011 which was $41 million below operating income of $67 million in 2010. The decline in operating income reflected the reductions in sales price and volume of $9 million and $18 million, respectively. In addition, the segment experienced $12 million in increased manufacturing costs, $6 million in increased raw material costs and a $1 million increase in other costs. The segment benefited from $3 million of favorable foreign currency translation and a $2 million reduction in accelerated depreciation expense.

Chemtura AgroSolutions

Our Chemtura AgroSolutions segment benefited from increases in sales volume, particularly in our seed treatment and acaricides products and increased selling prices in North America. We also benefited from the non-recurring legal expenses that were partially offset by higher bad debt expense and start-up losses from our ISEM joint venture in 2011.

Net sales rose by $25 million to $376 million in 2011 reflecting the benefit of the $18 million growth in volume, $5 million related to favorable foreign currency translation and $2 million in higher selling prices.

Operating income increased $9 million in 2011 to $30 million compared with $21 million in 2010. This increase is a reflection of the increase in sales volume of $5 million, reductions in manufacturing costs of $5 million and the increase in selling prices noted above. Operating income was also impacted by distribution costs increases of $4 million, equity losses from our ISEM joint venture of $2 million, the $1 million impact of unfavorable foreign currency translation and $1 million in higher accelerated depreciation cost, partially offset by the $2 million benefit from non-recurring legal expenses net of the higher bad debt expense and a $3 million decrease in other costs.

General Corporate

Corporate expense was $123 million in 2011, which included $33 million of amortization expense related to intangible assets. In comparison, corporate expense was $111 million in 2010 which included $32 million of amortization expense related to intangible assets.

The $12 million increase in corporate expense was largely due to a $12 million increase in stock-based compensation expense, principally the result of equity awards made under the emergence incentive plans.

Certain functional and other expenses that are managed company-wide are allocated to our segments. The portion of such costs allocated to the Antioxidant business do not transfer directly under the Antioxidant Sale and are anticipated to be eliminated in

2013. As such, in historic periods these costs are shown as part of continuing operations in the corporate segment and not included under (loss) earnings from discontinued operations, net of tax. These costs approximate $15 million and $14 million for 2011 and 2010, respectively.

Adjusted EBITDA

Adjusted EBITDA is a financial measure that is not calculated or presented in accordance with generally accepted accounting principles ("GAAP"). While we believe that such measures are useful in evaluating our performance, investors should not consider them to be a substitute for financial measures prepared in accordance with GAAP. In addition, the financial measures may differ from similarly titled financial measures used by other companies and do not provide a comparable view of our performance relative to other companies in similar industries. Adjusted EBITDA for 2012, 2011 and 2010 is calculated as follows:

(In millions)	**2012**	2011	2010
Net earnings (loss) attributable to Chemtura	**$ 101**	$ 119	$ (586)
Plus: Interest expense	**64**	63	191
Plus: Loss on early extinguishment of debt	**1**	—	88
Plus: Other (income) expense, net	**(21)**	—	6
Plus: Reorganization items, net	**5**	19	303
Plus: Income tax expense	**28**	20	19
Plus: Loss (earnings) from discontinued operations, net of tax	**34**	(26)	(14)
Plus: Loss on sale of discontinued operations, net of tax	**—**	—	12
Plus: Net (loss) earnings attributable to non-controlling interests	**(1)**	1	1
Operating income	**211**	196	20
Plus: Depreciation and amortization	**120**	123	158
Plus: Operational facility closures, severance and related costs	**12**	3	1
Less: Gain on sale of business	**—**	(27)	(2)
Plus: Impairment charges	**—**	4	57
Plus: Changes in estimates related to expected allowable claims	**1**	3	35
Plus: Non-cash stock-based compensation	**23**	25	8
Plus: Loss on disposal of assets	**—**	1	2
Plus: Other non-recurring adjustments	**—**	—	6
Plus: UK pension benefit matter	**—**	8	—
Adjusted EBITDA	**$ 367**	$ 336	$ 285

LIQUIDITY AND CAPITAL RESOURCES

Emergence from Chapter 11

On March 18, 2009 (the "Petition Date") Chemtura and 26 of our U.S. affiliates (collectively the "U.S. Debtors" or the "Debtors" when used in relation to matters before August 8, 2010) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code ("Chapter 11") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court").

On August 8, 2010, our Canadian subsidiary, Chemtura Canada Co/Cie ("Chemtura Canada"), filed a voluntary petition for relief under Chapter 11. The U.S. Debtors along with Chemtura Canada after it filed for Chapter 11 (collectively the "Debtors") requested the Bankruptcy Court to enter an order jointly administering Chemtura Canada's Chapter 11 case with the previously filed Chapter 11 cases and appoint Chemtura Canada as the "foreign representative" for the purposes of the Canadian Case. Such orders were granted on August 9, 2010. On August 11, 2010, the Canadian Court entered an order recognizing the Chapter 11 cases as a "foreign proceedings" under the CCAA.

On November 3, 2010, the Bankruptcy Court entered an order confirming the Debtors' plan of reorganization (the "Plan"). On November 10, 2010 (the "Effective Date"), the Debtors substantially consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective.

As of December 31, 2012, the Bankruptcy Court has entered orders granting final decrees closing all of the Debtors' Chapter 11 cases except the Chapter 11 case of Chemtura Corporation.

For further discussion of the Chapter 11 cases, see Note 18 – Emergence from Chapter 11 in our Notes to Consolidated Financial Statements.

Financing Facilities

On August 27, 2010, we completed a private placement offering under Rule 144A of $455 million aggregate principal amount of 7.875% senior notes due 2018 (the "Senior Notes") at an issue price of 99.269% in reliance on an exemption pursuant to Section 4(2) of the Securities Act of 1933. We also entered into a senior secured term facility credit agreement due 2016 (the "Term Loan") with Bank of America, N.A., as administrative agent, and other lenders party thereto for an aggregate principal amount of $295 million with an original issue discount of 1%. The Term Loan permits us to increase the size of the facility by up to $125 million. On October 31, 2012, we exercised this accordion feature of our Term Loan and borrowed an additional $125 million for the purpose of funding potential investment opportunities and for general corporate purposes. Accordingly, we recognized a $1 million charge for the year ended December 31, 2012 for loss on early extinguishment of debt resulting from the write-off of deferred financing costs and miscellaneous fees. An additional $1 million in arranger fees were written-off to interest expense for the year end December 31, 2012.

On November 10, 2010, we entered into a five-year senior secured revolving credit facility available through 2015 (the "ABL Facility") for an amount up to $275 million, subject to availability under a borrowing base (with a $125 million letter of credit sub-facility). The ABL Facility permits us to increase the size of the facility by up to $125 million subject to obtaining lender commitments to provide such increase. At December 31, 2012, we had no borrowings under the ABL Facility. However, we had $14 million of outstanding letters of credit (primarily related to insurance obligations, environmental obligations and banking credit facilities) which utilized available capacity under the facility. At December 31, 2012, we had approximately $199 million of undrawn availability under the ABL Facility.

These financing facilities contain covenants that limit, among other things, our ability to enter into certain transactions, such as creating liens, incurring additional indebtedness or repaying certain indebtedness, making investments, paying dividends, and entering into acquisitions, dispositions and joint ventures. The Term Loan requires that we meet certain quarterly financial maintenance covenants including a maximum Secured Leverage Ratio (as defined in the agreement) of 2.5:1.0 and a minimum Consolidated Interest Coverage Ratio (as defined in the agreement) of 3.0:1.0. Additionally, the Term Loan contains a covenant related to the repayment of excess cash (as defined in the agreement). As of December 31, 2012, we have met the criteria to require a payment of $2 million on the Term Loan. The payment will be funded through cash and is due in April 2013. The ABL Facility contains a springing financial covenant requiring a minimum trailing 12-month fixed charge coverage ratio of 1.1 to 1.0 at all times during any period from the date when the amount available for borrowings under the ABL Facility falls below the greater of (i) $34 million and (ii) 12.5% of the aggregate commitments until such date such available amount has been equal to or greater than the greater of (i) $34 million and (ii) 12.5% of the aggregate commitments for 45 consecutive days. As of December 31, 2012, we were in compliance with the covenant requirements of these financing facilities.

For further discussion of the financing facilities, see Note 8 – Debt in the Notes to our Consolidated Financial Statements.

Accounts Receivable Financing Facility

On October 26, 2011, certain of our European subsidiaries (the "Sellers") entered into a trade receivables financing facility (the "A/R Financing Facility") with GE FactoFrance SAS as purchaser (the "Purchaser"). Pursuant to the A/R Financing Facility, and subject to certain conditions stated therein, the Purchaser had agreed to purchase from the Sellers, on a revolving basis, certain trade receivables up to a maximum amount outstanding at any time of €68 million (approximately $90 million). The A/R Financing Facility is uncommitted and has an indefinite term. Since availability under the A/R Financing Facility is expected to vary depending on the value of the Seller's eligible trade receivables, the Sellers' availability under the A/R Financing Facility may increase or decrease from time to time. The monthly financing fee on the drawn portion of the A/R Financing Facility is the applicable Base Rate plus 1.50%. In addition, the A/R Financing Facility is subject to a minimum commission on the annual volume of transferred receivables. At December 31, 2012, there were no outstanding international accounts receivables under the A/R Financing Facility. We utilized this facility during 2012. In December 2012, we agreed with the Purchaser to suspend the facility in light of internal plans to change the European entities that invoice sales to our customers.

Share Repurchase Program

On October 18, 2011, we announced that our Board of Directors (the "Board") had authorized us to repurchase up to $50 million of our common stock over the next twelve months. On July 31, 2012, our Board authorized an increase in our share repurchase program from $50 million to up to $100 million and extended the program to November 2013. The shares are expected to be repurchased from time to time through open market purchases. The program, which does not obligate us to repurchase any particular amount of common stock, may be modified or suspended at any time at the Board's discretion. The manner, price, number and timing of such repurchases, if any, will be subject to a variety of factors, including market conditions and the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). During 2012, we purchased 1.4 million shares for $20 million. As of December 31, 2012, we had total purchases of 3.4 million shares for $41 million under this program.

Antioxidant and UV Stabilizers Sale

On November 9, 2012, we entered into an asset purchase agreement SK Blue Holdings, Ltd. ("SK"), an affiliate of SK Capital Partners III, L.P. to sell substantially all the assets of the Antioxidant business for $200 million, $190 million to be paid in cash at closing plus a $10 million seller note. The assets to be sold, include, among others, trade receivables, inventory, shares in two joint ventures, certain dedicated plants in the U.S., France and Germany, and certain dedicated assets in shared facilities, and the purchaser agreed to assume certain liabilities (the "Antioxidant Sale"). We will retain assets that are shared with our other business components that exist in certain locations globally and utilize those assets under supply agreements with SK or its affiliate.

On January 25, 2013, we entered into an Amended and Restated Asset Purchase and Contribution Agreement with SK and Addivant USA Holdings Corp. ("Addivant") whereby SK and Addivant agreed, in addition to purchasing substantially all the assets of our Antioxidant business, to assume certain additional pension and environmental liabilities totaling approximately $93 million. The agreement provides for the actuarial valuation of net pension liabilities to be assumed to be updated shortly before the closing of the transaction. To the extent the updated values are a reduction of the net pension liability, the difference will be applied to increase, by an equal amount, the value of the seller note to be issued at closing. To the extent the updated values are an increase in the net pension liability, the increase will be applied in equal amount first to reduce the value of the seller note and then if the seller note is extinguished, as a reduction to the cash consideration. Based on the January 25, 2013 terms, the consideration payable at closing of $107 million will consist of $97 million in cash, $9 million in preferred stock to be issued by Addivant and a seller note of $1 million subject to customary closing conditions and adjustments for working capital changes. The transaction is anticipated to close in the first quarter of 2013.

Solaris Acquisition

On September 26, 2012, we announced that we entered into a Business Transfer Agreement ("BTA") with Solaris ChemTech Industries Limited ("Solaris ChemTech"), an Indian Company, and Avantha Holdings Limited, an Indian Company and the parent company of Solaris ChemTech (collectively, "Solaris"). As provided in the BTA, we have agreed to purchase from Solaris certain assets used in the manufacture and distribution of bromine and bromine chemicals for cash consideration of $142 million and the assumption of certain liabilities. The purchase price is subject to a post-closing net working capital adjustment. The acquisition is subject to usual and customary closing conditions and is expected to close in the first half of 2013.

Restructuring Initiatives

On February 22, 2013, our Board approved a restructuring plan providing for, among other things, actions to reduce stranded costs related to ongoing strategic initiatives. This plan is expected to preserve pre-divestiture operating margins following our portfolio changes. The total cost of the restructuring plan is estimated to be between $35 million and $45 million, primarily for severance and related costs, accelerated depreciation of property, plant and equipment, and asset retirement obligations. Non-cash charges are estimated to be between $9 million and $11 million with a net cash cost of between $26 million and $34 million. We anticipate recording a pre-tax charge in the range of between $10 million to $15 million in the first quarter of 2013 with all but approximately $8 million being incurred over the balance of 2013. The remainder of the costs being related to decommissioning are expected to be expensed as incurred over a number of years. We anticipate that between $21 million and $29 million of the cash cost will be paid in 2013 with the remainder paid as described above.

On April 30, 2012, our Board of Directors (the "Board") approved a restructuring plan providing for, among other things, the closure of our Antioxidant business manufacturing facility in Pedrengo, Italy. The Board also approved actions to improve the operating effectiveness of certain global corporate functions. This plan is expected to achieve significant gains in efficiency and costs. The plant closure is expected to be completed by the first quarter of 2013. The total cost of the restructuring plan is estimated to be approximately $40 million of which approximately $6 million will consist of non-cash charges. We recorded a pre-tax charge of $33 million in the year ended December 31, 2012, which included $4 million for accelerated depreciation of property, plant and equipment included in depreciation and amortization, $2 million for accelerated asset retirement obligations included in cost of goods sold ("COGS"), $12 million for severance and professional fees related to corporate initiatives included in facility closures, severance and related costs and $5 million for severance and other obligations related to the Pedrengo closure included in loss from discontinued operations, net of tax, with the balance of the costs being expensed as incurred through 2013. Also included in this charge is approximately $10 million to reflect the write-off of a receivable for which collection is no longer probable as a result of the restructuring actions which is included in loss from discontinued operations, net of tax, for the quarter ended June 30, 2012.

Cash Flows from Operating Activities

Net cash provided by operating activities was $218 million in 2012, net cash provided by operating activities was $182 million in 2011 and net cash used in operating activities was $204 million in 2010. Changes in key accounts are summarized below:

Favorable (unfavorable) *(In millions)*	**2012**	2011	2010
Accounts receivable	**$ (8)**	$ 13	$ (77)
Inventories	**(1)**	(24)	(36)
Restricted cash	**—**	—	(38)
Accounts payable	**30**	(11)	70
Pension and post-retirement health care liabilities	**(79)**	(82)	(61)
Liabilities subject to compromise	**—**	(8)	(195)

During 2012, accounts receivable increased by $8 million driven by higher sales in the fourth quarter of 2012 compared to the fourth quarter of 2011 particularly for our Chemtura AgroSolutions and Industrial Engineered segments. Overall we experienced improvement in our days sales outstanding. Inventory increased by $1 million during 2012. Accounts payable increased by $30 million during 2012, as we continued to focus on rebuilding trade credit following our Chapter 11 proceedings. Pension and post-retirement health care liabilities decreased due to the funding of benefit obligations. Contributions to our pension plans amounted to $91 million in 2012, including $54 million for domestic plans and $37 million for the international plans. Cash flows from operating activities in 2012 were adjusted by the impact of certain non-cash and other charges, which primarily included depreciation and amortization expense of $139 million, impairment charges for long-lived assets of $47 million and stock-based compensation expense of $24 million offset by a gain of $21 million recorded for the release of cumulative translation adjustment associated with the liquidation of certain wholly-owned subsidiaries.

During 2011, accounts receivable decreased by $13 million driven by lower sales in the fourth quarter of 2011 compared to the fourth quarter of 2010 primarily for the Chemtura AgroSolutions segment. There was an overall improvement in the our days sales outstanding. Inventory increased $24 million during 2011 reflecting increased cost of raw materials, lower sales volumes and the overall decrease in the reserves reflecting the efforts to reduce slow moving and obsolete goods. Accounts payable decreased by $11 million during 2011 primarily due to the payment of approximately $23 million of Chapter 11 related legal and professional fees accrued in 2010. There was a slight increase in the days payable outstanding. Pension and post-retirement health care liabilities decreased due to the funding of benefit obligations. Contributions to our pension plans amounted to $96 million in 2011, including $34 million for domestic plans and $62 million for international plans. Liabilities subject to compromise related to operating activities decreased by $8 million in 2011, primarily due to the payment in cash of certain pre-petition liabilities in accordance with the Plan. Cash flows from operating activities in 2011 were adjusted by the impact of certain non-cash and other charges, which primarily included depreciation and amortization expense of $140 million, a gain on the sale of a business of $27 million, stock-based compensation expense of $26 million, provision for doubtful accounts of $7 million and impairment charges of $4 million.

During 2010, accounts receivable increased by $77 million. The increase in accounts receivable was driven by increased volume principally within the Industrial Performance and Industrial Engineered segments as the industries we supply in these segments were most severely affected by the economic slowdown in 2009 as demand declined sharply and customers undertook de-stocking in light of the changes in the economy. With available liquidity in 2010, we were able to resume our historic practice of building inventory ahead of the higher seasonal demand for some of our products and, as such, inventory increased $36 million during 2010. Accounts payable increased by $70 million in 2010 primarily a result of growth in raw material and capital purchases, improved vendor credit terms and timing of professional fee payments related to Chapter 11 proceedings. Pension and post-retirement health care liabilities decreased by $61 million primarily due to the funding of benefit obligations. Contributions amounted to $83 million in 2010, which included $69 million for domestic plans (includes a $50 million contribution in accordance with the Plan) and $14 million for international plans. Liabilities subject to compromise related to operating activities decreased by $195 million in 2010 (excluding pre-petition debt settlements), primarily due to the payment in cash of certain pre-petition liabilities as part of the consummation of the Plan. Cash flows from operating activities in 2010 were adjusted by the impact of certain non-cash and other charges, which primarily included reorganization items, net of $186 million, depreciation and amortization expense of $175 million, contractual post-petition interest expense of $113 million, a loss on early extinguishment of debt of $88 million (which included the settlement of certain "make-whole" and "no-call" claims), impairment charges of $60 million, change in estimates related to expected allowable claims of $35 million, a deferred tax expense of $34 million, a loss on sale of discontinued operations of $12 million and stock-based compensation expense of $10 million.

Cash Flows from Investing and Financing Activities

Investing Activities

Net cash used in investing activities was $140 million for 2012. Investing activities were primarily related to $149 million in capital expenditures for U.S. and international facilities, environmental and other compliance requirements, partially offset by $9 million in proceeds from a payment on a note related to the sale of our 50% interest in Tetrabrom Technologies Ltd.

Net cash used in investing activities was $181 million for 2011. Investing activities were primarily related to $154 million in capital expenditures for U.S. and international facilities, environmental and other compliance requirements, as well as payments related to the formation of joint ventures of $35 million, which included $29 million for ISEM S.r.l. and $6 million for DayStar Materials, LLC, partially offset by $8 million received from the divestment of the oleochemical business in 2008.

Net cash used in investing activities was $81 million for 2010. Investing activities were primarily related to capital expenditures of $124 million for U.S. and foreign facilities, including environmental and other compliance requirements, partially offset by proceeds of $43 million from the sale of the PVC additives business and the sale of the natural sodium sulfonates and oxidized petrolatum product lines.

Financing Activities

Net cash provided by financing activities was $105 million for 2012, which included additional borrowings under our Term Loan of $125 million and the proceeds from the exercise of stock options of $5 million partly offset by shares acquired under our share repurchase program of $20 million, payments on short term borrowings of $3 million and cash costs related to the additional borrowing under the Term Loan of $2 million.

Net cash used in financing activities was $18 million for 2011, which included shares acquired under our share repurchase program of $22 million offset by proceeds from short term borrowings of $3 million and proceeds from the exercise of stock options of $1 million.

Net cash provided by financing activities was $251 million for 2010, which included proceeds from the Senior Notes of $452 million and proceeds from the Term Loan of $292 million as part of the Chapter 11 exit financing. These items were offset by the net repayments on the Amended DIP Credit Facility and DIP Credit facility of $251 million during 2010 which were paid in full; the cash repayment of pre-petition debt of $192 million; debt issuance and refinancing costs of $40 million; and cash payments for the settlement of certain "make-whole" and "no-call" claims of $10 million.

Settlements of Liabilities Subject to Compromise and Disputed Claims

In 2012, we distributed approximately $5 million of restricted cash associated with our Chapter 11 cases. These settlements were comprised of a $3 million supplemental distribution to holders of the former Chemtura common stock ("Holders of Interests") and $2 million for general unsecured claims. Additionally, we issued approximately $26 million of common stock which included supplemental distributions totaling $23 million to Holders of Interests and $3 million for general unsecured claims.

In 2011, we settled approximately $41 million of disputed claims asserted in our Chapter 11 cases in $33 million of restricted cash and $8 million of cash. These settlements were comprised of $27 million for environmental liabilities, $10 million for general unsecured claims, $2 million for disputed cure claims and $2 million for general unsecured claims subject to segregated reserves. Additionally we issued approximately $33 million of New Common Stock for the settlement of certain other disputed claims in accordance with the Plan.

In 2010, we settled approximately $373 million of liabilities subject to compromise in cash upon our bankruptcy emergence. Additionally we issued approximately $1.4 billion of New Common Stock for the settlement of liabilities subject to compromise in accordance with the Plan.

Contractual Obligations and Other Cash Requirements

We have obligations to make future cash payments under contracts and commitments, including long-term debt agreements, lease obligations, environmental liabilities, post-retirement health care liabilities, facility closures, severance and related costs, and other long-term liabilities.

The following table summarizes our significant contractual obligations and other cash commitments as of December 31, 2012.

(In millions)	Payments Due by Period							
Contractual Obligations*	**Total**	**2013**	**2014**	**2015**	**2016**	**2017**	**2018 and Thereafter**	
Total debt (including capital leases)	$ 878	$ 5	$ —	$ —	$ 418	$ —	$ 455	(a)
Operating leases	67	14	11	10	7	6	19	(b)
Facility closures, severance and related cost liabilities	8	7	—	—	1	—	—	(c)
Capital expenditures	60	60	—	—	—	—	—	(d)
Interest payments	313	61	61	61	59	36	35	(e)
Unconditional purchase obligations	4	2	1	1	—	—	—	(f)
Subtotal - Contractual Obligations	1,330	149	73	72	485	42	509	
Environmental liabilities	85	17	11	14	8	6	29	(g)
Post-retirement health care liabilities	124	11	10	10	9	9	75	(h)
Unrecognized tax benefits	69	3	18	3	2	1	42	(i)
Other long-term liabilities (excluding pension liabilities)	35	7	4	4	3	1	16	
Total cash requirements	$ 1,643	$ 187	$ 116	$ 103	$ 507	$ 59	$ 671	

* Additional information is provided in various footnotes (including Debt, Leases, Legal Proceedings and Contingencies, Pension and Other Post-Retirement Plans, Restructuring and Asset Impairment Activities, and Income Taxes) in our Notes to Consolidated Financial Statements.

(a) Our debt agreements include various notes and bank loans for which payments will be payable through 2018. The future minimum lease payments under capital leases at December 31, 2012 were not significant. Obligations by period reflect stated contractual due dates.

(b) Represents operating lease obligations primarily related to buildings, land and equipment. Such obligations are net of future sublease income and will be expensed over the life of the applicable lease contracts.

(c) Represents estimated payments from accruals related to our restructuring programs.

(d) Represents capital commitments for various open projects. Each year we spend in the range of $65 million - $75 million in capital spending to sustain existing operations including maintaining our plants, ensuring that they operate safely and generating efficiency improvements that support our other critical business and functional infrastructure.

(e) Represents interest payments and fees related to our Senior Notes, Term Loan, ABL Facility and other debt obligations outstanding at December 31, 2012. Assumed interest rates are based upon rates in effect at December 31, 2012.

(f) Primarily represents unconditional purchase commitments to purchase raw materials and tolling arrangements with outside vendors.

(g) We have ongoing environmental liabilities for future remediation and operating and maintenance costs directly related to remediation. We estimate that the ongoing environmental liability could range up to $98 million. We have recorded a liability for ongoing environmental remediation of $84 million at December 31, 2012.

(h) We have post-retirement health care plans that provide health and life insurance benefits to certain retired and active employees and their beneficiaries. These plans are generally not pre-funded and expenses are paid by us as incurred, with the exception of certain inactive government related plans that are paid from plan assets.

(i) We have recorded a liability for unrecognized tax benefits of $69 million at December 31, 2012 which do not reflect competent authority offsets of $28 million, which are reflected as assets in our balance of unrecognized tax benefits.

During 2012, we made payments of $27 million and $2 million for operating leases and unconditional purchase obligations, respectively.

We fund our defined benefit pension plans based on the minimum amounts required by law plus additional voluntary contribution amounts we deem appropriate. Estimated future funding requirements are highly dependent on factors that are not readily determinable. These include changes in legislation, returns earned on pension investments, labor negotiations and other factors related to assumptions regarding future liabilities. In 2012, we made contributions of $79 million to our domestic and international pension plans and $12 million to our post-retirement benefit plans (including payments made by us directly to plan participants). See "Critical Accounting Estimates" below for details regarding current pension assumptions. To the extent that current assumptions are not realized, actual funding requirements may be significantly different from those described below. The following table summarizes the estimated future funding requirements for defined benefit pension plans under current assumptions:

	Funding Requirements by Period				
(In millions)	2013	2014	2015	2016	2017
Qualified domestic pension plans (a)	$ 39	$ 16	$ 22	$ 8	$ 1
International and non-qualified pension plans	28	27	12	13	13
Total pension plans	$ 67	$ 43	$ 34	$ 21	$ 14

(a) The future funding requirements for the our qualified domestic pension plans exclude estimated amounts related to the net pension liability included in liabilities of discontinued operations that will be transferred to Addivant upon closing of the sale of our Antioxidants business. The actuarial valuation of those net pension liabilities will be updated prior to the closing of the transaction and could result in an increase or decrease in the net liability transferred and thereby the estimated future funding requirement.

On May 9, 2011, one of our UK subsidiaries entered into definitive agreements with the trustees of the Great Lakes U.K. Limited Pension Plan ("UK Pension Plan") over the terms of a "recovery plan" which provided for a series of additional cash contributions to be made to reduce the underfunding over time. The agreements provided, among other things, for our UK subsidiary to make cash contributions of £60 million (approximately $96 million) in just over a three year period, with the initial contribution of £30 million ($49 million) made in the second quarter of 2011 and the second contribution of £15 million ($24 million) made in the second quarter of 2012. The next contribution of £8 million ($12 million) is expected to be made in the second quarter of 2013. The agreements also provided for the granting of both a security interest and a guarantee to support certain of the liabilities under the UK Pension Plan.

There is also an evaluation being undertaken as to whether additional benefit obligations exist in connection with the equalization of certain benefits under the UK Pension Plan that occurred in the early 1990s. Based on the results of the evaluation to date, $8 million of expense was recorded in the fourth quarter of 2011, which may be subject to adjustment as further information is gathered as part of the evaluation. Upon completion of the evaluation and the finalization of the liability with respect to additional benefit obligations, additional cash contributions to the UK Pension Plan may be required starting in 2013. There were no changes to the evaluation during 2012.

We have substantial U.S. net operating losses ("NOLs") as described in Note 10 - Income Taxes to our Consolidated Financial Statements. While our utilization of these NOLs is subject to annual federal NOL limitations under Internal Revenue Code ("IRC") Section 382, we expect they will substantially reduce the amount of U.S. cash tax payments we are required to make in the foreseeable future.

Other Sources and Uses of Cash

We expect to finance our continuing operations and capital spending requirements for 2013 with cash flows provided by operating activities, available cash and cash equivalents, borrowings under our ABL Facility and Term Loan, the Antioxidant Sale and other sources.

Cash and cash equivalents from continuing operations as of December 31, 2012 were $363 million, of which $193 million was held by Chemtura and our U.S. subsidiaries and $170 million was held by our direct or indirect foreign subsidiaries and consolidated joint ventures. The cash and cash equivalents of our foreign subsidiaries are used to fund seasonal working capital requirements, make cash contributions to various pension plans, fund capital expenditures, and make cash contributions to our foreign joint ventures, as warranted. In light of these cash requirements, we consider undistributed earnings of certain foreign subsidiaries to be indefinitely invested in their operations. As a result of our emergence from Chapter 11 bankruptcy protection in 2010, and the associated significant reduction in debt that occurred, we have determined that we will no longer need to repatriate certain undistributed earnings of our foreign subsidiaries to fund our U.S. operations.

As of December 31, 2012, such undistributed earnings of our foreign subsidiaries totaled $779 million. Repatriation of cash held by our foreign subsidiaries could be subject to adverse tax consequences given the potentially higher U.S. effective tax rates and withholding tax requirements in the source country. Estimating the range of tax liabilities that could arise from the repatriation of undistributed earnings of our foreign subsidiaries is not practicable at this time.

Strategic Initiatives

We continually review each of our businesses, individually and as part of our portfolio to determine whether to continue in, consolidate, reorganize, exit or expand our businesses, operations and product lines. In each case, we examine whether, on a short-term or long-term basis, the business, operation or product line constitutes a strategic fit with our products, contributed to our financial health and will achieve our business objectives. If it does not, we will implement initiatives which may include, among other things, limiting or exiting the business, operation or product line, consolidating operations or facilities or selling or otherwise disposing of the business or asset. Our review process also involves expanding businesses, investing in innovation and regional growth, expanding existing product lines and bringing new products to market or changing the way do business.

Reorganization Items

We recorded $5 million, $19 million and $303 million in 2012, 2011 and 2010, respectively. We incurred substantial expenses resulting from our Chapter 11 cases. Such amounts are presented as reorganization items, in our Consolidated Statements of Operations and represent the direct and incremental costs related to our Chapter 11 cases such as professional fees, net, impacts related to the resolution of claims in the Chapter 11 cases and rejections or terminations of executory contracts and real property leases. We will continue to incur reorganization related expenses in 2013 primarily for professional fees, but at a much reduced amount until Chemtura's Chapter 11 case is closed. For additional information on reorganization items, net, see Note 18 - Emergence from Chapter 11 in the Notes to Consolidated Financial Statements.

Guarantees

In addition to the letters of credit of $14 million and $15 million outstanding at December 31, 2012 and 2011, respectively, we have guarantees that have been provided to various financial institutions. At December 31, 2012 and 2011, we had $12 million and $11 million of outstanding guarantees, respectively. The letters of credit and guarantees were primarily related to insurance obligations, environmental obligations, banking credit facilities, vendor deposits and European value added tax ("VAT") obligations. We also had $3 million and $8 million of third party guarantees at December 31, 2012 and 2011, respectively, for which we have reserved less than $1 million and $1 million at December 31, 2012 and 2011, respectively, which representing the probability weighted fair value of these guarantees.

In addition, we have a financing agreement with a bank in Brazil for certain customers under which we receive funds from the bank at invoice date, and in turn, the customer agrees to pay the bank on the due date. We provide a full recourse guarantee to the bank in the event of customer non-payment.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements have been prepared in conformity with GAAP, which require us to make estimates and assumptions that affect the amounts and disclosures reported in our Consolidated Financial Statements and accompanying notes. Accounting estimates and assumptions described in this section are those we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For all of these estimates, we note that future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment. Actual results could differ from such estimates. The following discussion summarizes our critical accounting estimates. Significant accounting policies used in the preparation of our Consolidated Financial Statements are discussed in our Notes to Consolidated Financial Statements.

Carrying Value of Goodwill and Long-Lived Assets

We have elected to perform our annual goodwill impairment procedures for all of our reporting units in accordance with ASC Subtopic 350-20, *Intangibles – Goodwill and Other - Goodwill* ("ASC 350-20") as of July 31, or sooner, if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We estimate the fair value of our reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods (Level 3 inputs as described in Note 16 – Financial Instruments and Fair Value Measurements). The assessment is required to be performed in two steps: step one to test for a potential impairment of goodwill and, if potential impairments are identified, step two to measure the impairment loss through a full fair value allocation of the assets and liabilities of the reporting unit utilizing the acquisition method of accounting.

We continually monitor and evaluate business and competitive conditions that affect our operations and reflect the impact of these factors in our financial projections. If permanent or sustained changes in business or competitive conditions occur, they can lead to revised projections that could potentially give rise to impairment charges.

We recorded asset impairment charges of $47 million and $3 million in 2012 and 2010, respectively, to (loss) earnings from discontinued operations, net of tax and $4 million and $57 million in 2011 and 2010, respectively, to impairment charges in our Consolidated Statements of Operations. See Note - 3 Restructuring and Asset Impairment Activities in our Notes to Consolidated Financial Statements.

Environmental Matters

We are involved in environmental matters of various types in a number of jurisdictions. A number of such matters involve claims for material amounts of damages and relate to or allege environmental liabilities, including cleanup costs associated with hazardous waste disposal sites and natural resource damages. As part of the Chapter 11 cases, under the Plan, the Debtors retained responsibility for environmental cleanup liabilities relating to currently owned or operated sites (i.e. sites that were part of the Debtors' estates) and, with certain exceptions, discharged or settled liabilities relating to formerly owned or operated sites (i.e. sites that were no longer part of the Debtors' estates) and third-party sites (i.e. sites that never were part of the Debtors' estates).

Each quarter, we evaluate and review estimates for future remediation, operation and management costs directly related to remediation, to determine appropriate environmental reserve amounts. For each site where the cost of remediation is probable and reasonably estimable, we determine the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by us and the anticipated time frame over which payments toward the remediation plan will occur. At sites where we expect to incur ongoing operation and maintenance expenditures, we accrue on an undiscounted basis for a period of generally 10 years, those costs which are probable and reasonably estimable.

As of December 31, 2012, our reserve for ongoing environmental remediation activities totaled $84 million. We estimate that ongoing environmental liabilities could range up to $98 million at December 31, 2012. Our ongoing reserves include estimates for determinable clean-up costs. At a number of these sites, the extent of contamination has not yet been fully investigated or the final scope of remediation is not yet determinable.

In addition, it is possible that our estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, current laws and regulations be modified or additional environmental laws and regulations be enacted.

We intend to assert all meritorious legal defenses and will pursue other equitable factors that are available with respect to these matters. The resolution of environmental matters asserted against us could require us to pay remedial costs or damages, which are not currently determinable, that could exceed our present estimates, and as a result could have, either individually or in the aggregate, a material adverse effect on our financial condition, results of operations or cash flows.

Pension and Other Post-Retirement Benefits Expense

As part of our financial restructuring under Chapter 11, on November 18, 2009, the Bankruptcy Court entered an order (the "2009 OPEB Order") approving, in part, our motion (the "2009 OPEB Motion") requesting authorization to modify certain post-retirement welfare benefits (the "OPEB Benefits") under our post-retirement welfare benefit plans (the "OPEB Plans"), including the OPEB Benefits of certain Uniroyal salaried retirees (the "Uniroyal Salaried Retirees"). In November 2011, we reached an agreement in principle with a steering committee of the Uniroyal Salaried Retirees resolving all disputes concerning the 2009 OPEB Motion and effectuating a partial grant of the relief requested in the 2009 OPEB Motion with respect to the Uniroyal Salaried Retirees, which was approved by the Bankruptcy Court at a hearing held on March 29, 2012. For more information about the proposed settlement, see Note 14 – Pension and Other Post-Retirement Plans in our Notes to Consolidated Financial Statements.

Our calculation of pension and other post-retirement benefits expense is dependent on a number of assumptions. These assumptions include discount rates, health care cost trend rates, expected long-term rates of return on plan assets, mortality rates, expected salary and wage increases, and other relevant factors. Components of pension and other post-retirement benefits expense include interest and service costs on the pension and other post-retirement benefit plans, expected return on plan assets and amortization of certain unrecognized costs and obligations. Actual results that differ from the assumptions utilized are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While we believe that the assumptions used are appropriate, differences in actual experience or significant changes in assumptions would affect our pension and other post-retirement benefits costs and obligations.

Pension Plans

Pension liabilities are measured on a discounted basis and the assumed discount rate is a significant assumption. At each measurement date, the discount rate is based on interest rates for high-quality, long-term corporate debt securities with maturities comparable to our liabilities. At December 31, 2012, we utilized a discount rate of 3.80% for our domestic qualified pension plan compared to 4.60% at December 31, 2011. For the international and non-qualified plans, a weighted average discount rate of 4.03% was used at December 31, 2012, compared to 4.85% used at December 31, 2011. As a sensitivity measure, a 25 basis point reduction in the discount rate for all plans would result in less than a million decrease in pre-tax earnings for 2013.

Domestic discount rates adopted at December 31, 2012 utilized an interest rate yield curve to determine the discount rate pursuant to guidance codified under ASC Topic 715, *Defined Benefit Plans* ("ASC 715"). The yield curve is comprised of AA bonds with maturities between zero and thirty years. We discounted the annual cash flows of our domestic pension plans using this yield curve and developed a single-point discount rate matching the respective plan's payout structure.

A similar approach was used to determine the appropriate discount rates for the international plans. The actual method used varies from country to country depending on the amount of available information on bond yields to be able to estimate a single-point discount rate to match the respective plan's benefit disbursements.

Our weighted average estimated rate of compensation increase was 3.88% for applicable domestic and international pension plans combined at December 31, 2012. As a sensitivity measure, an increase of 25 basis points in the estimated rate of compensation increase would decrease pre-tax earnings for 2013 by an immaterial amount.

The expected return on pension plan assets is based on our investment strategy, historical experience, and expectations for long-term rates of return. We determine the expected rate of return on plan assets for the domestic and international pension plans by applying the expected returns on various asset classes to our target asset allocation.

We utilized a weighted average expected long-term rate of return of 7.50% on all domestic plan assets and a weighted average rate of 6.71% for the international plan assets for the year ended December 31, 2012.

Historical returns are evaluated based on an arithmetic average of annual returns derived from recognized passive indices, such as the S&P 500, for the major asset classes. We looked at the arithmetic averages of annual investment returns from passive indices, assuming a portfolio of investments that follow the current target asset allocation for the domestic plans over several business cycles, to obtain an indication of the long-term historical market performance. The arithmetic average return over the past 20 years was 8.33%, and over the past 30 years it was 10.45%. Both of these values exceeded the 7.50% domestic expected return on assets for 2012.

The actual annualized return on plan assets for the domestic plans for the 12 months ended December 31, 2012 was approximately 13.5% (net of investment expenses), which was above the expected return on asset assumption for the year. The international plans realized a weighted average return of approximately 9.0% in local currency terms and approximately 14.6% in U.S. dollar terms. Changes in exchange rates resulted in currency gains of approximately $17 million on plan assets, which were partially offset by currency losses of approximately $16 million on benefit obligations for the international pension arrangements.

Our target asset allocation for the domestic pension plans is based on investing 34% of plan assets in equity instruments, 48% of plan assets in fixed income investments and 18% in all other types of investments. At December 31, 2012, 35% of the portfolio was invested in equities, 50% in fixed income investments and 15% in real estate and other investments.

We have unrecognized actuarial losses relating to our pension plans which have been included in our Consolidated Balance Sheet, but not in our Consolidated Statements of Operations. The extent to which these unrecognized actuarial losses will impact future pre-tax earnings depends on whether the unrecognized actuarial losses are deferred through the asset-smoothing mechanism (the market related value as defined by ASC Topic 715-30, *Defined Benefit Plans – Pensions* ("ASC 715-30")), or through amortization in pre-tax earnings to the extent that they exceed a 10% amortization corridor, as defined by ASC 715-30, which provides for amortization over the average remaining participant career or life. The amortization of unrecognized net losses existing as of December 31, 2012 will result in a $23 million decrease to pre-tax earnings for 2013 ($18 million for the qualified domestic plans and $5 million for the international and non-qualified plans). Since future gains and losses beyond 2012 are a result of various factors described herein, it is not possible to predict with certainty to what extent the combination of current and future losses may exceed the 10 percent amortization corridor and thereby be subject to further amortization. At the end of 2012, unrecognized net losses amounted to $428 million for the qualified domestic plans and $122 million for the international and non-qualified plans. Of these amounts, $61 million of unrecognized gains for the domestic plans and $11 million of unrecognized losses for the international plans are deferred through the asset smoothing mechanism as required by ASC 715.

The pre-tax pension expense for all pension plans was $8 million in 2012, which included $2 million related to loss from discontinued operations. Pension (income) expense is calculated based upon certain assumptions including discount rate, expected long-term rate of return on plan assets, mortality rates and expected salary and wage increases. Actual results that differ from the current assumptions utilized are accumulated and amortized over future periods and will affect pension expense in future periods. The following table estimates the future pension expense, based upon current assumptions:

	Pension Expense (Income) By Year				
(In millions)	**2013**	**2014**	**2015**	**2016**	**2017**
Qualified domestic pension plans (a)	$ 2	$ (4)	$ (9)	$ (13)	$ (16)
International and non-qualified pension plans	4	1	(1)	(2)	(3)
Total pension plans	$ 6	$ (3)	$ (10)	$ (15)	$ (19)

(a) The future pension expense (income) for the our qualified domestic pension plans exclude estimated amounts related to the net pension liability included in liabilities of discontinued operations that will be transferred to Addivant upon closing of the sale of our Antioxidants business. The actuarial valuation of those net pension liabilities will be updated prior to the closing of the transaction and could result in an increase or decrease in the net liability transferred and thereby the estimated future pension expense.

The following tables show the impact of a 100 basis point change in the actual return on assets on the pension (income) expense.

	Change in Pension Expense (Income) By Year				
	2013	2014	2015	2016	2017
Increase (decrease)	100 Basis Point *Increase* in Investment Returns				
Qualified domestic pension plans	$ —	$ —	$ (1)	$ (1)	$ (2)
International and non-qualified pension plans	—	—	—	(1)	(1)
Total pension plans	$ —	$ —	$ (1)	$ (2)	$ (3)
	100 Basis Point *Decrease* in Investment Returns				
Qualified domestic pension plans	$ —	$ —	$ 1	$ 1	$ 2
International and non-qualified pension plans	—	—	—	1	1
Total pension plans	$ —	$ —	$ 1	$ 2	$ 3

Other Post-Retirement Benefits

We provide post-retirement health and life insurance benefits for current retired and active employees and their beneficiaries and covered dependents for certain domestic and international employee groups.

The discount rates we adopted for the valuation of the post-retirement health care plans were determined using the same methodology as for the pension plans. At December 31, 2012, we utilized a weighted average discount rate of 3.56% for post-retirement health care plans, compared to 4.26% at December 31, 2011. As a sensitivity measure, a 25 basis point reduction in the discount rate would result in an immaterial change in pre-tax earnings for 2013.

Assumed health care cost trend rates are based on past and current health care cost trends, considering such factors as health care inflation, changes in health care utilization or delivery patterns, technological advances, and the overall health of plan participants. We use health care trend cost rates starting with a weighted average initial level of 6.03% for the domestic arrangements and grading down to an ultimate level of 5%. For the international arrangements, the weighted average initial rate is 8.00%, grading down to 5%.

The pre-tax post-retirement healthcare expense was $3 million in 2012. The following table summarizes projected post-retirement benefit expense based upon the various assumptions discussed above.

(In millions)	Pre-Tax Expense by Year				
	2013	2014	2015	2016	2017
Domestic and international post-retirement benefit plans	$ 4	$ 3	$ 3	$ 3	$ 2

Income Taxes

Income taxes payable reflect our current tax provision and management's best estimate of the current tax liability relating to the outcome of uncertain tax positions. If the actual outcome of uncertain tax positions differs from our best estimates, an adjustment to income taxes payable could be required, which may result in additional income tax expense or benefit.

We record deferred tax assets and liabilities based on differences between the book and tax basis of assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. We also record deferred tax assets for the expected future tax benefits of net operating losses and income tax credit carryforwards.

Valuation allowances are established when we determine that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize our deferred tax assets. We consider the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this assessment. Thus, changes in future results of operations could result in adjustments to our valuation allowances.

We anticipate that we will repatriate the undistributed earnings of certain foreign subsidiaries. For the year ended December 31, 2012, we increased by $8 million the amount of the net deferred tax liability we provide for the U.S. tax consequences of these repatriations. In 2012, this increase has been offset by an equal reduction in the valuation allowance related to U.S. deferred tax assets, and, as such, had no net effect on tax expense recognized in our Consolidated Statements of Operations.

We consider undistributed earnings of all other foreign subsidiaries to be indefinitely invested in their operations. At December 31, 2012, such undistributed earnings deemed to be indefinitely reinvested in foreign operations amounted to $779 million. Repatriation of undistributed earnings, currently deemed indefinitely reinvested, would require us to accrue and pay taxes in the future. Estimating the tax liability that would arise if these earnings were repatriated is not practicable at this time.

We file income tax returns in the U.S (including federal and state) and foreign jurisdictions. The income tax returns for our entities taxable in the U.S. and significant foreign jurisdictions are open for examination and adjustment. We assess our income tax positions and record a liability for all years open to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. The economic benefit associated with a tax position will only be recognized if it is more likely than not that a tax position ultimately will be sustained. We adjust these liabilities, if necessary, upon the completion of tax audits or changes in tax law.

We have a liability for unrecognized tax benefits of $41 million and $46 million at December 31, 2012 and 2011, respectively. This decrease is primarily related to settlements of tax audits in various foreign jurisdictions.

ACCOUNTING DEVELOPMENTS

For information on accounting developments, see Note 1 – Nature of Operations and Summary of Significant Accounting Policies in our Notes to Consolidated Financial Statements.

OUTLOOK

2012 was a year of significant progress towards our objective of creating a focused portfolio of global specialty chemical businesses that provide sustainable competitive advantage and continued growth opportunities through superior innovation, reliability, and applied science, making Chemtura indispensable to our stakeholders.

Performance improvement was led by our Chemtura AgroSolutions segment. With the benefit of investment in new product, registrations and distribution channels combined with cost rationalization initiatives, segment operating income more than doubled. The segment is now approaching its former levels of performance with the ability to now surpass them. Our Industrial segments faced weaker demand as 2012 progressed, but were able to offset much of the impact through the introduction of innovative new products and applications and careful margin management. We made a major step in our portfolio management through entering into the agreement to sell our Antioxidant business and captured an important source of the additional bromine we will need to serve growing customer demand through entering into the agreement to purchase Solaris Chemtech's bromine assets in India.

In 2013, we intend to make further progress. We already have plans in place to promptly eliminate the stranded functional costs due to the divestiture of our Antioxidant business, preserving the pre-divestiture margins of our segments. We then plan to drive margins higher by continuing to invest in innovation, bringing products with improved performance to existing customers and capturing new applications and customers. We will sustain close attention to margin management that has expanded percentage operating margins in 2012. Continuing to explore portfolio transformation opportunities will remain a priority in 2013.

Our Chemtura AgroSolutions and Consumer Products segments are poised to deliver year-over-year improvement over the strong base they built in 2012. The global agrochemical economy remains robust and we anticipate gaining additional benefits in 2013 from new product offerings and registrations and expansion into faster growing regions like Latin American. Consumer Products continues to introduce new products and explore different marketing strategies.

Our Industrial segments enter 2013 with many industrial markets still facing the weaker demand conditions they experienced in 2012. We anticipate that we will see some level of recovery build as the year progresses, particularly in the Asia Pacific region, however, we wait to see how such recovery may evolve. Conditions in the first quarter remain at comparable levels to the fourth quarter, giving a challenging start to the year. The continued development and introduction of new products and applications combined with careful margin management can contribute as it did in 2012. The investments in production capacity last year for new products already commercialized will also contribute to Industrial segment performance improvement.

Through our portfolio improvement strategies, in 2013 Chemtura will be smaller, but will improve operating margins and have a portfolio of strongly differentiated product lines based on proprietary chemical technologies, that offer superior organic revenue growth positioned to exploit secular industry growth trends in all regions of the globe.

There are a number of risks to achieving our business plans as described in Item 1A - Risk Factors and summarized below in Forward Looking Statements.

Forward-Looking Statements

In addition to historical information, this Report contains "forward-looking statements" within the meaning of Section 27(a) of the Securities Act of 1933, as amended and Section 21(e) of the Exchange Act of 1934 as amended. We use words such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements.

Such risks and uncertainties include, but are not limited to:

- The cyclical nature of the global chemicals industry;
- Increases in the price of raw materials or energy and our ability to recover cost increases through increased selling prices for our products;
- Disruptions in the availability of raw materials or energy;
- Our ability to implement our growth strategies in rapidly growing markets and faster growing regions;
- Our ability to execute timely upon our portfolio management strategies and mid and long range business plans;
- Our ability to obtain the requisite regulatory and other approvals to implement the plan to build a new multi-purpose manufacturing facility in Nantong, China;
- Declines in general economic conditions;
- The ability to comply with product registration requirements of regulatory authorities, including the U.S. food and drug administration (the "FDA") and European Union REACh legislation;
- The effect of adverse weather conditions;
- Demand for Chemtura AgroSolutions segment products being affected by governmental policies;
- Current and future litigation, governmental investigations, prosecutions and administrative claims;
- Environmental, health and safety regulation matters;
- Federal regulations aimed at increasing security at certain chemical production plants;
- Significant international operations and interests;
- Our ability to maintain adequate internal controls over financial reporting;
- Exchange rate and other currency risks;
- Our dependence upon a trained, dedicated sales force;
- Operating risks at our production facilities;
- Our ability to protect our patents or other intellectual property rights;
- Whether our patents may provide full protection against competing manufacturers;
- Our ability to remain technologically innovative and to offer improved products and services in a cost-effective manner;
- The risks to our joint venture investments resulting from lack of sole decision making authority;
- Our unfunded and underfunded defined benefit pension plans and post-retirement welfare benefit plans;
- Risks associated with strategic acquisitions and divestitures;
- Risks associated with possible climate change legislation, regulation and international accords;
- The ability to support the carrying value of the goodwill and long-lived assets related to our businesses;
- Whether we repurchase any additional shares of our common stock that our Board of Directors have authorized us to purchase and the terms on which any such repurchases are made; and
- Other risks and uncertainties detailed in Item 1A. Risk Factors in our filings with the Securities and Exchange Commission.

These statements are based on our estimates and assumptions and on currently available information. The forward-looking statements include information concerning our possible or assumed future results of operations, and our actual results may differ significantly from the results discussed. Forward-looking information is intended to reflect opinions as of the date this Form 10-K was filed. We undertake no duty to update any forward-looking statements to conform the statements to actual results or changes in our operations.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

Our activities expose our earnings, cash flows and financial condition to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and energy prices. We have short-term exposure to changes in foreign currency exchange rates resulting from transactions entered into by us and our foreign subsidiaries in currencies other than their local currency (primarily trade payables and receivables). We are also exposed to currency risk on intercompany transactions (including intercompany loans).

The primary currencies to which we have foreign currency exchange rate exposure are the European Union Euro, Canadian Dollar, British Pound Sterling, Taiwanese Dollar, Japanese Yen, Swiss Franc, Brazilian Real and the U.S. Dollar (in certain of our foreign locations). In response to greater fluctuations in foreign currency exchange rates in recent periods, we have increased the degree of exposure risk management activities to minimize the potential impact on earnings.

We manage our foreign currency exposures by balancing certain assets and liabilities denominated in foreign currencies and through the use from time to time of foreign currency forward contracts. The principal objective of such contracts is to minimize the risks and/or costs associated with global operating activities. The counterparties to these contractual agreements are major financial institutions with which we generally have other financial relationships. We are exposed to credit loss in the event of non-performance by these counterparties. However, we do not anticipate non-performance by the counterparties. We do not utilize financial instruments for trading or other speculative purposes.

The primary method we use to reduce foreign currency exposure is to identify natural hedges, in which the operating activities denominated in respective currencies across carious subsidiaries balance in respect to timing and the underlying exposures. In the event a natural hedge is not available, we may employ a forward contract to reduce exposure, generally expiring within one year. While these contracts are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. Gains and losses on foreign currency forward contracts are recognized currently in income but do not have a significant impact on results of operations.

Our financial instruments, subject to foreign currency exchange risk, consist of two forward currency forward contracts with a total notional amount of $25 million, equally due in April of 2013 and 2014. These contracts limit our risk to changes in the Euro over those periods and represent a net asset position of less than $1 million at December 31, 2012. We conducted sensitivity analysis on the fair value of our foreign currency hedge portfolio assuming an instantaneous 10% change in the Euro from its value as of December 31, 2012, with all other variables held constant. A 10% increase in the Euro against the U.S. Dollar would result in an increase of $2 million in the fair value of these contracts. The sensitivity in fair value of these contracts represents changes in fair values estimated based on market conditions as of December 31, 2012, without reflecting the underlying monetary exposures the portfolio is hedging. The effect of exchange movements on those anticipated transactions would be expected to mitigate the impacts implied by our sensitivity analysis.

We had no derivative financial instruments outstanding at December 31, 2011 or 2010.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted-average interest rates by stated maturity date for our debt. Weighted-average variable interest rates are based on the applicable floating rate index as of December 31, 2012.

Interest Rate Sensitivity

(In millions)	2013	2014	2015	2016	2017	2018 and Thereafter	Total	Fair Value at 12/31/12
Total debt:								
Fixed rate debt	$ —	$ —	$ —	$ —	$ —	$ 455	$ 455	$ 488
Average interest rate	7.88%	7.88%	7.88%	7.88%	7.88%	7.88%		
Variable rate debt	$ 5	$ —	$ —	$ 418	$ —	$ —	$ 423	$ 430
Average interest rate (a)	5.54%	5.50%	5.50%	5.50%				

(a) Average interest rate is based on rates in effect at December 31, 2012.

CHEMTURA CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2012, 2011 and 2010
(In millions, except per share data)

	2012	2011	2010
NET SALES	$ **2,629**	$ 2,606	$ 2,372
COSTS AND EXPENSES			
Cost of goods sold	**1,938**	1,939	1,760
Selling, general and administrative	**299**	326	306
Depreciation and amortization	**120**	123	158
Research and development	**44**	38	39
Facility closures, severance and related costs	**12**	3	1
Gain on sale of business	—	(27)	(2)
Impairment charges	—	4	57
Changes in estimates related to expected allowable claims	**1**	3	35
Equity loss (income)	**4**	1	(2)
OPERATING INCOME	**211**	196	20
Interest expense (a)	**(64)**	(63)	(191)
Loss on early extinguishment of debt	**(1)**	—	(88)
Other income (expense), net	**21**	—	(6)
Reorganization items, net	**(5)**	(19)	(303)
Earnings (loss) from continuing operations before income taxes	**162**	114	(568)
Income tax expense	**(28)**	(20)	(19)
Earnings (loss) from continuing operations	**134**	94	(587)
(Loss) earnings from discontinued operations, net of tax	**(34)**	26	14
Loss on sale of discontinued operations, net of tax	—	—	(12)
Net earnings (loss)	**100**	120	(585)
Less: net loss (earnings) attributable to non-controlling interests	**1**	(1)	(1)
Net earnings (loss) attributable to Chemtura	$ **101**	$ 119	$ (586)
BASIC AND DILUTED PER SHARE INFORMATION - ATTRIBUTABLE TO CHEMTURA:			
Earnings (loss) from continuing operations, net of tax	$ **1.35**	$ 0.94	$ (2.64)
(Loss) earnings from discontinued operations, net of tax	**(0.33)**	0.25	0.06
Loss on sale of discontinued operations, net of tax	—	—	(0.05)
Net earnings (loss) attributable to Chemtura	$ **1.02**	$ 1.19	$ (2.63)
Basic weighted - average shares outstanding	**98.2**	100.1	223.0
Diluted weighted - average shares outstanding	**98.8**	100.3	223.0
AMOUNTS ATTRIBUTABLE TO CHEMTURA STOCKHOLDERS:			
Earnings (loss) from continuing operations, net of tax	$ **134**	$ 94	$ (587)
(Loss) earnings from discontinued operations, net of tax	**(33)**	25	13
Loss on sale of discontinued operations, net of tax	—	—	(12)
Net earnings (loss) attributable to Chemtura	$ **101**	$ 119	$ (586)

(a) During 2010, $137 million of contractual interest expense was recorded relating to interest obligations on unsecured claims for the period March 18, 2009 through the November 10, 2010 that, as of the second quarter of 2010, were considered probable of being paid based on the plan of reorganization filed and later confirmed. Included in this amount is contractual interest expense of $63 million for 2009.

See Accompanying Notes to Consolidated Financial Statements.

CHEMTURA CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended December 31, 2012, 2011 and 2010
(In millions)

(In millions)	**2012**	2011	2010
Net earnings (loss)	**$ 100**	$ 120	$ (585)
Other comprehensive loss, net of tax:			
Foreign currency translation adjustments	**(6)**	(35)	(26)
Unrecognized pension and other post-retirement benefit costs	**(76)**	(35)	(16)
Comprehensive income (loss)	**18**	50	(627)
Comprehensive loss (income) attributable to the non-controlling interest	**1**	(1)	(1)
Comprehensive income (loss) attributable to Chemtura	**$ 19**	$ 49	$ (628)

See Accompanying Notes to Consolidated Financial Statements.

CHEMTURA CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2012 and 2011
(In millions, except par value data)

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 363**	$ 179
Restricted cash	**—**	5
Accounts receivable	**405**	400
Inventories	**468**	455
Other current assets	**142**	133
Current assets of discontinued operations	**234**	149
Total current assets	**1,612**	1,321
NON-CURRENT ASSETS		
Property, plant and equipment	**719**	669
Goodwill	**177**	174
Intangible assets, net	**348**	363
Other assets	**174**	190
Non-current assets of discontinued operations	**—**	138
Total Assets	**$ 3,030**	$ 2,855
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term borrowings	**$ 5**	$ 4
Accounts payable	**175**	149
Accrued expenses	**194**	189
Income taxes payable	**12**	17
Current liabilities of discontinued operations	**125**	31
Total current liabilities	**511**	390
NON-CURRENT LIABILITIES		
Long-term debt	**871**	748
Pension and post-retirement health care liabilities	**393**	389
Other liabilities	**187**	198
Non-current liabilities of discontinued operations	**—**	84
Total liabilities	**1,962**	1,809
STOCKHOLDERS' EQUITY		
Common stock - $.01 par value, authorized - 500.0 shares, issued - 100.4 shares in 2012 and 98.3 shares in 2011	**1**	1
Additional paid-in capital	**4,366**	4,353
Accumulated deficit	**(2,848)**	(2,949)
Accumulated other comprehensive loss	**(428)**	(346)
Treasury stock at cost - 2.4 shares in 2012 and 2.0 shares in 2011	**(30)**	(22)
Total Chemtura stockholders' equity	**1,061**	1,037
Non-controlling interests - continuing operations	**—**	1
Non-controlling interests - discontinued operations	**7**	8
Total Non-controlling interests	**7**	9
Total stockholders' equity	**1,068**	1,046
Total Liabilities and Stockholders' Equity	**$ 3,030**	$ 2,855

See Accompanying Notes to Consolidated Financial Statements.

CHEMTURA CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2012, 2011 and 2010
(In millions)

Increase (decrease) in cash	**2012**	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings (loss)	**$ 100**	$ 120	$ (585)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Gain on sale of business	**—**	(27)	(2)
Loss on sale of discontinued operations	**—**	—	12
Impairment charges	**47**	4	60
Release of translation adjustment from liquidation of entities	**(21)**	—	—
Loss on early extinguishment of debt	**1**	—	88
Depreciation and amortization	**139**	140	175
Stock-based compensation expense	**24**	26	10
Reorganization items, net	**1**	2	186
Changes in estimates related to expected allowable claims	**1**	3	35
Non-cash contractual post-petition interest expense	**—**	—	113
Provision for doubtful accounts	**1**	7	3
Equity income	**(3)**	(3)	(4)
Deferred taxes	**3**	(6)	34
Changes in assets and liabilities, net:			
Accounts receivable	**(8)**	13	(77)
Inventories	**(1)**	(24)	(36)
Restricted cash	**—**	—	(38)
Other current assets	**(4)**	38	11
Other assets	**—**	3	(5)
Accounts payable	**30**	(11)	70
Accrued expenses	**(3)**	(39)	36
Income taxes payable	**(14)**	5	(18)
Pension and post-retirement health care liabilities	**(79)**	(82)	(61)
Liabilities subject to compromise	**—**	(8)	(195)
Other liabilities	**1**	25	(10)
Other	**3**	(4)	(6)
Net cash provided by (used in) operating activities	**218**	182	(204)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net proceeds from divestments	**9**	8	43
Payments for acquisitions, net of cash acquired	**—**	(35)	—
Capital expenditures	**(149)**	(154)	(124)
Net cash used in investing activities	**(140)**	(181)	(81)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from Term Loan and Senior Notes	**125**	—	744
Payments on Amended DIP Credit Facility, net	**—**	—	(1)
Payments on DIP Credit Facility, net	**—**	—	(250)
Repayments of Notes and Debentures	**—**	—	(138)
Payments on 2007 Credit Facility, net	**—**	—	(54)
(Payments on) proceeds from other short term borrowings, net	**(3)**	3	—
Payments for debt issuance and refinancing costs	**(2)**	—	(40)
Payments for make-whole and no-call provisions	**—**	—	(10)
Common shares acquired	**(20)**	(22)	—
Proceeds from exercise of stock options	**5**	1	—
Net cash provided by (used in) financing activities	**105**	(18)	251
CASH AND CASH EQUIVALENTS			
Effect of exchange rates on cash and cash equivalents	**2**	(4)	(1)
Change in cash and cash equivalents	**185**	(21)	(35)
Cash and cash equivalents at beginning of year	**180**	201	236
Cash and cash equivalents at end of year	**$ 365**	$ 180	$ 201
Cash and cash equivalents at end of year - Continuing operations	**$ 363**	$ 179	$ 201
Cash and cash equivalents at end of year - Discontinued operations	**$ 2**	$ 1	$ —

See Accompanying Notes to Consolidated Financial Statements.

CHEMTURA CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2012, 2011 and 2010
(In millions)

	Common Shares Issued	Treasury Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Non Controlling Interests	Total
Balance, January 1, 2010	254.4	11.5	$ 3	$ 3,039	$ (2,482)	$ (234)	$ (167)	$ 13	$ 172
Net loss					(586)			1	(585)
Equity adjustment for translation of foreign currencies						(26)			(26)
Unrecognized pension and post-retirement plan costs, net of deferred tax expense of $4						(16)			(16)
Cancellation of Chemtura previous common stock	(254.4)		(3)	3					—
Treasury stock cancellation		(11.5)		(167)			167		—
Issuance of reorganized Chemtura common stock	95.5		1	1,423					1,424
Dividends attributable to the non-controlling interest								(1)	(1)
Purchase of subsidiary shares from non-controlling interest								(4)	(4)
Stock-based compensation				7					7
Other issuances	0.1								—
Balance, December 31, 2010	95.6	—	1	4,305	(3,068)	(276)	—	9	971
Net earnings					119			1	120
Equity adjustment for translation of foreign currencies						(35)			(35)
Unrecognized pension and post-retirement plan costs, net of deferred tax expense of $1 million						(35)			(35)
Issuance of reorganized Chemtura common stock	2.4			19					19
Dividends attributable to the non-controlling interest								(1)	(1)
Stock-based compensation				29					29
Common shares acquired		2.0					(22)		(22)
Other issuances	0.3								—
Balance, December 31, 2011	98.3	2.0	1	4,353	(2,949)	(346)	(22)	9	1,046
Net earnings					101			(1)	100
Equity adjustment for translation of foreign currencies						(6)			(6)
Unrecognized pension and post-retirement plan costs, net of deferred tax expense of $14 million						(76)			(76)
Issuance of reorganized Chemtura common stock	2.1			1					1
Dividends attributable to the non-controlling interest								(1)	(1)
Stock-based compensation				24					24
Stock options exercised		(0.3)		1			4		5
Common shares acquired		1.4					(20)		(20)
Other issuances	—	(0.7)		(13)			8		(5)
Balance, December 31, 2012	100.4	2.4	$ 1	$ 4,366	$ (2,848)	$ (428)	$ (30)	$ 7	$ 1,068

See Accompanying Notes to Consolidated Financial Statements.

CHEMTURA CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Chemtura Corporation, together with our consolidated subsidiaries is dedicated to delivering innovative, application-focused specialty chemical and consumer product offerings. Our principal executive offices are located in Philadelphia, Pennsylvania and Middlebury, Connecticut. We operate in a wide variety of end-use industries, including agriculture, automotive, construction, electronics, lubricants, packaging, plastics for durable and non-durable goods, pool and spa chemicals, and transportation.

When we use the terms "Corporation," "Company," "Chemtura," "Registrant," "We," "Us" and "Our," unless otherwise indicated or the context otherwise requires, we are referring to Chemtura Corporation and our consolidated subsidiaries.

We are the successor to Crompton & Knowles Corporation ("Crompton & Knowles"), which was incorporated in Massachusetts in 1900 and engaged in the manufacture and sale of specialty chemicals beginning in 1954. Crompton & Knowles traces its roots to the Crompton Loom Works incorporated in the 1840s. We expanded the specialty chemical business through acquisitions in the United States and Europe, including the 1996 acquisition of Uniroyal Chemical Company, Inc. ("Uniroyal"), the 1999 merger with Witco Corporation ("Witco") and the 2005 acquisition of Great Lakes Chemical Corporation ("Great Lakes").

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of Chemtura and our wholly-owned and majority-owned subsidiaries that we control. Other affiliates in which we have a 20% to 50% ownership interest or a non-controlling majority interest are accounted for in accordance with the equity method. Other investments in which we have less than 20% ownership are recorded at cost. All significant intercompany balances and transactions have been eliminated in consolidation.

Our Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes did not have a material impact on previously reported results of operations, cash flows or financial position.

We operated as a debtor-in-possession ("DIP") under the protection of the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") from March 18, 2009 (the "Petition Date") through November 10, 2010 (the "Effective Date"). From the Petition Date through the Effective Date, our Consolidated Financial Statements were prepared in accordance with Accounting Standards Codification ("ASC") Section 852-10-45, *Reorganizations – Other Presentation Matters* ("ASC 852-10-45") which requires that financial statements, for periods during the pendency of our voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Chapter 11") filings, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain income, expenses, realized gains and losses and expenses for losses that were realized or incurred in the Chapter 11 cases were recorded in Reorganization items, net in our Consolidated Statements of Operations. In connection with our emergence from Chapter 11 on November 10, 2010, we recorded certain "plan effect" adjustments to our Consolidated Financial Statements as of the Effective Date in order to reflect certain expenses of our plan of reorganization (the "Plan"). As of December 31, 2012, the Bankruptcy Court has entered orders granting final decrees closing all of the Debtors' Chapter 11 cases except the Chapter 11 case of Chemtura Corporation. See Note 18 – Emergence from Chapter 11 for a further discussion.

Accounting Policies

Revenue Recognition

Substantially all of our revenues are derived from the sale of products. Revenue is recognized when risk of loss and title to the product is transferred to the customer. Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities with the collected taxes recorded as current liabilities until remitted to the respective governmental authorities. Our products are sold subject to various shipping terms. Our terms of delivery are included on our sales invoices and order confirmation documents.

Customer Rebates

We accrue for the estimated cost of customer rebates as a reduction of sales. Customer rebates are primarily based on customers achieving defined sales targets over a specified period of time. We estimate the cost of these rebates based on the likelihood of the rebate being achieved and recognize the cost as a deduction from sales when such sales are recognized. Rebate programs are monitored on a regular basis and adjusted as required. Our accruals for customer rebates were $21 million and $20 million at December 31, 2012 and 2011, respectively. Customer rebates are included as a reduction to accounts receivable on our Consolidated Balance Sheet.

Operating Costs and Expenses

Cost of goods sold ("COGS") includes all costs incurred in manufacturing goods, including raw materials, direct manufacturing costs and manufacturing overhead. COGS also includes warehousing, distribution, engineering, purchasing, customer service, environmental, health and safety functions, and shipping and handling costs for outbound product shipments. Selling, general and administrative ("SG&A") expenses include costs and expenses related to the following functions and activities: selling, advertising, legal, provision for doubtful accounts, corporate facilities and corporate administration. SG&A also includes accounting, information technology, finance and human resources, excluding direct support in manufacturing operations, which is included as COGS. Research and development ("R&D") expenses include basic and applied research and development activities of a technical and non-routine nature. R&D costs are expensed as incurred. COGS, SG&A and R&D expenses exclude depreciation and amortization expenses which are presented on a separate line in our Consolidated Statements of Operations.

Other Income (Expense), Net

Other income (expense), net includes:

(In millions)	**2012**	2011	2010
Foreign exchange loss	**$ (5)**	$ (2)	$ (11)
Interest income	**5**	4	3
Release of cumulative foreign currency translation adjustments from liquidation of entities	**21**	—	—
Other items, individually less than $1 million	**—**	(2)	2
	$ 21	$ —	$ (6)

Allowance for Doubtful Accounts

Included in accounts receivable are allowances for doubtful accounts in the amount of $13 million and $20 million in 2012 and 2011, respectively. The allowance for doubtful accounts reflects a reserve representing our estimate of the amounts that may not be collectible. In addition to reviewing delinquent accounts receivable, we consider many factors in estimating our reserves, including historical data, experience, customer types, credit worthiness, and economic trends. From time to time, we may adjust our assumptions for anticipated changes in any of these or other factors expected to affect collection.

Inventory Valuation

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation expense is computed on the straight-line method using the following ranges of asset lives: land improvements - 3 to 20 years; buildings and improvements - 2 to 40 years; machinery and equipment - 2 to 25 years; information systems and equipment - 2 to 10 years; and furniture, fixtures and other - 1 to 10 years. See Note 6 – Property, Plant and Equipment for further information.

Renewals and improvements that significantly extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over the shorter of their useful lives or the remaining lease term. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets

Patents, trademarks and other intangibles assets are being amortized principally on a straight-line basis using the following ranges for their estimated useful lives: patents - 5 to 20 years; trademarks - 6 to 40 years; customer relationships - 15 to 30 years; production rights - 10 years; and other intangibles primarily - 5 to 20 years. See Note 7 – Goodwill and Intangible Assets for further information.

Recoverability of Long-Lived Assets and Goodwill

We evaluate the recoverability of the carrying value of long-lived assets, excluding goodwill, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under such circumstances, we assess whether the projected undiscounted cash flows of our long-lived assets are sufficient to recover the existing unamortized cost of our long-lived assets. If the undiscounted projected cash flows are not sufficient, we calculate the impairment amount by discounting the projected cash flows using our weighted-average cost of capital. The amount of the impairment is written off against earnings in the period in which the impairment is determined.

We evaluate the recoverability of the carrying value of goodwill on an annual basis as of July 31, or when events occur or circumstances change. See Note 7 - Goodwill and Intangible Assets for further details.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted rates. The effect of a change in tax rates on deferred tax assets is recognized in income in the period that includes the enactment date.

We recognize the financial statement effects of an uncertain income tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. We accrue for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated.

Provision is made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be indefinitely reinvested.

Environmental Liabilities

Each quarter we evaluate and review our estimates for future remediation, operation and management costs directly related to environmental remediation, to determine appropriate environmental reserve amounts. For each site where the cost of remediation is probable and reasonably estimable, we determine the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by us and the anticipated time frame over which payments to implement the remediation plan will occur. At sites where we expect to incur ongoing operations and maintenance expenditures, we accrue on an undiscounted basis, for a period of generally 10 years, those costs which are probable and reasonably estimable.

Litigation and Contingencies

In accordance with guidance now codified under ASC Topic 450, *Contingencies*, we record in our Consolidated Financial Statements amounts representing our probable and reasonably estimable liability for claims, litigation and guarantees. As information about current or future litigation or other contingencies becomes available, management assesses whether such information warrants the recording of additional expenses relating to those contingencies. See Note 19 - Legal Proceedings and Contingencies for further information.

Stock-Based Compensation

We recognize compensation expense for stock-based awards issued over the requisite service period for each separately vesting tranche, as if multiple awards were granted. Stock-based compensation expense is measured at the date of grant, based on the fair value of the award. Stock-based compensation expense recognized was $24 million, $26 million, and $10 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Translation of Foreign Currencies

Balance sheet accounts denominated in foreign currencies are translated at the current rate of exchange as of the balance sheet date, while revenues and expenses are translated at average rates of exchange during the periods presented. The cumulative foreign currency adjustments resulting from such translation are included in accumulated other comprehensive income loss. Upon complete or substantial liquidation of any of our subsidiaries, the value of the cumulative translation adjustment prior to the liquidation is reported in net earnings.

Cash Flows

Cash and cash equivalents include bank term deposits with original maturities of three months or less. Included in cash and cash equivalents in our Consolidated Balance Sheets is less than $1 million at December 31, 2012 and $1 million at December 31, 2011 of restricted cash that is required to be on deposit to support certain letters of credit and performance guarantees, the majority of which will be settled within one year.

Included in our restricted cash balance within current assets at December 31, 2011 is $5 million of cash on deposit for the settlement of disputed bankruptcy claims that existed on the Effective Date.

In 2012 and 2011, we settled approximately $5 million and $41 million, respectively, in cash relating to our Chapter 11 cases. The $5 million paid in 2012, was paid from restricted cash. Of the $41 million paid in 2011, $33 million was paid from restricted cash. Additionally, in 2012 and 2011 we issued approximately $26 million and $33 million of common stock, respectively, for the settlement of liabilities in accordance with the Plan.

Cash payments included interest payments of $58 million in 2012, $57 million in 2011 and $56 million in 2010 (which includes $24 million of interest payments in accordance with the Plan). Cash payments also included income tax payments, net of refunds of $45 million in 2012, $16 million in 2011 and $6 million in 2010.

Accounting Developments

Recently Implemented

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 amends U.S. GAAP to conform it with fair value measurement and disclosure requirements in International Financial Reporting Standards ("IFRS"). The amendments in ASU 2011-04 changed the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The provisions of ASU 2011-04 are effective for the first reporting period (including interim periods) beginning after December 15, 2011. The adoption of this standard did not have a material impact on our results of operations, financial condition or disclosures.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued Accounting Standards Update No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"). ASU 2011-12 defers the effective date of the requirement in ASU 2011-05 to disclose on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. All other requirements of ASU 2011-05 are not affected by ASU 2011-12. The provisions of ASU 2011-05 are effective for the first reporting period (including interim periods) beginning after December 15, 2011. The adoption of this standard did not have a material financial statement impact as it only addressed the presentation of our financial statements.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"). The guidance in ASU 2011-08 is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The amendments also improve previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The provisions of ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance did not have a material impact on our results of operations or financial condition.

In September 2011, the FASB issued ASU No. 2011-09, *Compensation-Retirement Benefits Multiemployer Plans (Subtopic 715-80)* ("ASU 2011-09"). The guidance in ASU 2011-09 assists users of financial statements to assess the potential future cash flow implications relating to an employer's participation in multiemployer pension plans. The disclosures will indicate the financial health of all of the significant plans in which the employer participates and assist a financial statement user to access additional information that is available outside the financial statements. The provisions of ASU 2011-09 are effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. The adoption of this guidance did not have a material impact on our results of operations or financial condition.

In February 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). The guidance in ASU 2013-02 requires an organization to present the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income, but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The guidance in ASU 2013-02 is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance is not expected to have a significant impact as it only address the presentation of our financial statements.

Risks and Uncertainties

Our revenues are largely dependent on the continued operation of our manufacturing facilities. There are many risks involved in operating chemical manufacturing plants, including the breakdown, failure or substandard performance of equipment, operating errors, natural disasters, the need to comply with directives of, and maintain all necessary permits from, government agencies as well as potential terrorist attacks. Our operations can be adversely affected by raw material shortages, labor force shortages or work stoppages and events impeding or increasing the cost of transporting our raw materials and finished products. The occurrence of material operational problems, including but not limited to the events described above, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility. With respect to certain facilities, such events could have a material effect on Chemtura as a whole.

Our operations are also subject to various hazards incident to the production of industrial chemicals. These include the use, handling, processing, storage and transportation of certain hazardous materials. Under certain circumstances, these hazards could cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. Claims arising from any future catastrophic occurrence at any one of our facilities may result in us being named as a defendant in lawsuits asserting potential claims.

We perform ongoing credit evaluations of our customers' financial condition including an assessment of the impact, if any, of prevailing economic conditions. We generally do not require collateral from our customers. We are exposed to credit losses in the event of nonperformance by counterparties on derivative instruments when utilized. The counterparties to these transactions are major financial institutions, which may be adversely affected by global economic impacts. However, we consider the risk of default to be minimal.

International operations are subject to various risks which may or may not be present in U.S. operations. These risks include political instability, the possibility of expropriation, restrictions on dividends and remittances, instabilities of currencies, requirements for governmental approvals for new ventures and local participation in operations such as local equity ownership and workers' councils. Currency fluctuations between the U.S. dollar and the currencies in which we conduct business have caused and will continue to cause foreign currency transaction gains and losses, which may be material. Any of these events could have an adverse effect on our international operations.

2) ACQUISITIONS AND DIVESTITURES

Acquisitions

On September 26, 2012, we announced that we entered into a Business Transfer Agreement ("BTA") with Solaris ChemTech Industries Limited ("Solaris ChemTech"), an Indian Company, and Avantha Holdings Limited, an Indian Company and the parent company of Solaris ChemTech (collectively, "Solaris"). As provided in the BTA, we have agreed to purchase from Solaris certain assets used in the manufacture and distribution of bromine and bromine chemicals for cash consideration of $142 million and the assumption of certain liabilities. The purchase price is subject to a post-closing net working capital adjustment. The acquisition is subject to usual and customary closing conditions and is expected to close in the first half of 2013.

On February 1, 2011, we announced the formation of DayStar Materials, LLC ("Daystar"), a joint venture with UP Chemical Co. Ltd. that will manufacture and sell high purity metal organic precursors for the rapidly growing LED market in our Industrial Engineered Products segment. DayStar is a 50/50 joint venture and is being accounted for as an equity method investment. We made cash contributions of $6 million in 2011, in accordance with the joint venture agreement.

On January 26, 2011, we announced the formation of ISEM S.r.l. ("ISEM"), a strategic research and development alliance with Isagro S.p.A., which will provide us access to two commercialized products and accelerate the development and commercialization of new active ingredients and molecules related to our Chemtura AgroSolutions segment. ISEM is a 50/50 joint venture between us and Isagro S.p.A. and is being accounted for as an equity method investment. Our investment in the joint venture was €20 million ($29 million), which was made in January 2011.

Discontinued Operations

Antioxidant Divestiture

On November 9, 2012, we entered into an asset purchase agreement with SK Blue Holdings, Ltd. ("SK"), an affiliate of SK Capital Partners III, L.P. to sell substantially all the assets of our Antioxidant business for $200 million, $190 million to be paid in cash at closing plus a $10 million seller note . The assets to be sold include, among others, trade receivables, inventory, our equity interest in two joint ventures, certain dedicated plants in the U.S., France and Germany, and certain dedicated assets in shared facilities. SK also agreed to assume certain liabilities related to the Antioxidant business. We will retain assets that are shared with our other business components that exist in certain locations globally and utilize those assets under supply agreements with SK.

On January 25, 2013, we entered into an Amended and Restated Asset Purchase and Contribution Agreement with SK and Addivant USA Holdings Corp. ("Addivant") whereby SK and Addivant agreed, in addition to purchasing substantially all the assets of our Antioxidant business, to assume certain additional pension and environmental liabilities totaling approximately $93 million. The agreement provides for the actuarial valuation of net pension liabilities to be assumed to be updated shortly before the closing of the transaction. To the extent the updated values are a reduction of the net pension liability, the difference will be applied to increase, by an equal amount, the value of the seller note to be issued at closing. To the extent the updated values are an increase in the net pension liability, the increase will be applied in equal amount first to reduce the value of the seller note and then if the seller note is extinguished, as a reduction to the cash consideration. Based on the January 25, 2013 terms, the consideration payable at closing of $107 million will consist of $97 million in cash, $9 million in preferred stock to be issued by Addivant and a seller note of $1 million subject to customary closing conditions and adjustments for working capital changes. The transaction is anticipated to close in the first quarter of 2013.

As a result of entering into this transaction, we determined that discontinued operations treatment applied. The assets and liabilities included in the Antioxidant Sale have been presented as assets and liabilities of discontinued operations and earnings and direct costs associated with the Antioxidant business have been presented as (loss) earnings from discontinued operations, net of tax for the current and comparative periods. All applicable disclosures included in the accompanying footnotes have been updated to reflect the Antioxidant business as a discontinued operation.

The following is a summary of our assets and liabilities of discontinued operations related to the Antioxidant business as of December 31, 2012 and 2011.

	2012	2011
Cash and cash equivalents	$ 2	$ 1
Accounts receivable	61	58
Inventories	78	87
Other current assets	4	3
Property, plant and equipment	44	83
Intangible assets, net	14	29
Other assets	31	26
Assets of discontinued operations	$ 234	$ 287
Short-term borrowings	$ —	$ 1
Accounts payable	29	24
Accrued expenses	4	5
Income taxes payable	1	1
Pension and post-retirement health care liabilities	80	71
Other liabilities	11	13
Liabilities of discontinued operations	$ 125	$ 115

PVC Additives Divestiture

On April 30, 2010, we completed the sale of our PVC additives business to Galata Chemicals LLC (formerly known as Artek Aterian Holding Company, LLC) and its sponsors, Aterian Investment Partners Distressed Opportunities, LP and Artek Surfin Chemicals Ltd. (collectively, "Galata") for net proceeds of $38 million which included a working capital adjustment that was received during the fourth quarter of 2010. The net assets sold consisted of accounts receivable of $47 million, inventory of $42 million, other current assets of $6 million, other assets of $1 million, pension and other post-retirement health care liabilities of $25 million, accounts payable of $3 million and other accrued liabilities of $1 million. A pre-tax loss of approximately $13 million was recorded on the sale after the elimination of $16 million of accumulated other comprehensive loss ("AOCL") resulting from the liquidation of a foreign subsidiary as part of the transaction.

In 2010, we classified the PVC additives business as discontinued operations in our Consolidated Statements of Operations for all periods presented. We determined the cash flows associated with the continuation of activities are deemed indirect and we evaluated whether we had significant continued involvement in the operations of the disposed businesses. Accordingly, we did not deem our involvement with the disposed business subsequent to the sale to be significant. All applicable disclosures included in the accompanying footnotes have been updated to reflect the PVC additives business as a discontinued operation.

(Loss) earnings from discontinued operations for the years ended December 31, 2012, 2011 and 2010 consists of the following:

(In millions)	Year Ended				
	2012	2011	2010	2010	2010
	Antioxidant	Antioxidant	Antioxidant	PVC	Total
Net Sales	$ 387	$ 419	$ 388	$ 96	$ 484
Pre-tax (loss) earnings from discontinued operations	$ (45)	$ 31	$ 18	$ (1)	$ 17
Income tax benefit (expense)	11	(5)	(3)	—	(3)
(Loss) earnings from discontinued operations, net of taxes	(34)	26	15	(1)	14
Net loss (earnings) attributable to noncontrolling interests	1	(1)	(1)	—	(1)
(Loss) earnings from discontinued operations, net of taxes - attributable to Chemtura	$ (33)	$ 25	$ 14	$ (1)	$ 13

A portion of certain functional and other expenses that are managed company-wide that are allocated to the Antioxidant business do not transfer directly under the Antioxidant Sale. As such, in historic periods these costs are shown as part of continuing operations in the corporate segment and not included under (loss) earnings from discontinued operations, net of tax. These costs approximate $13 million, $15 million and $14 million for 2012, 2011 and 2010, respectively.

Other Dispositions

Tetrabrom Joint Venture Divestiture

On November 28, 2011, we sold our 50% interest in Tetrabrom Technologies Ltd. for net consideration of $38 million. The consideration will be paid in equal annual installments over a three year period. The first payment net of tax was paid in April 2012. A pre-tax gain of $27 million was recorded on the sale.

Sodium Sulfonates Divestiture

On July 30, 2010, we completed the sale of our natural sodium sulfonates and oxidized petrolatum product lines to Sonneborn Holding, LLC for net proceeds of $5 million. The sale included certain assets, our 50% interest in a European joint venture, the assumption of certain liabilities and the mutual release of obligations between the parties. The net assets sold consisted of accounts receivable of $3 million, other current assets of $7 million, property, plant and equipment, net of $2 million, environmental liabilities of $3 million and other liabilities of $6 million. A pre-tax gain of approximately $2 million was recorded on the sale.

3) RESTRUCTURING AND ASSET IMPAIRMENT ACTIVITIES

Restructuring

On February 22, 2013, our Board approved a restructuring plan providing for, among other things, actions to reduce stranded costs related to ongoing strategic initiatives. This plan is expected to preserve pre-divestiture operating margins following our portfolio changes. The total cost of the restructuring plan is estimated to be between $35 million and $45 million, primarily for severance and related costs, accelerated depreciation of property, plant and equipment, and asset retirement obligations. Non-cash charges are estimated to be between $9 million and $11 million with a net cash cost of between $26 million and $34 million. We anticipate recording a pre-tax charge in the range of between $10 million to $15 million in the first quarter of 2013 with all but approximately $8 million being incurred over the balance of 2013. The remainder of the costs being related to decommissioning are expected to be expensed as incurred over a number of years. We anticipate that between $21 million and $29 million of the cash cost will be paid in 2013 with the remainder paid as described above.

On April 30, 2012, our Board of Directors (the "Board") approved a restructuring plan providing for, among other things, the closure of our Antioxidant business manufacturing facility in Pedrengo, Italy. The Board also approved actions to improve the operating effectiveness of certain global corporate functions. This plan is expected to achieve significant gains in efficiency and costs. The plant closure is expected to be completed by the first quarter of 2013. The total cost of the restructuring plan is estimated to be approximately $40 million of which approximately $6 million will consist of non-cash charges. We recorded a pre-tax charge of $33 million in the year ended December 31, 2012, which included $4 million for accelerated depreciation of property, plant and equipment included in depreciation and amortization, $2 million for accelerated asset retirement obligations included in cost of goods sold ("COGS"), $12 million for severance and professional fees related to corporate initiatives included in facility closures, severance and related costs and $5 million for severance and other obligations related to the Pedrengo closure included in loss from discontinued operations, net of tax with the balance of the costs being expensed as incurred through 2013. Also included in this charge is approximately $10 million to reflect the write-off of a receivable for which collection is no longer probable as a result of the restructuring actions which is included in loss from discontinued operations, net of tax for the quarter ended June 30, 2012.

In November 2011, our Board approved a restructuring plan intended to make Chemtura AgroSolutions more cost efficient by centralizing certain functions regionally and consolidating laboratory activities in North America. As a result of this plan, we recorded a pre-tax charge of $3 million for severance to facility closures, severance and related costs for the year ended December 31, 2011.

In March 2010, our Board approved a restructuring plan to consolidate certain corporate functions internationally to gain efficiencies and reduce costs. As a result of this plan, we recorded a pre-tax charge of $1 million for severance to facility closures, severance and related costs for the year ended December 31, 2010.

A summary of the changes in the liabilities established for restructuring programs is as follows:

(In millions)	Severance and Related Costs	Other Facility Closure Costs	Total
Balance at January 1, 2010	$ 9	$ 4	$ 13
Facility closure, severance and related costs	1	—	1
Cash payments	(9)	(4)	(13)
Balance at December 31, 2010	1	—	1
Facility closure, severance and related costs	3	—	3
Cash payments	(3)	—	(3)
Balance at December 31, 2011	1	—	1
Facility closure, severance and related costs:			
Continuing operations	7	5	12
Discontinued operations	5	—	5
Cash payments	(5)	(5)	(10)
Balance at December 31, 2012	$ 8	—	$ 8

At December 31, 2012 and 2011, the balance of these reserves were included in accrued expenses in our Consolidated Balance Sheet.

Chapter 11 Reorganization Initiatives

On January 25, 2010, our Board approved an initiative involving the consolidation and idling of certain assets within the Great Lakes Solutions business operations in El Dorado, Arkansas, which was approved by the Bankruptcy Court on February 23, 2010. During 2010 and 2011, the demand for brominated products used in electronic applications grew significantly and it became evident that we would need to produce larger quantities of bromine than were projected when we formulated our consolidation plan. In addition, in the first quarter of 2011, our joint venture partner informed us that they would exercise their right to purchase our interest in our Tetrabrom joint venture in the Middle East that supplies a brominated flame retardant to us. While under the terms of the joint venture agreement, the purchaser is obligated to continue to supply the current volumes of the brominated flame retardant to us for two years following the acquisition, we needed to plan for the ultimate production of this product once supply from the joint venture is terminated. Our analysis indicated that the most cost effective source of the additional bromine we require is to continue to operate many of the bromine assets we had planned to idle and to invest in improving their operating efficiency. In light of this analysis, on April 20, 2011, our Board confirmed that we should defer a portion of the El Dorado restructuring plan and continue to operate certain of the bromine and brine assets that were planned to be idled. The sale of our 50% interest in Tetrabrom Technologies Ltd. was completed in November 2011.

As a result of our reorganization initiatives, we recorded pre-tax charges of $3 million for the year ended December 31, 2011 primarily for asset impairments and accelerated depreciation. In 2010, we recorded pre-tax charges of $37 million for the year ended December 31, 2010 ($5 million was recorded to reorganization items, net for severance, asset relocation costs and contract termination costs, $30 million was recorded to depreciation and amortization for accelerated depreciation, and $2 million was recorded to COGS for accelerated asset retirement obligations and asset write-offs).

Asset Impairments

In accordance with ASC Topic 350, *Intangibles – Goodwill and Other* ("ASC 350") and ASC Topic 360, *Property, Plant and Equipment* ("ASC 360"), we recorded pre-tax charges totaling $47 million in 2012 to loss from discontinued operations, net of tax, $4 million in 2011 to impairment charges and $60 million in 2010 to impairment charges or earnings from discontinued operations, net of tax in our Consolidated Statements of Operations.

During the third quarter of 2012, we completed an assessment of an initiative to monetize portfolio assets relating to our Antioxidant business. As of September 30, 2012, we considered it more-likely-than-not that the initiative would become effective before the end of 2012. In performing the impairment analysis, we probability weighted the possible outcomes of the initiative as of September 30, 2012. Based on this analysis, the expected undiscounted cash flows were insufficient to recover the carrying values of assets of the component of the segment to which the initiative relates. We estimated the fair value using various income and market approaches to calculate the impairment charge. We recorded an asset impairment charge included in loss from discontinued operations, net of tax on our Consolidated Statement of Operations of $35 million, of which $26 million related to property, plant and equipment, net and $9 million related to intangible assets, net included in non-current assets of discontinued operations on our Consolidated Balance Sheets.

In November 2012, we entered into an asset purchase agreement to sell our Antioxidant business and determined that discontinued operations treatment applied. Accordingly, we compared the carrying value of the net assets to be sold to their estimated fair value based on the proceeds expected to be received per the asset purchase agreement less the estimated costs to sell. As a result, in the fourth quarter of 2012 we recorded an additional asset impairment charge of $11 million included in loss from discontinued operations, net of tax on our Consolidated Statement of Operations to write-down the long-lived assets of the Antioxidant business to their estimated fair value, of which $9 million relates to property, plant and equipment and $2 million related to intangible assets that are classified as non-current assets of discontinued operations on the Consolidated Balance Sheets.

For the year ended December 31, 2011, we recorded an impairment charge of $3 million related to intangible assets of the Chemtura AgroSolutions reporting unit with no future use. Additionally, there was a $1 million impairment charge related to property, plant and equipment of the El Dorado, Arkansas facility reorganization initiative.

During the first half of 2010, we recorded an impairment charge of $3 million, which was included in earnings from discontinued operations, net of tax in our Consolidated Statements of Operations, primarily related to further reducing the carrying value of property, plant and equipment of our PVC additives business, formerly a component of the Industrial Engineered Products reporting segment, to reflect the revised estimated fair value of the assets. The decrease in fair value is the result of the definitive agreement entered into with counterparties in December 2009 for the sale of our PVC additives business.

During the fourth quarter of 2010, we recorded an impairment charge of $57 million to reduce the carrying value of goodwill in our Chemtura AgroSolutions segment. During the annual impairment review as of July 31, 2010, we identified risks inherent in our Chemtura AgroSolutions reporting unit's forecast given its recent performance was below expectations. At the end of the fourth quarter of 2010, this reporting unit's performance had significantly fallen below expectations for several consecutive quarters. We concluded that it was appropriate to perform a goodwill impairment review as of December 31, 2010. We used revised forecasts to compute the estimated fair value of this reporting unit. These projections indicated that the estimated fair value of the Chemtura AgroSolutions reporting unit was less than the carrying value. Based upon our preliminary step 2 analysis, an estimated goodwill impairment charge of $57 million was recorded (representing the remaining goodwill of this reporting unit). Due to the complexities of the analysis, which involves an allocation of the fair value, we finalized our step 2 analysis and goodwill impairment charge in the first quarter of 2011. The analysis supported our 2010 conclusion that the goodwill was fully impaired.

4) SALE OF ACCOUNTS RECEIVABLE

On October 26, 2011, certain of our European subsidiaries (the "Sellers") entered into a trade receivables financing facility (the "A/R Financing Facility") with GE Factofrance SAS as purchaser (the "Purchaser"). Pursuant to the A/R Financing Facility, and subject to certain conditions stated therein, the Purchaser has agreed to purchase from the Sellers, on a revolving basis, certain trade receivables up to a maximum amount outstanding at any time of €68 million (approximately $90 million). The A/R Financing Facility is uncommitted and has an indefinite term. Since availability under the A/R Financing Facility is expected to vary depending on the value of the Seller's eligible trade receivables, the Sellers' availability under the A/R Financing Facility may increase or decrease from time to time. The monthly financing fee on the drawn portion of the A/R Financing Facility is the applicable Base Rate plus 1.50%. In addition, the A/R Financing Facility is subject to a minimum commission on the annual volume of transferred receivables. Cost associated with this facility of $3 million for the year ended December 31, 2012 is included in interest expense in our Consolidated Statement of Operations. We had no outstanding borrowings under the A/R Financing Facility for the periods ending December 31, 2012 and December 31, 2011. We utilized this facility during 2012, however, in December 31, 2012 we agreed with the Purchaser to suspend the facility in light of internal plans to change which of our European entities invoice sales to customers.

We retain servicing rights and a retained interest in the financed receivables. We classify outstanding trade receivables financed as a secured borrowings in our Consolidated Balance Sheet.

The agreement governing our A/R Financing Facility does not contain any financial covenants but does contain customary events of default including certain receivable performance metrics. Any material failure to meet the applicable A/R Financing facility metrics in the future could lead to an early termination event under the A/R Financing Facility, which could require us to cease our use of such facilities, prohibiting us from obtaining additional borrowings against our receivables or, at the discretion of the Purchaser, requiring that we repay the A/R Financing Facility in full.

5) INVENTORIES

(In millions)		2012		2011
Finished goods	**$**	**320**	$	296
Work in process		**33**		39
Raw materials and supplies		**115**		120
	$	**468**	$	455

Included in the above net inventory balances are inventory obsolescence reserves of approximately $17 million and $15 million at December 31, 2012 and 2011, respectively.

6) PROPERTY, PLANT AND EQUIPMENT

(In millions)		2012		2011
Land and improvements	**$**	**72**	$	76
Buildings and improvements		**223**		209
Machinery and equipment		**1,221**		1,106
Information systems and equipment		**189**		173
Furniture, fixtures and other		**30**		30
Construction in progress		**111**		120
		1,846		1,714
Less: accumulated depreciation		**1,127**		1,045
	$	**719**	$	669

Depreciation expense from continuing operations amounted to $90 million, $90 million and $126 million for 2012, 2011 and 2010, respectively. Depreciation expense from continuing operations includes accelerated depreciation of certain fixed assets associated with our restructuring programs of $2 million and $30 million for 2011 and 2010, respectively.

7) GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill by reportable segment is as follows:

	Industrial Performance Products					
(In millions)		Gross Goodwill		Accumulated Impairments		Net Goodwill
Balance at December 31, 2010	$	265	$	(90)	$	175
Foreign currency translation		(1)		—		(1)
Balance at December 31, 2011		264		(90)		174
Foreign currency translation		3		—		3
Balance at December 31, 2012	**$**	**267**	**$**	**(90)**	**$**	**177**

We have elected to perform our annual goodwill impairment procedures for all of our reporting units in accordance with ASC Subtopic 350-20, *Intangibles – Goodwill and Other - Goodwill* ("ASC 350-20") as of July 31, or sooner, if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying value. We estimate the fair value of our reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods (Level 3 inputs as described in Note 16 – Financial Instruments and Fair Value Measurements). The assessment is required to be performed in two steps: step one to test for a potential impairment of goodwill and, if potential impairments are identified, step two to measure the impairment loss through a full fair valuing of the assets and liabilities of the reporting unit utilizing the acquisition method of accounting.

We continually monitor and evaluate business and competitive conditions that affect our operations and reflects the impact of these factors in our financial projections. If permanent or sustained changes in business or, competitive conditions occur, they can lead to revised projections that could potentially give rise to impairment charges.

We concluded that no goodwill impairment existed in any of our reporting units based on the annual reviews as of July 31, 2012 and 2011. However during the annual review as of July 31, 2010, we identified risks inherent in Chemtura AgroSolutions reporting unit's forecast given the recent performance of this reporting unit which was below expectations. At the end of the fourth quarter of 2010, this reporting unit's performance had significantly fallen below expectations for several consecutive quarters. We concluded that it was appropriate to perform a goodwill impairment review as of December 31, 2010. We used revised forecasts to compute the estimated fair value of this reporting unit. These projections indicated that the estimated fair value of the Chemtura AgroSolutions reporting unit was less than the carrying value. Based upon our preliminary step 2 analysis, an estimated goodwill impairment charge of $57 million was recorded, representing the remaining goodwill of this reporting unit. Due to the complexities of the analysis, which involved an allocation of the fair value, we finalized our step 2 analysis and goodwill impairment charge in the first quarter of 2011. The analysis supported our 2010 conclusion that the goodwill was fully impaired.

Intangible Assets

Our intangible assets (excluding goodwill) are comprised of the following:

	2012			2011		
(In millions)	Gross Value	Accumulated Amortization	Net Intangibles	Gross Value	Accumulated Amortization	Net Intangibles
Patents	**$ 110**	**$ (66)**	**$ 44**	$ 102	$ (55)	$ 47
Trademarks	**238**	**(68)**	**170**	236	(60)	176
Customer relationships	**130**	**(42)**	**88**	129	(36)	93
Production rights	**46**	**(32)**	**14**	46	(28)	18
Other	**74**	**(42)**	**32**	67	(38)	29
Total	**$ 598**	**$ (250)**	**$ 348**	$ 580	$ (217)	$ 363

The increase in gross intangible assets since December 31, 2011 is due to additions of $13 million and foreign currency translation of $5 million.

Amortization expense from continuing operations related to intangible assets amounted to $30 million in 2012, $33 million in 2011 and $32 million in 2010. Estimated amortization expense of intangible assets for the next five fiscal years is as follows: $30 million (2013), $28 million (2014), $25 million (2015) $18 million (2016) and $18 million (2017).

8) DEBT

Our debt is comprised of the following:

(In millions)	**2012**	2011
7.875% Senior Notes due 2018, net of unamortized discount of $3 million in 2012 and 2011 with an effective interest rate of 8.19% in 2012 and 8.17% in 2011	**$ 452**	$ 452
Term Loan due 2016, net of unamortized discount of $2 million in 2012 and 2011 with an effective interest rate of 5.70% in 2012 and 5.79% in 2011	**418**	293
Other borrowings	**6**	7
Total Debt	**876**	752
Less: Short-term borrowings	**(3)**	(4)
Less: Current portion of Term Loan	**(2)**	—
Total Long-Term Debt	**$ 871**	$ 748

Financing Facilities

On August 27, 2010, we completed a private placement offering under Securities and Exchange Commission ("SEC") Rule 144A of $455 million aggregate principal amount of 7.875% senior notes due 2018 (the "Senior Notes") at an issue price of

99.269% in reliance on an exemption pursuant to Section 4(2) of the Securities Act of 1933. We also entered into a senior secured term facility credit agreement due 2016 (the "Term Loan") with Bank of America, N.A., as administrative agent, and other lenders party thereto for an aggregate principal amount of $295 million with an original issue discount of 1%. The Term Loan permits us to increase the size of the facility by up to $125 million. On October 31, 2012, we exercised the accordion feature of our Term Loan and borrowed the additional $125 million for the purpose of funding potential investment opportunities and for general corporate purposes. Accordingly, we recognized a $1 million charge for the year ended December 31, 2012 for loss on early extinguishment of debt resulting from the write-off of deferred financing costs and miscellaneous fees. An additional $1 million in arranger fees were written-off to interest expense for the year end December 31, 2012. On November 10, 2010, we entered into a five year senior secured revolving credit facility available through 2015 (the "ABL Facility") with Bank of America, N.A., as administrative agent and the other lenders party thereto for an amount up to $275 million, subject to availability under a borrowing base (with a $125 million letter of credit sub-facility). The ABL Facility permits us to increase the size of the facility by up to $125 million subject to obtaining lender commitments to provide such increase.

Senior Notes

At any time prior to September 1, 2014, we may redeem some or all of the Senior Notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium (as defined in the indenture) and accrued and unpaid interest up to, but excluding, the redemption date. We may also redeem some or all of the Senior Notes at any time on or after September 1, 2014, with the redemption prices being, prior to September 1, 2015, 103.938% of the principal amount, on or after September 1, 2015 and prior to September 1, 2016, 101.969% of the principal amount and thereafter 100% plus any accrued and unpaid interest to the redemption date. In addition, prior to September 1, 2013, we may redeem up to 35% of the Senior Notes from the proceeds of certain equity offerings. If we experience specific kinds of changes in control, we may be required to offer to repurchase all of the Senior Notes. The redemption price (subject to limitations as described in the indenture) is equal to accrued and unpaid interest on the date of redemption plus the redemption price as set forth above.

Our Senior Notes contain covenants that limit our ability to enter into certain transactions, such as incurring additional indebtedness, creating liens, paying dividends, and entering into dispositions and joint ventures. As of December 31, 2012, we were in compliance with the covenant requirements of the Senior Notes.

Our Senior Notes are subject to certain events of default, including, among others, breach of other agreements in the Indenture; any guarantee of a significant subsidiary ceasing to be in full force and effect; a default by us or our restricted subsidiaries under any bonds, debentures, notes or other evidences of indebtedness of a certain amount, resulting in its acceleration; the rendering of judgments to pay certain amounts of money against us or our significant subsidiaries which remains outstanding for 60 days; and certain events of bankruptcy or insolvency.

In connection with the Senior Notes, in June 2011, we consummated an exchange offer, registered with the SEC, to exchange unregistered Senior Notes originally issued in the private placement offering for registered Senior Notes. The terms of the registered Senior Notes are substantially identical to the unregistered Senior Notes, except that transfer restrictions, registration rights and additional interest provisions relating to the unregistered Senior Notes do not apply to the registered Senior Notes.

Term Loan

Borrowings under the Term Loan (due in 2016) bear interest at a rate per annum equal to, at our election, (i) 3.0% plus the Base Rate (defined as the higher of (a) the Federal Funds rate plus 0.5%; (b) Bank of America's published prime rate; and (c) the Eurodollar Rate plus 1%) or (ii) 4.0% plus the Eurodollar Rate (defined as the higher of (a) 1.5% and (b) the current LIBOR adjusted for reserve requirements).

The Term Loan is secured by a first priority lien on substantially all of our U.S. tangible and intangible assets (excluding accounts receivable, inventory, deposit accounts and certain other related assets), including, without limitation, real property, equipment and intellectual property, together with a pledge of the equity interests of our first tier subsidiaries and the guarantors of the Term Loan, and a second priority lien on substantially all of our U.S. accounts receivable and inventory.

We may, at our option, prepay the outstanding aggregate principal amount on the Term Loan advances in whole or ratably in part along with accrued and unpaid interest on the date of the prepayment.

Our obligations as borrower under the Term Loan are guaranteed by certain of our U.S. subsidiaries.

The Term Loan contains covenants that limit, among other things, our ability to enter into certain transactions, such as creating liens, incurring additional indebtedness or repaying certain indebtedness, making investments, paying dividends, and entering into acquisitions, dispositions and joint ventures.

Additionally, the Term Loan requires that we meet certain financial maintenance covenants including a maximum Secured Leverage Ratio (as defined in the agreement) of 2.5:1.0 and a minimum Consolidated Interest Coverage Ratio (as defined in the agreement) of 3.0:1.0. Additionally, the Term Loan contains a covenant related to the repayment of excess cash (as defined in the agreement). As of December 31, 2012, we have met the criteria to require a payment of $2 million on the Term Loan. The payment will be funded through cash and is due in April 2013. As of December 31, 2012, we were in compliance with the covenant requirements of the Term Loan.

The Term Loan is subject to certain events of default, applicable to Chemtura, the guarantors and their respective subsidiaries, including, nonpayment of principal, interest, fees or other amounts, violation of covenants, material inaccuracy of representations and warranties (including the existence of a material adverse event as defined in the agreement), cross-default to material indebtedness, certain events of bankruptcy and insolvency, material judgments, certain ERISA events, a change in control, and actual or asserted invalidity of liens or guarantees or any collateral document, in certain cases subject to the threshold amounts and grace periods set forth in the Term Loan agreement.

On September 27, 2010, we entered into Amendment No. 1 to the Term Loan which deleted the requirement that intercompany loans be subordinated, as the requirement was inconsistent with the provisions for prepayment of other debt which expressly permitted prepayments of intra-group debt. The amendment also clarified, among other things, language permitting payments and dispositions made pursuant to the Plan.

ABL Facility

The revolving loans under the ABL Facility (available through 2015) will bear interest at a rate per annum which, at our option, can be either: (a) a base rate (the highest of (i) Bank of America, N.A.'s "prime rate," (ii) the Federal Funds Effective Rate plus 0.5% and (iii) the one-month LIBOR plus 1.00%) plus a margin of between 2.25% and 1.75% based on the average excess availability under the ABL Facility for the preceding quarter; or (b) the current reserve adjusted LIBOR plus a margin of between 3.25% and 2.75% based on the average excess availability under the ABL Facility for the preceding quarter.

Our obligations (and the obligations of the other borrowing subsidiaries) under the ABL Facility are guaranteed on a secured basis by all the guarantors (as defined in the agreement) that are not borrowers, and by certain of our future direct and indirect domestic subsidiaries. The obligations and guarantees under the ABL Facility will be secured by (i) a first-priority security interest in the borrowers' and the guarantors' existing and future inventory and accounts receivable, together with general intangibles relating to inventory and accounts receivable, contract rights under agreements relating to inventory and accounts receivable, documents relating to inventory, supporting obligations and letter-of-credit rights relating to inventory and accounts receivable, instruments evidencing payment for inventory and accounts receivable; money, cash, cash equivalents, securities and other property held by the Administrative Agent or any lender under the ABL Facility; deposit accounts, credits and balances with any financial institution with which any borrower or any guarantor maintains deposits and which contain proceeds of, or collections on, inventory and accounts receivable; books, records and other property related to or referring to any of the foregoing and proceeds of any of the foregoing (the "Senior Asset Based Priority Collateral"); and (ii) a second-priority security interest in substantially all of the borrowers' and the guarantors' other assets, including (a) 100% of the capital stock of borrowers' and the guarantors' direct domestic subsidiaries held by the borrowers and the guarantors and 100% of the non-voting capital stock of the borrowers' and the guarantors' direct foreign subsidiaries held by the borrowers and the guarantors, and (b) 65% of the voting capital stock of the borrowers' and the guarantors' direct foreign subsidiaries (to the extent held by the borrowers and the guarantors), in each case subject to certain exceptions set forth in the ABL Facility agreement and the related loan documentation.

Mandatory prepayments of the loans under the ABL Facility (and cash collateralization of outstanding letters of credit) are required (i) to the extent the usage of the ABL Facility exceeds the lesser of (a) the borrowing base and (b) the then effective commitments and (ii) subject to exceptions, thresholds and reinvestment rights, with the proceeds of certain sales or casualty events of assets on which the ABL Facility has a first priority security interest.

If, at the end of any business day, the amount of unrestricted cash and cash equivalents held by the borrowers and guarantors (excluding amounts in certain exempt accounts) exceeds $20 million in the aggregate, mandatory prepayments of the loans under the ABL Facility (and cash collateralization of outstanding letters of credit) are required on the following business day in an amount necessary to eliminate such excess (net of our known cash uses on the date of such prepayment and for the 2 business days thereafter).

The ABL Facility agreement contains certain affirmative and negative covenants (applicable to us, the other borrowing subsidiaries, the guarantors and their respective subsidiaries), including, without limitation, covenants requiring financial reporting and notices of certain events, and covenants imposing limitations on incurrence of indebtedness and guarantees; liens; loans and investments; asset dispositions; dividends, redemptions, and repurchases of stock and prepayments, redemptions and repurchases of certain indebtedness; mergers, consolidations, acquisitions, joint ventures or creation of subsidiaries; material changes in business; transactions with affiliates; restrictions on distributions from subsidiaries and granting of negative pledges; changes in accounting and reporting; sale leasebacks; and speculative transactions, and a springing financial covenant requiring a minimum trailing 12-month fixed charge coverage ratio (as defined in the agreement) of 1.1 to 1.0 at all times during any period from the date when the amount available for borrowings under the ABL Facility falls below the greater of (i) $34 million and (ii) 12.5% of the aggregate commitments to the date such available amount has been equal to or greater than the greater of (i) $34 million and (ii) 12.5% of the aggregate commitments for 45 consecutive days. As of December 31, 2012, we were in compliance with the covenant requirements of the ABL Facility.

The ABL Facility agreement contains certain events of default (applicable to us, the other borrowing subsidiaries, the guarantors and their respective subsidiaries), including nonpayment of principal, interest, fees or other amounts, violation of covenants, material inaccuracy of representations and warranties (including the existence of a material adverse event as defined in the agreement), cross-default to material indebtedness, certain events of bankruptcy and insolvency, material judgments, certain ERISA events, a change in control, and actual or asserted invalidity of liens or guarantees or any collateral document, in certain cases subject to the threshold amounts and grace periods set forth in the ABL Facility agreement.

On March 22, 2011, we entered into Amendment No. 1 to the ABL Facility which permits us to amend the Term Loan (and refinance those facilities in connection with such an amendment) to provide for principal amortization not exceeding 1% of the total principal amount of the Term Loan (such percentage calculated as of the date of any such amendment to the Term Loan). Amendment No. 1 also clarifies that we may, in connection with an otherwise permitted amendment to the Term Loan that refinances those facilities, increase the Term Loan up to the maximum amount permitted under the debt incurrence covenant contained in the ABL Facility.

On December 22, 2011, we entered into Amendment No. 2 to the ABL Facility which modifies certain of the negative covenants to provide us with additional flexibility in incurrence of indebtedness, liens, investments, certain restricted payments and repayment of other debt if certain borrowing availability tests under the ABL Facility are met.

At December 31, 2012 and 2011, we had no borrowings under the ABL Facility, but we had $14 million and $15 million at December 31, 2012 and 2011, respectively, of outstanding letters of credit (primarily related to insurance obligations, environmental obligations and banking credit facilities) which utilizes available capacity under the facility. At December 31, 2012 and 2011, we had approximately $199 million and $201 million, respectively, of undrawn availability under the ABL Facility.

Maturities

At December 31, 2012, the scheduled maturities of debt are as follows: 2013 - $5 million; 2014 - $0 million; 2015 - $0 million; 2016 - $418 million; 2017 - $0 million and thereafter $455 million.

Debtor-in-Possession Credit Facility

On March 18, 2009, in connection with the Chapter 11 filing, we entered into a $400 million senior secured super-priority debtor-in-possession DIP Credit Facility (the "DIP Credit Facility") arranged by Citigroup Global Markets Inc. with Citibank, N.A. as administrative agent, subject to approval by the Bankruptcy Court. On March 20, 2009, the Bankruptcy Court entered an interim order approving the Debtors' access to $190 million of the DIP Credit Facility in the form of a $165 million term loan and a $25 million revolving credit facility. The DIP Credit Facility closed on March 23, 2009 with the drawing of the $165 million term loan. The initial proceeds were used to fund the termination of the U.S. accounts receivable facility, pay fees and expenses associated with the transaction and fund business operations. On April 29, 2009, the Bankruptcy Court entered a final order providing full access to the $400 million DIP Credit Facility.

On February 9, 2010, the Bankruptcy Court gave interim approval of the Amended and Restated Senior Secured Super-Priority Debtor-in-Possession Credit Agreement (the "Amended DIP Credit Facility") by and among the Debtors, Citibank N.A. and the other lenders party thereto (collectively the "Loan Syndicate"). The Amended DIP Credit Facility replaced the DIP Credit Facility. The Amended DIP Credit Facility provided for a first priority and priming secured revolving and term loan credit commitment of up to an aggregate of $450 million comprising a $300 million term loan and a $150 million revolving credit facility. The Amended DIP Credit Facility was scheduled to mature on the earliest of 364 days after the closing, the effective date of a plan of reorganization or the date of termination in whole of the Commitments (as defined in the credit agreement governing the Amended DIP Credit Facility). The proceeds of the term loan under the Amended DIP Credit Facility were used to, among other things, refinance the obligations outstanding under the previous DIP Credit Facility and provide working capital for general corporate purposes. The Amended DIP Credit Facility provided a reduction in our financing costs through reductions in interest spread and avoidance of the extension fees payable under the DIP Credit Facility in February and May 2010. The Amended DIP Credit Facility closed on February 12, 2010 with the drawing of the $300 million term loan. On February 9, 2010, the Bankruptcy Court entered an order approving full access to the Amended DIP Credit Facility, which order became final by its terms on February 18, 2010.

The Amended DIP Credit Facility resulted in a substantial modification for certain lenders within the Loan Syndicate given the reduction in their commitments as compared to the DIP Credit Facility. Accordingly, we recognized a $13 million charge for the year ended December 31, 2010 for the early extinguishment of debt resulting from the write-off of deferred financing costs and the incurrence of fees payable to lenders under the DIP Credit Facility. We also incurred $5 million of debt issuance costs related to the Amended DIP Credit Facility for the year ended December 31, 2010.

Certain fees were payable to the lenders upon the reduction or termination of the commitment and upon the substantial consummation of a plan of reorganization as described more fully in the DIP Credit Facility including an exit fee payable to the Lenders of 2% of "roll-up" commitments and 3% of all other commitments. These fees, which amounted to $11 million, were paid upon the funding of the term loan under the Amended DIP Credit Facility.

The Amended DIP Credit Facility was paid in full and terminated on the Effective Date.

Pre-Petition Debt Obligations

The Chapter 11 filing constituted an event of default under, or otherwise triggered repayment obligations with respect to, several of the debt instruments and agreements relating to direct and indirect financial obligations of the Debtors as of the Petition Date (collectively "Pre-petition Debt"). As a result, all obligations under the Pre-petition Debt became automatically and immediately due and payable. During the pendency of the Chapter 11 cases, efforts to enforce the payment obligations under the Pre-petition Debt were stayed. Further, interest accruals and payments for the unsecured Pre-petition Debt were ceased as of the Petition Date. As a result of the estimated claim recoveries reflected in the Plan filed during the second quarter of 2010, we determined that it was probable that obligations for interest on unsecured claims would ultimately be paid. As such, interest that had not previously been recorded since the Petition Date was recorded in the second quarter of 2010. The amount of post-petition interest recorded during the year ended December 31, 2010 was $137 million which represents the cumulative amount of interest for unsecured claims (including unsecured debt) accruing from the Petition Date through the Effective Date.

As of November 3, 2010, our Plan confirmation date, we recorded the allowed claims for our "make-whole" settlement on the $500 million of 6.875% Notes Due 2016 ("2016 Notes") and our "no-call" settlement on the $150 million 6.875% Debentures due 2026 ("2026 Debentures"). We recorded these claims in 2010 in the amount of $70 million within loss on early extinguishment of debt in our Consolidated Statements of Operations.

As of December 31, 2010, all claims relating to Pre-petition Debt have been settled and paid in accordance with the provisions of the Plan.

9) LEASES

At December 31, 2012, minimum rental commitments, primarily for buildings, land and equipment under non-cancelable operating leases, net of sublease income, amounted to $14 million (2013), $11 million (2014), $10 million (2015), $7 million (2016), $6 million (2017), $19 million (2018 and thereafter) and $67 million in the aggregate. Sublease income is not significant in future periods. Rental expenses under operating leases, net of sublease income were $27 million (2012), $25 million (2011) and $24 million (2010). Sublease income was less than $1 million in 2012, 2011 and 2010.

Future minimum lease payments under capital leases at December 31, 2012 were not significant.

Real estate taxes, insurance and maintenance expenses are generally our obligations and, accordingly, were not included as part of rental payments. It is expected that in the normal course of business, leases that expire will be renewed or replaced by similar leases.

10) INCOME TAXES

The components of earnings (loss) from continuing operations before income taxes and the income tax expense (benefit) are as follows:

(In millions)	**2012**	2011	2010
Pre-tax Earnings (Loss) from Continuing Operations:			
Domestic	**$ 52**	$ 10	$ (636)
Foreign	**110**	104	68
	$ 162	$ 114	$ (568)
Income Tax Expense (Benefit)			
Domestic			
Current	**$ —**	$ 1	$ (26)
Deferred	**—**	3	31
	—	4	5
Foreign			
Current	**25**	25	11
Deferred	**3**	(9)	3
	28	16	14
Total			
Current	**25**	26	(15)
Deferred	**3**	(6)	34
	$ 28	$ 20	$ 19

The expense (benefit) for income taxes from continuing operations differs from the Federal statutory rate for the following reasons:

(In millions)	**2012**	2011	2010
Income tax expense (benefit) at the U.S. statutory rate	**$ 56**	$ 40	$ (199)
Antitrust legal settlements	**—**	—	(2)
Foreign rate differential	**(4)**	(21)	—
State income taxes, net of federal benefit	**—**	—	1
Tax audit settlements	**—**	—	(13)
Valuation allowances	**(34)**	(18)	307
U.S. tax on foreign earnings	**28**	28	(135)
Nondeductible reorganizational expenses	**1**	3	23
Nondeductible expenses, other	**2**	1	1
Nondeductible stock compensation	**1**	1	14
Depletion	**(3)**	(2)	(5)
Post-petition interest expense	**—**	—	22
Goodwill	**—**	—	19
Income tax credits	**(18)**	(14)	(9)
Taxes attributable to prior periods	**(1)**	2	(4)
Other, net	**—**	—	(1)
Income tax expense	**$ 28**	$ 20	$ 19

Deferred taxes are recorded based on differences between the book and tax basis of assets and liabilities using currently enacted tax rates and regulations. The components of the deferred tax assets and liabilities are as follows:

(In millions)	2012	2011
Deferred tax assets:		
Pension and other post-retirement liabilities	$ 151	$ 177
Net operating loss carryforwards	389	422
Other accruals	27	44
Tax credit carryforwards	99	82
Accruals for environmental remediation	25	26
Inventories and other	26	29
Financial instruments	2	5
Total deferred tax assets	719	785
Valuation allowance	(591)	(695)
Net deferred tax assets after valuation allowance	128	90
Deferred tax liabilities:		
Unremitted foreign earnings of subsidiaries	(18)	(7)
Property, plant and equipment	(87)	(81)
Intangibles	(35)	(33)
Other	(12)	—
Total deferred tax liabilities	(152)	(121)
Net deferred tax liability after valuation allowance	$ (24)	$ (31)

Net current and non-current deferred taxes from each tax jurisdiction are included in the following accounts:

(In millions)	2012	2011
Net current deferred taxes		
Other current assets	$ 6	$ 6
Other current liabilities	(13)	(10)
Net non-current deferred taxes		
Other assets	25	20
Other liabilities	(42)	(47)

We had valuation allowances related to U.S. operations of $568 million, $652 million and $652 million at December 31, 2012, 2011 and 2010, respectively. We had valuation allowances related to foreign operations of $23 million, $43 million and $45 million at December 31, 2012, 2011 and 2010, respectively. A valuation allowance has been provided for deferred tax assets where it is more likely than not these assets will expire before we are able to realize their benefit. Of the $104 million reduction in the total valuation allowance during 2012, $114 million was recorded to the income tax benefit in our Consolidated Statements of Operations and $10 million was recorded to other comprehensive loss in our Consolidated Balance Sheet. During 2012, due to a re-characterization of certain foreign subsidiaries for U.S. income tax purposes, the value of certain deferred tax assets and associated valuation allowances were both decreased by $48 million. The amount of these decreases offset and therefore, no net change to income tax expense from continuing operations was recognized. Of the $2 million change in the total valuation allowance during 2011, $16 million was recorded to the income tax benefit in our Consolidated Statements of Operations and $14 million was recorded to other comprehensive loss in our Consolidated Balance Sheet. This valuation allowance will be maintained until it is more likely than not that remaining deferred assets will be realized. When this occurs, our income tax expense will be reduced by a decrease in our valuation allowance, which could have a significant impact on our future earnings.

The components of our gross net operating loss ("NOL") are as follows:

(In millions)	2012	2011
Federal NOL	$ 972	$ 1,057
State NOL	$ 1,165	$ 1,237
Foreign NOL	$ 109	$ 82

State and foreign NOL and credits expire 2013-2031, federal credits expire 2013-2032 and federal NOL expire 2024-2031. As a result of our emergence from Chapter 11 Bankruptcy in 2010, we will be subject to annual federal NOL limitations under Internal Revenue Code ("IRC") Section 382 in the future. Our federal NOL annual limitation will be in the range of $59 million to $77 million starting in 2012 and beyond. At December 31, 2012, we had federal and state tax credit carryforwards of $96 million and $3 million, respectively. At December 31, 2011, we had federal and state tax credit carryforwards of $79 million and $3 million, respectively.

We anticipate that we will repatriate the undistributed earnings of certain foreign subsidiaries. For the year ended December 31, 2012, we increased by $8 million the amount of the net deferred tax liability we provide for the U.S. tax consequences of these repatriations. In 2012, this increase has been offset by an equal reduction in the valuation allowance related to U.S. deferred tax assets, and, as such, had no net effect on tax expense recognized in our Consolidated Statements of Operations. We consider undistributed earnings of all other foreign subsidiaries to be indefinitely invested in their operations. At December 31, 2012, such undistributed earnings deemed to be indefinitely reinvested in foreign operations amounted to $779 million.

We also have not recognized a deferred tax liability for the difference between the book basis and tax basis of investments in the common stock of foreign subsidiaries. Such differences relate primarily to the unremitted earnings of both Witco's and Great Lakes' foreign subsidiaries prior to their mergers with us. The basis difference in subsidiaries of Witco, acquired on September 1, 1999, is approximately $218 million and the basis difference in subsidiaries of Great Lakes, acquired on July 1, 2005, is approximately $62 million. Estimating the tax liability that would arise if these earnings were repatriated is not practicable at this time.

During the year ended December 31, 2012, we recorded a decrease to our liability for unrecognized tax benefits of approximately $5 million. This decrease was primarily related to settlements of tax audits in various foreign jurisdictions. During the year ended December 31, 2011, we recorded an increase to our liability for unrecognized tax benefits of approximately $5 million. This increase was primarily related to a foreign tax matter dating back to the 1990s. In accordance with ASC 740, we recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The beginning and ending amount of unrecognized tax benefits reconciles as follows:

(In millions)	**2012**	2011	2010
Balance at January 1	**$ 46**	$ 41	$ 76
Gross increases for tax positions taken during current year	**—**	1	—
Gross increases for tax positions taken during a prior period	**3**	13	3
Gross decreases for tax positions taken during a prior period	**(1)**	(5)	(10)
Decreases from the expiration of the statute of limitations	**—**	(1)	—
Settlements / payments	**(10)**	(1)	(29)
Foreign currency impact	**3**	(2)	1
Balance at December 31	**$ 41**	$ 46	$ 41

We recognized $1 million of interest expense, $1 million of interest expense and $1 million of interest income related to unrecognized tax benefits within tax expense in our Consolidated Statements of Operations in 2012, 2011 and 2010, respectively. We also recognized, in our Consolidated Balance Sheets at December 31, 2012 and 2011, a total amount of $13 million and $12 million of interest, respectively, related to unrecognized tax benefits. We file income tax returns in the U.S., various U.S. states and certain foreign jurisdictions. We have completed our federal examination through December 31, 2009. The tax years 2010-2011 are currently under examination.

Foreign and United States jurisdictions have statutes of limitations generally ranging from 3 to 5 years. We have a number of state, local and foreign examinations currently in process. Major foreign exams in process include Canada, Germany and Italy.

We believe it is reasonably possible that our unrecognized tax benefits may decrease by approximately $3 million within the next year. This reduction may occur due to the statute of limitations expirations or conclusion of examinations by tax authorities. We further expect that the amount of unrecognized tax benefits will continue to change as a result of ongoing operations, the outcomes of audits, and the expiration of the statute of limitations. This change is not expected to have a significant impact on our results of operations or financial condition.

11) CAPITAL STOCK AND EARNINGS (LOSS) PER COMMON SHARE

Capital Stock

New Shares

Pursuant to the Plan, all shares, including shares held in treasury, of our common stock outstanding prior to the Effective Date were canceled. On November 8, 2010, the NYSE approved for listing 111 million shares of common shares in the capital of the reorganized company authorized pursuant to the Plan, ("the New Common Stock"), as, comprising: (i) approximately 95.5 million shares of New Common Stock to be issued under the Plan; (ii) approximately 4.5 million shares of New Common Stock reserved for future issuances under the Plan as disputed claims are settled; and (iii) 11 million shares of New Common Stock reserved for issuance under our equity compensation plans.

As of December 31, 2012, all reserved shares of New Common Stock were issued to either settle disputed claims or to holders of previously issued Chemtura stock ("Holders of Interests").

We are authorized to issue 500 million shares of $0.01 par value common stock. There were 100.4 million shares issued, of which 2.4 million were held in treasury at December 31, 2012 and there were 98.3 million shares issued, of which 2.0 million were held in treasury at December 31, 2011. We are authorized to issue 0.3 million shares of $0.01 par value preferred stock, none of which are outstanding.

Old Shares

We were authorized to issue 500 million shares of $0.01 par value common stock. There were 254.4 million shares issued at December 31, 2009, respectively, of which 11.5 million were held as treasury stock at December 31, 2009. We were authorized to issue 0.3 million shares of $0.10 par value preferred stock, none of which were outstanding.

The 254.4 million shares of common stock, the 11.5 million shares of treasury stock and the preferred stock right were all canceled upon the Effective Date.

Treasury Stock

On October 18, 2011, we announced that our Board of Directors (the "Board") had authorized us to repurchase up to $50 million of our common stock over the next twelve months. On July 31, 2012, our Board authorized an increase in our share repurchase program from $50 million to up to $100 million and extended the program through November 2013. The shares are expected to be repurchased from time to time through open market purchases. The program, which does not obligate us to repurchase any particular amount of common stock, may be modified or suspended at any time at the Board's discretion. The manner, price, number and timing of such repurchases, if any, will be subject to a variety of factors, including market conditions and the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). During the year ended December 31, 2012, we purchased 1.4 million shares for $20 million. As of December 31, 2012, we had purchased 3.4 million shares for $41 million.

Earnings (Loss) per Common Share

A portion of the 100 million (which excludes shares reserved for equity compensation plans) newly authorized common shares were immediately distributed, and the remainder was reserved for distribution to holders of certain disputed claims that, although unresolved as of the Effective Date, later become allowed. To the extent that any of the reserved shares remain undistributed upon resolution of the disputed claims, such shares will not be returned to us but rather were distributed pro rata to claimants with allowed claims or to holders of our previously outstanding common stock to increase their recovery under the Plan. Therefore, pursuant to the Plan, all 100 million shares ultimately were distributed. Accordingly, all conditions of distribution had been met for these reserved shares as of the Effective Date, and such shares are considered issued and are included in our calculation of weighted average shares outstanding.

The computation of basic earnings (loss) per common share is based on the weighted average number of common shares outstanding. The computation of diluted earnings (loss) per common share is based on the weighted average number of common and common share equivalents outstanding. For the year ended December 31, 2010, the computation of diluted earnings (loss) per share equals the basic earnings (loss) per common share calculation since common stock equivalents were antidilutive due to losses from continuing operations.

The following is a reconciliation of the shares used in the computation of earnings (loss) per share:

(In millions)	Year ended 2012	2011	2010
Weighted average shares outstanding - Basic	**98.2**	100.1	223.0
Dilutive effect of common share equivalents	**0.6**	0.2	—
Weighted average shares outstanding - Diluted	**98.8**	100.3	223.0

The weighted average shares outstanding for 2010 were based upon 243 million of old shares outstanding for approximately 10 months and approximately 100 million of new shares outstanding for approximately 2 months. Although EPS information for the year ended December 31, 2010, is presented, it is not comparable to the information presented for the years ended December 31, 2012 and 2011, due to the changes in our capital structure on the Effective Date.

12) ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss ("AOCL"), net of tax at December 31, 2012 and 2011 is as follows:

(In millions)	**2012**	2011
Foreign currency translation adjustment	**$ 47**	$ 53
Unrecognized pension and other post retirement benefit costs	**(475)**	(399)
Accumulated other comprehensive loss	**$ (428)**	$ (346)

13) STOCK INCENTIVE PLANS

We utilize various employee stock-based compensation plans. Awards under these plans are granted to eligible officers, management employees and non-employee directors. Awards may be made in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and/or restricted stock units ("RSUs"). Under the plans, we issue additional shares of common stock upon the exercise of stock options or the vesting of RSUs.

Description of the Plans

In 2010, we adopted the Chemtura Corporation 2010 Long-Term Incentive Plan (the "2010 LTIP") which was approved by the Bankruptcy Court and became effective upon our emergence from Chapter 11. All stock-based compensation plans existing prior to the Effective Date were terminated and any unvested or unexercised shares associated with these plans were cancelled. We recognized all previously unrecognized compensation expense of $1 million to reorganization items, net in 2010 upon the cancellation of the existing plans. The 2010 LTIP provides for grants of nonqualified stock options ("NQO's"), incentive stock options ("ISO's"), stock appreciation rights, dividend equivalent rights, stock units, bonus stock, performance awards, share awards, restricted stock, time-based RSU's and performance-based RSUs. The 2010 LTIP provides for the issuance of a maximum of 11 million shares. NQOs and ISOs may be granted under the 2010 LTIP at prices equal to the fair market value of the underlying common shares on the date of the grant. All outstanding stock options will expire not more than ten years from the date of the grant. As of December 31, 2012, grants authorized under the 2010 LTIP included the 2009 Emergence Incentive Plan (the "2009 EIP"), the 2010 Emergence Incentive Plan (the "2010 EIP"), the 2010 Emergence Award Plan (the "2010 EAP"), the 2011 long-term incentive awards (the "2011 Awards") and the 2012 long-term incentive awards (the "2012 Awards), as well as other grants made to the Board of Directors under the Director Compensation Program. All grants of NQOs have an exercise price equal to the fair market value of the underlying common stock at the date of grant.

During the year ended December 31, 2012 and 2011, we had 5.3 million and 6.3 million shares available for grant respectively.

Total stock-based compensation expense, including amounts for RSUs and stock options, was $24 million, $26 million and $10 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In 2012, stock-based compensation expense of $20 million, $3 million and $1 million was reported in SG&A, COGS and loss from discontinued operations, net of tax, respectively. In 2011, stock-based compensation expense of $21 million, $4 million and $1 million was reported in SG&A, COGS and earnings from discontinued operations, net of tax, respectively. In 2010, stock-based compensation expense of $8 million, $1 million, and $1 million was reported in SG&A, COGS and reorganization items, net.

In 2012 and 2011, approximately 30% of the stock-based compensation expense was allocated to our operating segments. In 2010, 25% of the stock-based compensation expense was allocated to our operating segments. All other stock-based compensation expense has been allocated to Corporate.

Stock Options

In March 2012, the compensation committee of our Board (the "Compensation Committee") approved the grant of 0.8 million NQOs under the 2012 Awards. These options vest ratably over a three-year period.

In March 2011, under the 2010 EIP, we granted 0.8 million NQOs. One third vested immediately, one third vested on March 31, 2012 and one third vests on March 31, 2013.

In March 2011, the Compensation Committee approved the grant of 1.4 million NQOs under the 2011 Awards. These options will vest ratably over a three-year period.

In November 2010, we granted 0.8 million NQOs under the 2009 EIP. One third of the options vested immediately upon emergence from Chapter 11, one third vested on March 31, 2011 and one third vested on March 31, 2012.

We use the Black-Scholes option-pricing model to determine the fair value of NQOs. We have elected to recognize compensation cost for NQOs equally over the requisite service period for each separately vesting tranche, as if multiple awards were granted. Using this method, the weighted average fair value of stock options granted during the years ended December 31, 2012, December 31, 2011 and December 31, 2010 was $8.15, $8.39 and $7.73, respectively. The Black-Scholes option-pricing model requires the use of various assumptions.

The following table presents the weighted average assumptions used:

	Year Ended December 31,		
	2012	2011	2010
Dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**56.7%**	53.8%	56.0%
Risk-free interest rate	**1.2%**	2.5%	1.3%
Expected life (in years)	**6**	6	5

The weighted average expected life of six years for the 2012 and 2011 grants and five years for the 2010 grants reflects the simplified method, which defines the expected life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. We continue to use the simplified method because there is insufficient data to develop a justifiable expected term. Expected volatility for the 2012 and 2011 awards of NQOs is based primarily on a combination of the historical volatility prior to our entering into Chapter 11 and historical volatility since emergence from Chapter 11. Expected volatility for the 2010 option grants is based primarily on the historical volatility over the five year period prior to our entering into Chapter 11.

A summary of our stock option activities for 2012, 2011 and 2010 is summarized as follows:

	Price Per Share		Shares	Weighted Average Remaining Contractual	Aggregate Intrinsic Value	
	Range	Average	*(in millions)*	Life		*(in millions)*
Outstanding at 1/1/10	1.50-15.89	$ 9.52	6.4			
Cancelled	1.50-15.89	9.52	(6.4)			
Granted	15.50	15.50	0.8			
Outstanding at 12/31/10	15.50	15.50	0.8	9.8	$	—
Granted	16.03	16.03	2.2			
Lapsed	15.50-16.03	15.91	(0.2)			
Outstanding at 12/31/11	15.50-16.03	15.90	2.8	9.1		—
Granted	14.27-21.15	15.39	0.8			
Exercised	15.50-16.03	15.77	(0.3)			
Lapsed	15.38-16.03	15.76	(0.2)			
Outstanding at 12/31/12	**15.38-21.15**	**$ 15.79**	**3.1**	**8.3**	**$**	**17**
Exercisable at 12/31/10	15.50	$ 15.50	0.3			
Exercisable at 12/31/11	15.50-16.03	$ 15.68	0.7			
Exercisable at 12/31/12	**15.50-16.03**	**$ 15.81**	**1.3**	**7.9**	**$**	**7**

Total remaining unrecognized compensation cost associated with unvested stock options at December 31, 2012 was $5 million, which will be recognized over the weighted average period of approximately 2 years.

Restricted Stock Awards

In March 2012, the Compensation Committee approved the grant of 0.6 million time-based RSUs under the 2012 Awards. These RSUs vest ratably over a three-year period.

In March 2012, the Compensation Committee approved the grant of 0.3 million performance shares under the 2012 Awards. The share grant is subject to a performance multiplier of up to 2 times the targeted award. The performance measurement period is the three calendar year period ending December 31, 2014, the performance share metric used will be our relative total shareholder return against the companies comprising the Russell 3000 Index, and the performance shares will be settled on March 1, 2015. We used the Monte-Carlo simulation model to determine the fair value of the performance shares. Using this method, the average per share fair value of these awards was $25.38.

In March 2011, under the 2010 EIP, we granted 0.4 million time-based RSUs with a fair market value of the quoted closing price of our stock on that date. One third vested immediately, one third vested on March 31, 2012 and one third vests on March 31, 2013.

In March 2011, the Compensation Committee approved the grant of 0.4 million time-based RSUs under the 2011 Awards. These RSUs vest ratably over a three-year period.

In March 2011, we established the initial allocations under the 2010 EAP, which was previously approved by the Bankruptcy Court and provided designated participants with the opportunity to share in a pool of up to 1 million fully vested shares of common stock. The portion of the 2010 EAP pool to be distributed was determined by Chemtura's consolidated EBITDA during the 2011 fiscal year. In March 2012, the compensation committee approved the allocation of specified percentage interests in the 2010 EAP pool among designated participants, including our named executive officers. Under the formula approved by the Bankruptcy Court, our 2011 consolidated EBITDA resulted in a payout of 57% of the total 2010 EAP pool of 1 million, or 0.6 million, which were distributed to the participants in March 2012.

In February 2011, the Compensation Committee approved the grant of 0.1 million time-based RSU's to non-employee directors with a fair market value of the quoted closing price of our stock on that date. These RSU's will vest ratably over a two-year period.

In November 2010, we granted under the EIP Settlement Plan 0.4 million time-based RSU's relating to the 2009 EIP with a fair market value of the quoted closing price of our stock on that date. One third vested immediately, one third vested on March 31, 2011 and one third vested on March 31, 2012.

RSUs award activity for 2012, 2011 and 2010 is as follows:

	Shares (in millions)	Weighted Average Grant Date Fair Value	Aggregate Fair Value (in millions)
Unvested RSU awards, January 1, 2010	1.2	$ 9.51	
Canceled	(1.2)	9.51	
Granted	0.4	15.50	
Vested	(0.1)	15.50	2
Unvested RSU awards, December 31, 2010	0.3	15.50	5
Cancelled	(0.1)	15.97	
Granted	1.0	16.00	
Vested	(0.3)	15.74	5
Unvested RSU awards, December 31, 2011	0.9	15.91	10
Cancelled	(0.1)	18.04	
Granted	1.5	17.72	
Vested	(1.0)	15.93	17
Unvested RSU awards, December 31, 2012	**1.3**	**$ 17.85**	**$ 27**

Total remaining unrecognized compensation expense associated with unvested RSUs at December 31, 2012 was $11 million, which will be recognized over the weighted average period of approximately 2 years.

Employee Stock Purchase Plan

In May 2012, our shareholders approved the Chemtura Corporation 2012 Employee Stock Purchase Plan (the "ESPP"). This plan permits eligible employees to annually elect to have up to 10% of their compensation withheld and applied to the purchase of shares of Chemtura's common stock. Purchases are made at the end of quarterly offering periods and are based on the lower of the fair market value of the shares on the first and last trading days during the offering period. The first offering period was for the calendar quarter ending September 30, 2012. A total of 1 million shares are authorized to be issued under the ESPP, including up to 0.1 million shares per offering period and 0.3 million shares per plan year. As of December 31, 2012, approximately 0.9 million shares are available for future issuance under this plan.

Tax Benefits of Stock-Based Compensation Plans

ASC 718 *Stock Compensation* requires the benefits of tax deductions in excess of grant-date fair value be presented in the cash flows from financing section of our Consolidated Statements of Cash Flows. We did not obtain any cash tax benefit associated with shares exercised during the year ended December 31, 2012 as we utilized net operating losses and 2011, as we generated tax net operating losses. Cash proceeds received from option exercises during 2012 and 2011 was $5 million and $1 million, respectively.

14) PENSION AND OTHER POST-RETIREMENT PLANS

We have several defined benefit and defined contribution pension plans covering substantially all of our domestic employees and certain international employees. Benefits under the defined benefit plans are primarily based on the employees' years of service and compensation during employment. Effective January 1, 2006, we eliminated future earnings benefits to participants of our domestic defined benefit plans for non-bargained employees. All active non-bargained employees would subsequently earn benefits under defined contribution plans for all service incurred on or after January 1, 2006. Our funding policy for the defined benefit plans is based on contributions at the minimum annual amounts required by law plus such amounts as we may deem appropriate. Contributions for the defined contribution plans are determined as a percentage of the covered employee's salary. Plan assets consist of publicly traded securities and mutual funds and investments in commingled funds administered by independent investment advisors.

International employees are covered by various pension benefit arrangements, some of which are considered to be defined benefit plans for financial reporting purposes. Assets of these plans are comprised primarily of equity investments and fixed-income investments. Benefits under these plans are primarily based upon levels of compensation. Funding policies are based on legal requirements, tax considerations and local practices.

We also provide health and life insurance benefits for substantially all of our active domestic employees and certain retired and international employees. These plans are generally not prefunded and are paid by us as incurred.

On November 18, 2009, the Bankruptcy Court entered an order (the "2009 OPEB Order") approving, in part, our motion (the "2009 OPEB Motion") requesting authorization to modify certain post-retirement welfare benefits (the "OPEB Benefits") under our post-retirement welfare benefit plans (the "OPEB Plans"), including the OPEB Benefits of certain Uniroyal salaried retirees (the "Uniroyal Salaried Retirees"). On April 5, 2010, the Bankruptcy Court entered an order denying the Uniroyal Salaried Retirees' motion to reconsider the 2009 OPEB Order based, among other things, on the Uniroyal Salaried Retirees' failure to file a timely objection to the 2009 OPEB Motion. On April 8, 2010, the Uniroyal Salaried Retirees appealed the Bankruptcy Court's April 5, 2010 order and on April 14, 2010, sought a stay pending their appeal (the "Stay") of the 2009 OPEB Order as to our right to modify the OPEB Benefits. On April 21, 2010, the Bankruptcy Court ordered us not to modify the Uniroyal Salaried Retirees' OPEB Benefits, pending a hearing and decision as to the Stay. After consulting with the official committees of unsecured creditors and equity security holders, we requested that the Bankruptcy Court have a hearing to decide, as a matter of law, whether we have the right to modify the OPEB Benefits of the Uniroyal Salaried Retirees as requested in the 2009 OPEB Motion. In November 2011, we reached an agreement in principle with a steering committee of the Uniroyal Salaried Retirees resolving all disputes concerning the 2009 OPEB Motion. On February 21, 2012, we filed a motion with the Bankruptcy Court seeking approval of a settlement stipulation with the steering committee of the Uniroyal Salaried Retirees based upon the prior agreement in principle and authorizing us to implement changes to the OPEB Benefits of all Uniroyal Salaried Retirees based upon the settlement stipulation and as a partial grant of the relief requested in the 2009 OPEB Motion. The Bankruptcy Court approved the motion at a hearing held on March 29, 2012. The changes were communicated to the participants in May 2012. The impact of the change was an $8 million increase to the projected benefit obligation, which we recorded in the second quarter of 2012 as an increase to the pension and post-retirement healthcare liabilities, with an offset reflected within AOCL on our Consolidated Balance Sheet at December 31, 2012.

As previously disclosed, on December 22, 2010, the UK Pensions Regulator issued a "warning notice" to us, stating their intent to request authority to issue a "financial support direction" against us for the support of the benefit obligations under one of our UK pension plans. On May 9, 2011, one of our UK subsidiaries entered into definitive agreements with the trustees of the Great Lakes U.K. Limited Pension Plan ("the UK Pension Plan") over the terms of a "recovery plan" which provided for a series of additional cash contributions to be made to reduce the underfunding over time. The agreements provided, among other things, for our UK subsidiary to make cash contributions of £60 million (approximately $95 million) in just over a three year period, with the initial contribution of £30 million ($49 million) made in the second quarter of 2011 and the second contribution of £15 million ($24 million) made in the second quarter of 2012. The next contribution of £8 million ($12 million) is expected to be made in the second quarter of 2013. The agreements also provided for the granting of both a security interest and a guarantee to support certain of the liabilities under the UK Pension Plan.

There is also an evaluation being undertaken as to whether additional benefit obligations exist in connection with the equalization of certain benefits under the UK Pension Plan that occurred in the early 1990s. Based on the results of the evaluation to date, $8 million of expense was recorded in the fourth quarter of 2011, which may be subject to adjustment as further information is gathered as part of the evaluation. Upon completion of the evaluation and the finalization of the liability with respect to additional benefit obligations, additional cash contributions to the UK Pension Plan may be required starting in 2013. There were no changes to the evaluation during 2012.

Benefit Obligations

(In millions)	Defined Benefit Pension Plans Qualified Domestic Plans 2012	2011	International and Non-Qualified Plans 2012	2011	Post-Retirement Health Care Plans 2012	2011
Change in projected benefit obligation:						
Projected benefit obligation at beginning of year	$ **971**	$ 934	$ **420**	$ 425	$ **116**	$ 104
Service cost	**1**	1	**3**	3	**1**	1
Interest cost	**43**	46	**21**	22	**5**	5
Plan participants' contributions	**—**	—	**—**	—	**—**	—
Actuarial (gains) losses	**86**	50	**58**	(12)	**5**	18
Benefits paid	**(61)**	(60)	**(19)**	(19)	**(12)**	(11)
Plan amendments	**—**	—	**—**	—	**8**	—
Settlements	**—**	—	**(1)**	—	**—**	—
Foreign currency exchange rate	**—**	—	**17**	(4)	**1**	(1)
Other	**—**	—	**—**	5	**—**	—
Projected benefit obligation at end of year	$ **1,040**	$ 971	$ **499**	$ 420	$ **124**	$ 116
Accumulated benefit obligation at end of year	$ **1,039**	$ 970	$ **490**	$ 410		
Weighted-average year-end assumptions used to determine benefit obligations:						
Discount rate	**3.80%**	4.60%	**4.03%**	4.85%	**3.56%**	4.26%
Rate of compensation increase	**3.00%**	4.00%	**2.77%**	3.22%	N/A	N/A
Health care cost trend rate					**6.47%**	6.86%

A 6.47% weighted-average rate of increase in the health care cost trend rate was assumed for the accumulated post-retirement benefit obligation as of December 31, 2012. The rate was assumed to decrease gradually to a weighted average rate of 5.0% over approximately the next 6 to 9 years. Assumed health care cost trend rates have a significant effect on the post-retirement benefit obligation reported for the health care plans. A one percentage point increase in assumed health care cost trend rates would increase the accumulated post-retirement benefit obligation by $6 million for health care benefits as of December 31, 2012. A one percentage point decrease in assumed health care cost trend rates would decrease the accumulated post-retirement benefit obligation by $5 million for health care benefits as of December 31, 2012.

Plan Assets

(In millions)	Defined Benefit Pension Plans Qualified Domestic Plans 2012	2011	International and Non-Qualified Plans 2012	2011	Post-Retirement Health Care Plans 2012	2011
Change in plan assets:						
Fair value of plan assets at beginning of year	$ **737**	$ 700	$ **306**	$ 249	$ **—**	$ —
Actual return on plan assets	**98**	77	**29**	11	**—**	—
Employer contributions	**40**	20	**39**	63	**12**	11
Plan participants' contributions	**—**	—	**—**	1	**—**	—
Benefits paid	**(61)**	(60)	**(19)**	(19)	**(12)**	(11)
Business divestitures	**—**	—	**—**	—	**—**	—
Foreign currency exchange rate changes	**—**	—	**15**	(4)	**—**	—
Other	**—**	—	**—**	5	**—**	—
Fair value of plan assets at end of year	$ **814**	$ 737	$ **370**	$ 306	$ **—**	$ —

Our pension plan assets are managed by outside investment managers. For U.S. qualified pension plans, the Employee Investment Committee (EIC) appointed SEI Investments Management Corporation as an investment manager effective February 1, 2012. The assets of the plans were transitioned from previous investment managers to SEI at the end of March 2012. SEI has assisted the EIC in developing a suitable asset allocation, selecting appropriate investment managers, monitoring and evaluating the performance of such managers. Assets are monitored regularly to ensure they are within the range of parameters as set forth by the EIC. Our investment strategy with respect to pension assets is to achieve the expected rate of return within an acceptable or appropriate level of risk. Our investment strategy is designed to promote diversification, to moderate volatility and to attempt to balance the expected return with risk levels. The target allocations for qualified domestic plans are 34% equity securities, 48% fixed income securities and 18% to all other types of investments. The weighted average target allocations for international pension plans are 59% equity securities, 38% fixed income securities and 3% to all other types of investments.

The fair values of our defined benefit pension plan assets at December 31, 2012 and 2011, by asset category are as follows:

	Fair Value Measurements at December 31, 2012							
	Defined Benefit Pension Plans							
	Qualified Domestic Plans				International and Non-Qualified Plans			
(In millions)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:								
Pooled equity (a)	$ 288	$ 288	$ —	$ —	$ 168	$ 25	$ 143	$ —
Fixed income securities:								
U.S. government bonds (b)	74	—	74	—	—	—	—	—
International government bonds (b)	—	—	—	—	62	—	62	—
U.S. corporate bonds (c)	—	—	—	—	1	—	1	—
Pooled fixed income funds (d)	331	331	—	—	131	—	131	—
Alternative collective funds (e)	120	—	—	120	—	—	—	—
Private equity & other instruments (f)	1	1	—	—	7	—	—	7
Cash & cash equivalents	—	—	—	—	1	1	—	—
	$ 814	$ 620	$ 74	$ 120	$ 370	$ 26	$ 337	$ 7

	Fair Value Measurements at December 31, 2011							
	Defined Benefit Pension Plans							
	Qualified Domestic Plans				International and Non-Qualified Plans			
(in millions)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:								
U.S.equities (h)	$ 47	$ 47	$ —	$ —	$ —	$ —	$ —	$ —
International equities (h)	56	56	—	—	—	—	—	—
Pooled equity (a)	242	242	—	—	143	20	123	—
Preferred stock	1	—	1	—	—	—	—	—
Fixed income securities:								
U.S. government bonds (b)	172	—	172	—	—	—	—	—
International government bonds (b)	—	—	—	—	58	—	58	—
U.S. corporate bonds (c)	180	—	180	—	1	—	1	—
International corporate bonds (c)	27	—	27	—	—	—	—	—
Pooled fixed income funds (e)	—	—	—	—	97	—	97	—
Private equity & other instruments (f)	—	—	—	—	6	—	—	6
Money market funds (g)	11	11	—	—	—	—	—	—
Cash & cash equivalents	1	1	—	—	1	1	—	—
	$ 737	$ 357	$ 380	$ —	$ 306	$ 21	$ 279	$ 6

(a) Pooled equity funds include mutual and collective funds that invest primarily in marketable equity securities of various sized companies in a diverse set of industries in various regions of the world. Shares of publicly traded mutual funds are valued at the closing price reported on the U.S. and international exchanges where the underlying securities are actively traded. Units of collective funds are valued at the per unit value determined by the fund manager, which is based on market price of the underlying securities.

(b) U.S. and international government bonds include U.S. treasury, municipal and agency obligations and international government debt. Such instruments are valued at quoted market prices for those instruments or on institutional bid valuations. The increase in the value of the U.S. bonds is due mainly to improved performance in 2012. The increase in the value of the international bonds is primarily due to the $49 million contribution we made to one of our UK pension plans.

(c) U.S. and international corporate bonds are from a diverse set of industries and regions. Such instruments are valued using similar securities in active markets and observable data or broker or dealer quotations.

(d) Pooled fixed income funds are fixed income funds that invest primarily in corporate and government bonds. Such instruments are valued using similar securities in active markets and observable data or broker or dealer quotations.

(e) Alternative collective funds include funds that invest mainly in asset backed securities, real estate funds, hedge funds and other alternative investments. The underlying funds are valued based on the net asset values of the investments as determined by the respective individual fund administrators on a daily, weekly or monthly basis depending on the fund. Such valuations are reviewed by the portfolio managers who determine the value of collective funds based on these inputs. Certain of these funds have lock up periods and all of them have notification periods. Due to the process used to value these funds and the restricted trading, we have categorized these funds as level 3.

(f) Private equity and other instruments include instruments for which there are significant unobservable inputs.

(g) Money market funds primarily include high-grade money market instruments with short maturities (less than 90 days).

(h) U.S. and international equities in 2011 were comprised of shares of common stock in various sized U.S. and international companies from a diverse set of industries. Common stock is valued at the closing price reported on the U.S. and international exchanges where the security is actively traded. These investments were transferred into pooled equity and fixed income funds in 2012 due to the change in asset management.

	Alternative Collective Funds	Private Equity and Other Instruments	Total Level 3 Investments
Balance at December 31, 2011	$ —	$ 6	$ 6
Transfers into Level 3	113	—	113
Unrealized gains	7	—	7
Purchases	—	1	1
Balance at December 31, 2012	$ 120	$ 7	$ 127

Funded Status

The funded status at the end of the year, and the related amounts recognized on the statement of financial condition, are as follows:

	Defined Benefit Pension Plans					
	Qualified Domestic Plans		International and Non-Qualified Plans		Post-Retirement Health Care Plans	
(In millions)	**2012**	2011	**2012**	2011	**2012**	2011
Funded status, end of year:						
Fair value of plan assets	**$ 814**	$ 737	**$ 370**	$ 306	**$ —**	$ —
Benefit obligations	**1,040**	971	**499**	420	**124**	116
Net amount recognized	**$ (226)**	$ (234)	**$ (129)**	$ (114)	**$ (124)**	$ (116)
Amounts recognized in the Consolidated Balance Sheets at the end of year consist of:						
Noncurrent assets	**$ —**	—	**13**	12	**—**	—
Current liability	**—**	—	**(8)**	(6)	**(11)**	(10)
Noncurrent liability	**(146)**	(163)	**(134)**	(120)	**(113)**	(106)
Liabilities of discontinued operations	**(80)**	(71)	**—**	—	**—**	—
Net amount recognized	**$ (226)**	$ (234)	**$ (129)**	$ (114)	**$ (124)**	$ (116)
Amounts recognized in accumulated other comprehensive loss consist of:						
Net actuarial loss/(gain)	**$ 427**	$ 399	**$ 121**	$ 73	**$ 54**	$ 51
Prior service cost/(credit)	**1**	1	**1**	1	**(45)**	(58)
	$ 428	$ 400	**$ 122**	$ 74	**$ 9**	$ (7)

The liabilities of discontinued operations above represent the estimated net pension liabilities that will be transferred to Addivant upon closing of the sale of our Antioxidants business. The actuarial valuation of those net pension liabilities will be updated prior to the closing of the transaction and could result in an increase or decrease in the net liability transferred. See Note 2 - Acquisitions and Divestitures for additional information related to this transaction.

The estimated amounts that will be amortized from AOCL into net periodic benefit cost (credit) in 2013 are as follows:

(In millions)	Qualified Domestic Plans	International and Non-Qualified Plans	Post-Retirement Health Care Plans
Actuarial loss	$ 18	$ 5	$ 3
Prior service credit	—	—	(5)
Total amortization cost (credit)	$ 18	$ 5	$ (2)

As of December 31, 2012 and 2011, the current liabilities positions are included in accrued expenses in our Consolidated Balance Sheets and the non-current liabilities positions are shown as pension and post-retirement health care liabilities.

Our funding assumptions for our domestic pension plans assume no significant change with regards to demographics, legislation, plan provisions, or actuarial assumptions or methods to determine the estimated funding requirements. We contributed approximately $91 million and $94 million to our pension and post retirement plans in 2012 and 2011, respectively. The 2012 contribution includes $24 million for one of our UK pension plans as required by the "recovery plan" agreed to with the trustees of that plan. The 2011 contribution included $49 million for one of our UK pension plans as required by the "recovery plan" agreed to with the trustees of that plan. There were no discretionary contributions to our domestic qualified plan in 2012 and 2011 or to our international plans during 2012 and 2011.

The projected benefit obligation and fair value of plan assets for pension and post-retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2012 and 2011 were as follows:

(In millions)	2012	2011
Projected benefit obligation in excess of plan assets at end of year:		
Projected benefit obligation	$ 1,378	$ 1,305
Fair value of plan assets	887	829

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension and post-retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2012 and 2011 were as follows:

(In millions)	2012	2011
Accumulated benefit obligation in excess of plan assets at end of year:		
Projected benefit obligation	$ 1,225	$ 1,133
Accumulated benefit obligation	1,223	1,130
Fair value of plan assets	859	778

Expected Cash Flows

Information about the expected cash flows for the domestic qualified defined benefit plans, international and non-qualified defined benefit plans and post-retirement health care plans are as follows:

(in millions)	Defined Benefit Pension Plans: Qualified Domestic Plans (b)	Defined Benefit Pension Plans: International and Non-Qualified Plans	Post-Retirement Health Care Plans
Expected Employer Contributions:			
2013	$ 39	$ 28	$ 11
Expected Benefit Payments (a):			
2013	53	22	11
2014	51	24	10
2015	51	22	10
2016	51	23	9
2017	52	25	9
2018-2022	258	129	39

(a) The expected benefit payments are based on the same assumptions used to measure our benefit obligation at the end of the year and include benefits attributable to estimated future employee service.

(b) The expected employer contributions and benefit payments related to the qualified domestic plans exclude estimated amounts related to the net pension liability of discontinued operations described above. The actuarial valuation of those net pension liabilities will be updated prior to the closing of the transaction and could result in an increase or decrease in the net liability transferred.

Net Periodic Cost

	Defined Benefit Pension Plans								
	Qualified Domestic Plans (a)			International and Non-Qualified Plans			Post-Retirement Health Care Plans		
(In millions)	**2012**	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Components of net periodic benefit cost (credit):									
Service cost	**$ 1**	$ 1	$ 1	**$ 3**	$ 3	$ 3	**$ 1**	$ 1	$ —
Interest cost	**43**	46	48	**21**	22	22	**5**	5	7
Expected return on plan assets	**(54)**	(56)	(55)	**(22)**	(18)	(18)	**—**	—	—
Amortization of prior service cost	**—**	—	—	**—**	—	—	**(6)**	(6)	(5)
Recognized actuarial losses	**14**	12	7	**2**	2	1	**3**	2	3
Net periodic benefit cost (credit)	**$ 4**	$ 3	$ 1	**$ 4**	$ 9	$ 8	**$ 3**	$ 2	$ 5

(a) The net periodic benefit cost for the years ended December 31, 2012, 2011 and 2010 include pension expense related to the (loss) earnings from discontinued operations of $2 million, $1 million and $1 million, respectively.

	2012	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Weighted-average assumptions used to determine net cost:									
Discount rate	**4.60%**	5.10%	5.70%	**4.64%**	5.14%	5.66%	**4.15%**	5.14%	5.49%
Expected return on plan assets	**7.50%**	7.75%	8.00%	**6.71%**	6.80%	7.60%			
Rate of compensation increase	**4.00%**	4.00%	4.00%	**3.22%**	3.34%	2.96%			

The expected return on pension plan assets is based on our investment strategy, historical experience, and our expectations for long term rates of return. We determine the long-term rate of return assumptions for the domestic and international pension plans based on its investment allocation between various asset classes. The expected rate of return on plan assets is derived by applying the expected returns on various asset classes to our target asset allocation. The expected returns are based on the expected performance of the various asset classes and are further supported by historical investment returns. We utilized a weighted average expected long-term rate of 7.50% on all domestic assets and a weighted average rate of 6.71% for the international plan assets for the year ended December 31, 2012.

Assumed health care cost trend rates have a significant effect on the service and interest cost components reported for the health care plans. A one percentage point increase in assumed health care cost trend rates increases the service and interest cost components of net periodic post-retirement health care benefit cost by less than $1 million for 2012. A one percentage point decrease in assumed health care cost trend rates decreases the service and interest cost components of net periodic post-retirement health care benefit cost by less than $1 million for 2012.

Our cost of the defined contribution plans was $13 million for 2012, $13 million for 2011 and $12 million for 2010.

15) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Our activities expose our earnings, cash flows and financial condition to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and energy prices. We maintain a risk management strategy that may utilize derivative instruments to mitigate risk against foreign currency movements and to manage energy price volatility. We do not enter into derivative instruments for trading or speculative purposes.

We have exposure to changes in foreign currency exchange rates resulting from transactions entered into by us and our foreign subsidiaries in currencies other than their functional currency (primarily trade payables and receivables). We are also exposed to currency risk on intercompany transactions (including intercompany loans). We manage these currency risks on a consolidated basis, which allows us to net our exposure.

On November 28, 2011, we sold our 50% interest in Tetrabrom Technologies Ltd. for net consideration of $38 million. The consideration will be paid in equal annual installments over a three year period. A pre-tax gain of $27 million was recorded on the sale in the fourth quarter of 2011. In February 2012, we purchased two forward contracts with a notional amount totaling $38 million to reduce the risk of currency exposure related to the three annual installments of this receivable. These contracts came due on the same day we received the first annual installment. We used fair value accounting methods for these contracts. We recorded a realized loss associated with the settlement of these contracts of less than $1 million in the year ended December 31, 2012 in other expense, net in our Consolidated Statement of Operations.

In April 2012, we purchased two additional forward contracts with a notional amount totaling $25 million to reduce the risk of currency exposure related to the remaining two annual installments of the receivable. We use fair value accounting methods for these contracts and have recorded a gain of less than $1 million reflecting the changes in the fair market value of these contracts in other expense, net in our Consolidated Statement of Operations for the year ended December 31, 2012. The resulting net liability of the changes in fair market value of these contracts of less than $1 million has been accounted for in other current assets and other assets in our Consolidated Balance Sheet.

In June 2012, we purchased and settled a forward contract with a notional amount totaling $8 million to reduce the risk of currency exposure related to the payment of an intercompany payable denominated in Mexican Pesos. We used fair value accounting methods for these contracts and have recorded a gain of less than $1 million reflecting the changes in the fair market value of these contracts in other expense, net in our Consolidated Statement of Operations for the year ended December 31, 2012.

The net effect of the realized and unrealized gains and losses recognized in other income(expense), net on foreign exchange transactions including these forward contracts resulted in a pre-tax loss of $5 million, $2 million and $11 million in 2012, 2011 and 2010, respectively.

16) FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities, excluding liabilities subject to compromise, approximate their fair value because of the short-term maturities of these instruments. The fair value of debt is based primarily on quoted market values.

The following table presents the carrying amounts and estimated fair values of material financial instruments used by us in the normal course of our business:

	2012		2011	
(In millions)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Total debt	**$ 876**	**$ 920**	$ 753	$ 777

Fair Value Measurements

We apply provisions of ASC 820 with respect to our financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis. ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

- Level 1 – Quoted prices in active markets for identical assets and liabilities.
- Level 2 – Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market date.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Level 1 fair value measurements in 2012 and 2011 included securities purchased in connection with the deferral of compensation, our match and investment earnings related to the supplemental savings plan. These securities are considered our general assets until distributed to the participant and are included in other assets in our Consolidated Balance Sheets. A corresponding liability is included in other liabilities at December 31, 2012 and 2011 in our Consolidated Balance Sheets. Quoted market prices were used to determine fair values of these Level 1 investments which are held in a trust with a third-party brokerage firm. The fair value of the asset and corresponding liability was $2 million and $1 million at December 31, 2012 and 2011, respectively.

Level 2 fair value measurements are used to value our foreign currency forward contracts (see Note 15 - Derivative Instruments and Hedging Activities). For the year ended December 31, 2012, there were no transfers into or out of Level 1 and Level 2.

Level 3 fair value measurements are utilized in our impairment reviews of Goodwill (see Note 7 – Goodwill and Intangible Assets).

Fair value measurements of benefit plan assets included in net benefit plan liabilities are discussed in Note 14 – Pension and Other Post-Retirement Plans.

17) ASSET RETIREMENT OBLIGATIONS

We apply the provisions of ASC Topic 410, *Asset Retirements and Environmental Obligations* ("ASC 410"), which requires us to make estimates regarding future events in order to record a liability for asset retirement obligations in the period in which a legal obligation is created. Such liabilities are recorded at fair value, with an offsetting increase to the carrying value of the related long-lived assets. The fair value is estimated by discounting projected cash flows over the estimated life of the assets using our credit adjusted risk-free rate applicable at the time the obligation is initially recorded. In future periods, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. We also adjust the liability for changes resulting from revisions to the timing of future cash flows or the amount of the original estimate. Upon retirement of the long-lived asset, we either settle the obligation for its recorded amount or incur a gain or loss.

Our asset retirement obligations include estimates for all asset retirement obligations identified for our worldwide facilities. Our asset retirement obligations are primarily the result of legal obligations for the removal of leasehold improvements and restoration of premises to their original condition upon termination of leases at approximately 20 facilities; legal obligations to close approximately 90 brine supply, brine disposal, waste disposal, and hazardous waste injection wells and the related pipelines at the end of their useful lives; and decommissioning and decontamination obligations that are legally required to be fulfilled upon closure of approximately 30 of our manufacturing facilities.

The following is a summary of the change in the carrying amount of the asset retirement obligations during 2012 and 2011, the net book value of assets related to the asset retirement obligations at December 31, 2012 and 2011 and the related depreciation expense recorded in 2012 and 2011:

(In millions)	2012	2011
Asset retirement obligation balance at beginning of year	$ 21	$ 23
Revisions (a)	—	1
Accretion benefit – cost of goods sold (b)	(1)	—
Accretion expense – loss from discontinued operations (c)	2	—
Payments	(2)	(3)
Asset retirement obligation balance at end of year	$ 20	$ 21
Net book value of asset retirement obligation assets at end of year	$ —	$ 1
Depreciation expense	$ —	$ —

(a) The addition in 2011 primarily relates to a reclassification of asset retirement costs that were previously recorded in another accrued expense account.

(b) The net accretion benefit from continuing operations in 2012 includes the reversal of certain retirement obligations due to a reduction in the underlying cost estimate.

(c) The accretion expense from discontinued operations for 2012 primarily reflects the acceleration of obligations related to the Antioxidant business facility in Pedrengo, Italy due to the planned shutdown in 2013.

At December 31, 2012, $6 million of the asset retirement obligation balance was included in accrued expenses and $14 million was included in other liabilities in our Consolidated Balance Sheet. At December 31, 2011, $6 million of the asset retirement obligation balance was included in accrued expenses and $15 million was included in other liabilities in our Consolidated Balance Sheet.

18) EMERGENCE FROM CHAPTER 11

The onset of the global recession in the fourth quarter of 2008 caused a rapid deterioration in our operating performance, reductions in availability under our credit facilities and reduced our liquidity. The crisis in the credit markets that had deepened in the late summer of 2008 compounded the liquidity challenges we faced. Under normal market conditions, we believed we would have been able to secure additional liquidity and refinance our $370 million notes that were due to mature on July 15, 2009 (the "2009 Notes") in the debt capital markets. In the first quarter of 2009, having carefully explored and exhausted all possibilities to gain near-term access to liquidity, we determined that DIP financing presented the best available alternative for us to meet our immediate and ongoing liquidity needs and preserve the value of our business. As a result, having obtained the commitment of the $400 million DIP Credit Facility, Chemtura and 26 of our U.S. affiliates (collectively the "U.S. Debtors", or the "Debtors" when used in relation to matters before August 8, 2010) filed Chapter 11 on the Petition Date in the Bankruptcy Court.

On August 8, 2010, our Canadian subsidiary, Chemtura Canada Co/Cie ("Chemtura Canada"), filed a voluntary petition for relief under Chapter 11. On August 11, 2010, Chemtura Canada commenced ancillary recognition proceedings under Part IV of the Companies' Creditors Arrangement Act (the "CCAA") in the Ontario Superior Court of Justice (the "Canadian Court" and such proceedings, the "Canadian Case"). The U.S. Debtors along with Chemtura Canada after it filed for Chapter 11 (collectively the "Debtors") requested the Bankruptcy Court to enter an order jointly administering Chemtura Canada's Chapter 11 case with the previously filed Chapter 11 cases and appoint Chemtura Canada as the "foreign representative" for the purposes of the Canadian Case. Such orders were granted on August 9, 2010. On August 11, 2010, the Canadian Court entered an order recognizing the Chapter 11 cases as a "foreign proceedings" under the CCAA.

On June 17, 2010, the U.S. Debtors filed the initial version of our plan of reorganization and related disclosure statement (as amended, modified or supplemented, the "Plan" and "Disclosure Statement") with the Bankruptcy Court and on July 9, 2010, July 20, 2010, August 5, 2010, September 14, 2010 and September 20, 2010, the Debtors filed revised versions of the Plan and Disclosure Statement with the Bankruptcy Court. The final version of the Plan was filed with the Bankruptcy Court on October 29, 2010. The Plan organized claims against the Debtors into classes according to their relative priority and certain other criteria. For each class, the Plan described (a) the type of claim or interest, (b) the recovery available to the holders of claims or interests in that class under the Plan, (c) whether the class was "impaired" under the Plan, meaning that each holder would receive less than the full value on account of its claim or interest or that the rights of holders under law will be altered in some way (such as receiving stock instead of holding a claim) and (d) the form of consideration (e.g., cash, stock or a combination thereof), if any, that such holders were to receive on account of their respective claims or interests.

Distributions to creditors under the Plan generally included a combination of New Common Stock, cash, reinstatement or such other treatment as agreed between the Debtors and the applicable creditor. Certain creditors were eligible to elect, when voting on the Plan, to receive their recovery in the form of the maximum available amount of cash or the maximum available amount of New Common Stock. Holders of Interests, based upon their vote as a class to reject the Plan, received their pro rata share of value available for distribution, after all allowed claims have been paid in full and certain disputed claims reserves required by the Plan have been established in accordance with the terms of the Plan. The Plan provides that Holders of Interests may also be entitled to supplemental distributions if amounts reserved on account of disputed claims exceed the value of claims that are ultimately allowed.

On October 21, 2010, the Bankruptcy Court entered a bench decision approving confirmation of the Debtors' Plan and on November 3, 2010, the Bankruptcy Court entered an order confirming the Plan. On the Effective Date, the Debtors substantially consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective. Pursuant to the Plan, on the Effective Date: (i) our common stock, par value $0.01 per share, outstanding prior to effectiveness of the Plan was cancelled and all of our outstanding publicly registered pre-petition indebtedness was settled, and (ii) shares of our New Common Stock, par value $0.01 per share, were issued for distribution in accordance with the Plan. On November 8, 2010, the NYSE approved for listing a total of 111 million shares of New Common Stock, as authorized under the Plan, comprising: (i) approximately 95.5 million shares of New Common Stock to be issued under the Plan; (ii) approximately 4.5 million shares of New Common Stock reserved for future issuances under the Plan; and (iii) 11 million shares of New Common Stock reserved for issuance under our equity plans. Our New Common Stock started trading on the NYSE under the ticker symbol "CHMT" on November 11, 2010.

The Plan provided for payment in full including interest in certain circumstances on all allowed claims. Holders of Interests received a pro-rata share of New Common Stock in accordance with the Plan together with the potential right to receive supplemental distributions in certain circumstances. Four supplemental distributions were made to Holders of Interests, with the fourth and final supplemental distribution having been made in July 2012.

At the Effective Date, we determined that we did not meet the requirements under ASC Section 852-10-45 to adopt fresh start accounting because the reorganized value of our assets exceeded the carrying value of our liabilities. Fresh start accounting would have required us to record assets and liabilities at fair value as of the Effective Date.

Pursuant to the Plan, and by orders of the Bankruptcy Court dated September 24, 2010, October 19, 2010 and October 29, 2010, the Debtors established the Diacetyl Reserve, the Environmental Reserve and the Disputed Claims Reserve on account of disputed claims as of the Effective Date. All claims as to which an objection was filed and ultimately allowed by the Bankruptcy Court regarding diacetyl and environmental matters have been satisfied through the Diacetyl and Environmental reserves. In addition, all disputed claims subject to the Disputed Claims Reserve have been satisfied (to the extent allowed by the Bankruptcy Court and not covered by insurance). These reserves were funded through cash (which is reflected as restricted cash in our Consolidated Balance Sheet) and shares of common stock reserved for future issuance, all of which have been reduced as settlement agreements have been approved by the Bankruptcy Court.

In March 2011, we made a supplemental distribution to holders of previously issued common stock ("Holders of Interests") as authorized by the Bankruptcy Court. The supplemental distribution included payments of $3 million in stock, valuing the stock at the Plan valuation.

On June 10, 2011, we filed a closing report in Chemtura Canada's Chapter 11 case and a motion seeking a final decree closing that Chapter 11 case. On June 23, 2011, the Bankruptcy Court granted our motion and entered a final decree closing the Chapter 11 case of Chemtura Canada.

In August 2011, we made a second supplemental distribution to Holders of Interests as authorized by the Bankruptcy Court. The supplemental distribution included payments of $2 million in cash and $12 million in stock, valuing the stock at the Plan valuation.

On December 1, 2011, we filed a motion requesting entry of an order granting a final decree closing the Chapter 11 cases of 22 Debtors (the "Fully Administered Debtors"):

- A&M Cleaning Products LLC
- Aqua Clear Industries, LLC
- ASEPSIS, Inc.
- ASCK, Inc.
- BioLab Company Store, LLC
- Biolab Franchise Company, LLC
- BioLab Textile Additives, LLC
- CNK Chemical Realty Corporation
- Crompton Colors Incorporated
- Crompton Holding Corporation
- Crompton Monochem, Inc.
- Great Lakes Chemical Global, Inc.
- GT Seed Treatment, Inc.
- HomeCare Labs, Inc
- ISCI, Inc.
- Kem Manufacturing Corporation
- Laurel Industries Holdings, Inc.
- Monochem, Inc.
- Naugatuck Treatment Company
- Recreational Water Products, Inc.
- Weber City Road LLC
- WRL of Indiana, Inc.

On December 15, 2011, the Bankruptcy Court entered an order granting a final decree closing the Fully Administered Debtors' Chapter 11 cases.

On January 5, 2012, we filed a motion with the Bankruptcy Court seeking authority to make a third supplemental distribution to Holders of Interests, which was granted by the Bankruptcy Court on January 26, 2012. The Bankruptcy Court extended the time to make the third supplemental distribution by order dated March 2, 2012 and authorized an increase to the third supplemental distribution by order dated March 8, 2012. The third supplemental distribution was made in March 2012 and included payments of $3 million in cash and $20 million in stock, valuing the stock at the Plan valuation.

On February 7, 2012, we filed a motion requesting entry of an order granting a final decree closing the Chapter 11 cases for Bio-Lab, Inc. and GLCC Laurel, LLC, which was granted by the Bankruptcy Court on February 22, 2012.

On March 16, 2012, we filed a motion requesting entry of an order granting a final decree closing the Chapter 11 cases for Great Lakes Chemical Corporation and Uniroyal Chemical Company Limited (Delaware), which was granted by the Bankruptcy Court on March 29, 2012.

On May 4, 2012, the Bankruptcy Court entered an order disallowing and expunging the last two general unsecured claims in Chemtura's Chapter 11 case.

In July 2012, we made a final distribution to Holders of Interests under the Plan including all amounts remaining in the Disputed Claims Reserve. The final distribution included $3 million in stock valued at the Plan valuation.

On October 2, 2012, the Bankruptcy Court granted the motion of Momentive Performance Materials, Inc. ("Momentive") for an order granting our prior motion under the Plan to assume our executory contract with Momentive and directing payment of a purportedly agreed cure claim. After a contested hearing, the Bankruptcy Court granted the motion by order dated October 17, 2012. The payment of the cure claim will resolve all claims of default under the agreement through October 2, 2012.

As of December 31, 2012, the Bankruptcy Court has entered orders granting final decrees closing all of the Debtors' Chapter 11 cases except the Chapter 11 case of Chemtura Corporation.

At December 31, 2012, there were no remaining undisbursed amounts in the Disputed Claims Reserve.

There remains one pending dispute before the Bankruptcy Court concerning enforcement of the discharge injunction under the Plan. On January 31, 2013, the Bankruptcy Court granted Chemtura's motion to enforce the discharge injunction under the Plan, thereby resolving the one remaining dispute in the Chapter 11 case. The Reorganized Debtors intend to seek a final decree closing the Chapter 11 case of Chemtura Corporation after the Bankruptcy Court has entered a written order consistent with its ruling.

A summary of the approved distributable claims reserves is as follows:

(In millions)	Environmental Reserve	Disputed Claims Reserve	Segregated Reserves	Total Reserves
Distributable amount January 1, 2011	$ 29	$ 40	$ 26	$ 95
Settlements	(27)	(27)	(2)	(56)
Supplemental distributions	—	(5)	(12)	(17)
Reclass to disputed claims reserve	(2)	14	(12)	—
Insurance reimbursements	—	7	—	7
Distributable balance at December 31, 2011	—	29	—	29
Settlements	—	(5)	—	(5)
Supplemental distributions	—	(24)	—	(24)
Distributable balance at December 31, 2012	$ —	$ —	$ —	$ —

The reorganization items, net recorded in our Consolidated Statements of Operations relating to our Chapter 11 cases compromise the following:

(In millions)	**2012**	2011	2010
Professional fees and other	**$ 4**	$ 16	117
Write-off of debt discounts and premiums (a)	**—**	—	(2)
Rejections or terminations of lease and other contract agreements (b)	**—**	—	2
Severance and closure costs (b)	**—**	1	3
Claim settlements, net (c)	**1**	2	183
Total reorganization items, net	**$ 5**	$ 19	303

(a) During 2009, the carrying value of pre-petition debt was adjusted to its respective face value as this represented the expected allowable claim in the Chapter 11 cases. As a result, unamortized debt issuance costs, discounts and premiums were charged to reorganization items, net in our Consolidated Statements of Operations. During 2010, further adjustments were made based on the allowed claim.

(b) Represents charges for cost savings initiatives for which Bankruptcy Court approval has been obtained or requested.

(c) Represents the difference between the settlement amount of certain pre-petition obligations (which for obligations settled in New Common Stock is based on the fair value of our stock at the issuance date) and the corresponding carrying value of the recorded liabilities.

19) LEGAL PROCEEDINGS AND CONTINGENCIES

We are involved in claims, litigation, administrative proceedings and investigations of various types in a number of jurisdictions. A number of such matters involve, or may involve, claims for a material amount of damages and relate to or allege, among other things, environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury.

As a result of the Chapter 11 cases, substantially all pre-petition litigation and claims against us and our subsidiaries that were Debtors in the Chapter 11 cases have been discharged and permanently enjoined from further prosecution and are described under the subheading "Prepetition Litigation and Claims Discharged under the Plan" below.

Claims and legal actions asserted against non-Debtors or relating to events occurring after the Effective Date, certain regulatory and administrative proceedings and certain contractual and other claims assumed with the authorization of the Bankruptcy Court, were not discharged in the Chapter 11 cases and are described under the subheading "Litigation and Claims Not Discharged Under the Plan" below.

Prepetition Litigation and Claims Discharged Under the Plan

Chapter 11 Plan and Establishment of Claims Reserves

On March 18, 2009, the Debtors filed voluntary petitions in the Bankruptcy Court seeking relief under Chapter 11. The Debtors' Chapter 11 cases were assigned to the Honorable Robert E. Gerber and are being jointly administered as Case No. 09-11233. The Debtors continued to operate their business as debtors in possession under the jurisdiction of the Bankruptcy Court until their emergence from Chapter 11 on November 10, 2010.

Pursuant to the Plan, and by orders of the Bankruptcy Court dated September 24, 2010, October 19, 2010 and October 29, 2010, the Debtors established the Diacetyl Reserve, the Environmental Reserve and the Disputed Claims Reserve, each as defined in the Plan, on account of claims that were not yet allowed in the Chapter 11 cases as of the Effective Date, including proofs of claim asserted against the Debtors that were subject to objection as of the Effective Date (the "Disputed Claims"). The Diacetyl Reserve was approved by the Bankruptcy Court in the amount of $7 million, comprised of separate segregated reserves, and has since been reduced as settlement agreements have been approved by the Bankruptcy Court. The Environmental Reserve was approved by the Bankruptcy Court in the amount of $38 million, a portion of which was further segregated into certain separate reserves established to account for settlements that were pending Bankruptcy Court approval, and has since been reduced as settlement agreements have been approved by the Bankruptcy Court. The Disputed Claims Reserve was approved by the Bankruptcy Court in the amount of $42 million, plus additional segregated individual reserves for certain creditors' claims in the aggregate amount of approximately $30 million, all of which have been reduced as settlement agreements have been approved by the Bankruptcy Court.

On June 24, 2011, we resolved the final disputed Environmental Claim. As a result, under the Plan, the amounts remaining in the Environmental Reserve were transferred to the Disputed Claims Reserve. Any remaining Disputed Claims, to the extent they were ultimately allowed by the Bankruptcy Court, were satisfied (to the extent allowed and not covered by insurance) from the Disputed Claims Reserve. Holders of the Disputed Claims are permanently enjoined under the Plan from pursuing their claims against us. On May 4, 2012, the Bankruptcy Court entered an order disallowing the last Disputed Claim subject to the Disputed Claims Reserve. In July 2012, we made a final distribution to Holders of Interests in accordance with the Plan that included all amounts remaining in the Disputed Claims Reserve.

Litigation and Claims Not Discharged Under the Plan

UK Pension Plan

Chemtura Manufacturing UK Limited ("CMUK") is the principal employer of the Great Lakes UK Limited Pension Plan (the "UK Pension Plan"), an occupational pension scheme that was established in the UK to provide pensions and other benefits for its employees. Under the UK Pension Plan, certain employees and former employees are entitled to pension benefits, most of which are defined benefits in nature, based on pensionable salary. The UK Pension Plan has approximately 580 pensioners and 690 members entitled to deferred benefits under the defined benefit section. The estimated funding deficit of the UK Pension Plan as of December 31, 2008, as measured in accordance with Section 75 of the Pension Act of 1995 (UK), was approximately £95 million.

The UK Pension Trustees filed 27 contingent, unliquidated Proofs of Claim against each of the Debtors (other than Chemtura Canada) in the Chapter 11 cases. By agreement with the UK Pension Trustees, the proofs of claim were disallowed on the condition that no party may later assert that the Chapter 11 cases operate as a bar to the UK Pension Trustees asserting claims against any of the Debtors in an appropriate non-bankruptcy forum. Also as previously disclosed, CMUK had been engaged with the UK Pension Trustees over the terms of a "recovery plan" to reduce the underfunded deficit in the UK Pension Plan. Definitive agreements were entered into between CMUK and the UK Pension Trustees in 2011. The definitive agreements provide, among other things, for CMUK to make cash contributions of £60 million (approximately $95 million) in just over a three year period starting with an initial contribution of £30 million ($49 million) that we made in the second quarter of 2011 and a second contribution of £15 million (approximately $24 million) that we made in the second quarter of 2012. The agreements also provided for the granting of both a security interest and a guarantee to support certain of the liabilities under this pension plan.

There is also an evaluation being undertaken as to whether additional benefit obligations exist in connection with the equalization of certain benefits under the UK Pension Plan that occurred in the early 1990s. Based on the results of the evaluation to date, $8 million of expense was recorded in the fourth quarter of 2011, which may be subject to adjustment as further information is gathered as part of the evaluation. Upon completion of the evaluation and the finalization of the liability with respect to additional benefit obligations, additional cash contributions to the UK Pension Plan may be required starting in 2013. There were no changes to the evaluation in 2012.

Environmental Liabilities

As part of the Chapter 11 cases, under the Plan, the Debtors retained responsibility for environmental cleanup liabilities relating to currently owned or operated sites (i.e. sites that were part of the Debtors' estates) and, with certain exceptions, discharged or settled liabilities relating to formerly owned or operated sites (i.e., sites that were no longer part of the Debtors' estates) and third-party sites (i.e., sites that were never part of the Debtors' estates).

We are involved in environmental matters of various types in a number of jurisdictions. A number of such matters involve claims for material amounts of damages and relate to or allege environmental liabilities, including clean up costs associated with hazardous waste disposal sites and natural resource damages.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and comparable state statutes impose strict liability upon various classes of persons with respect to the costs associated with the investigation and remediation of waste disposal sites. Such persons are typically referred to as "Potentially Responsible Parties" or PRPs. Chemtura and several of our subsidiaries have been identified by federal, state or local governmental agencies or by other PRPs, as a PRP at various locations in the United States. Because in certain circumstances these laws have been construed to authorize the imposition of joint and several liability, the Environmental Protection Agency ("EPA") and comparable state agencies could seek to recover all costs involving a waste disposal site from any one of the PRPs for such site, including Chemtura, despite the involvement of other PRPs. In many cases, we are one of a large number of PRPs with respect to a site. In a few instances, we are the sole or one of only a handful of PRPs performing investigation and remediation. Where other financially responsible PRPs are involved, we expect that any ultimate liability resulting from such matters will be apportioned between us and such other parties. In addition, we are involved with environmental remediation and compliance activities at some of our current and former sites in the United States and abroad.

Each quarter, we evaluate and review estimates for future remediation and other costs to determine appropriate environmental reserve amounts. For each site where the cost of remediation is probable and reasonably estimable, we determine the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by us and the anticipated time frame over which payments toward the remediation plan will occur. At sites where we expect to incur ongoing operation and maintenance expenditures, we accrue on an undiscounted basis for a period of generally 10 years those costs which we believe are probable and reasonably estimable.

On September 17, 2012, our subsidiary Great Lakes Chemical Corporation received an enforcement notice from the United States Department of Justice acting on behalf of the Environmental Protection Agency ("EPA") which has alleged violations of a National Pollution Discharge Elimination System Permit issued under the Clean Water Act in conjunction with its facility in El Dorado, Arkansas. The EPA is seeking injunctive relief and civil penalties. While the calculated penalty is approximately $5 million, we believe the matter will be settled for an amount significantly lower than the calculated penalty and will not have a material effect.

The total amount accrued for environmental liabilities as of December 31, 2012 and December 31, 2011, was $84 million and $88 million, respectively. At December 31, 2012 and December 31, 2011, $15 million and $18 million, respectively, of these environmental liabilities were reflected as accrued expenses and $69 million and $70 million, respectively, were reflected as other liabilities in our Consolidated Balance Sheets. We estimate that ongoing environmental liabilities could range up to $98 million at December 31, 2012. Our accruals for environmental liabilities include estimates for determinable clean-up costs. We recorded a pre-tax charge of $7 million in 2012, $6 million in 2011, and $54 million in 2010, to increase our environmental liabilities and made payments of $12 million in 2012 and $37 million in 2011 (which included $27 million related to pre-petition liabilities) for clean-up costs, which reduced our environmental liabilities. At certain sites, we have contractual agreements with certain other parties to share remediation costs. As of December 31, 2012, no receivables are outstanding related to these agreements. At a number of these sites, the extent of contamination has not yet been fully investigated or the final scope of remediation is not yet determinable. We intend to assert all meritorious legal defenses and will pursue other equitable factors that are available with respect to these matters. However, the final cost of clean-up at these sites could exceed our present estimates, and could have, individually or in the aggregate, a material adverse effect on our financial condition, results of operations or cash flows. Our estimates for environmental remediation liabilities may change in the future should additional sites be identified, further remediation measures be required or undertaken, current laws and regulations be modified or additional environmental laws and regulations be enacted, and as negotiations with respect to certain sites.

Other

We are routinely subject to other civil claims, litigation and arbitration, and regulatory investigations, arising in the ordinary course of our business, as well as in respect of our divested businesses. Some of these claims and litigations relate to product liability claims, including claims related to our current and historic products and asbestos-related claims concerning premises and historic products of our corporate affiliates and predecessors. We believe the claims relating to the period before the filing of the Chapter 11 cases are subject to discharge pursuant to the Plan and have been satisfied, to the extent they were timely filed in the Chapter 11 cases and allowed by the Bankruptcy Court, solely from the Disputed Claims Reserve. Further, we believe that we have strong defenses to these claims. These claims have not had a material impact on us to date and we believe the likelihood that a future material adverse outcome will result from these claims is remote.

However, we cannot be certain that an adverse outcome of one or more of these claims, to the extent not discharged in the Chapter 11 cases, would not have a material adverse effect on our financial condition, results of operations or cash flows.

Internal Review of Customer Incentive, Commission and Promotional Payment Practices

The Securities Exchange Commission staff has advised us that it has completed its investigation resulting from our previously disclosed review of various customer incentive, commission and promotional payment practices of the Chemtura AgroSolutions segment in the Europe, Middle East and Africa regions and has determined not to recommend action by the Securities Exchange Commission.

Guarantees

In addition to the letters of credit of $14 million and $15 million outstanding at December 31, 2012 and 2011, respectively, we have guarantees that have been provided to various financial institutions. At December 31, 2012 and 2011, we had $12 million and $11 million, respectively. The letters of credit and guarantees were primarily related to liabilities for insurance obligations, environmental obligations, banking and credit facilities, vendor deposits and European value added tax ("VAT") obligations.

We have applied the disclosure provisions of ASC Topic 460, *Guarantees* ("ASC 460"), to our agreements that contain guarantee or indemnification clauses. We are a party to several agreements pursuant to which we may be obligated to indemnify a third party with respect to certain loan obligations of joint venture companies in which we have an equity interest. These obligations arose to provide initial financing for a joint venture start-up, fund an acquisition and/or provide project capital. Such obligations mature through May 2016. In the event that any of the joint venture companies were to default on these loan obligations, we would indemnify the other party up to its proportionate share of the obligation based upon its ownership interest in the joint venture. At December 31, 2012, the maximum potential future principal and interest payments due under these guarantees were $3 million. At December 31, 2011, the maximum potential future principal and interest payments due under these guarantees were $8 million. In accordance with ASC 460, we have accrued less than $1 million and $1 million in reserves, which represents the probability weighted fair value of these guarantees at December 31, 2012 and 2011, respectively. The reserve has been included in long-term liabilities on our Consolidated Balance Sheet at December 31, 2012 and 2011 with an offset to the investment included in other assets.

In addition, we have financing agreements with banks in Brazil for certain customers under which we receive funds from the banks at invoice date, and in turn, the customer agrees to pay the banks on the due date. We provide a full recourse guarantee to the banks in the event of customer non-payment.

At December 31, 2012, unconditional purchase obligations primarily for commitments to purchase raw materials and tolling arrangements with outside vendors, amounted to $2 million (2013), $1 million (2014), $1 million (2015) and $4 million in the aggregate.

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify a third party to such arrangement from any losses incurred relating to the services they perform on our behalf or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation, claims or environmental matters relating to our past performance. For any losses that we believe are probable and estimable, we have accrued for such amounts in our Consolidated Balance Sheets.

20) BUSINESS SEGMENTS

We evaluate a segment's performance based on several factors, of which the primary factor is operating income (loss). In computing operating income (loss) by segment, the following items have not been deducted: (1) general corporate expense; (2) amortization; (3) facility closures, severance and related costs; (4) change in useful life of property, plant & equipment; (5) gain (loss) on sale of business; (6) changes in estimates related to expected allowable claims; and (7) impairment charges. Pursuant to ASC Topic 280, *Segment Reporting* ("ASC 280"), these items have been excluded from our presentation of segment operating income (loss) because they are not reported to the chief operating decision maker for purposes of allocating resources among reporting segments or assessing segment performance.

Industrial Performance Products

Industrial Performance Products are engineered solutions for our customers' specialty chemical needs. Industrial Performance Products include petroleum additives that provide detergency, friction modification and corrosion protection in automotive lubricants, greases, refrigeration and turbine lubricants; castable urethane prepolymers engineered to provide superior abrasion resistance and durability in many industrial and recreational applications; and polyurethane dispersions and urethane prepolymers used in various types of coatings such as clear floor finishes, high-gloss paints and textiles treatments. These products are sold directly to manufacturers and through distribution channels.

On November 9, 2012, we announced the sale of our Antioxidant business. As a result of entering into this transaction, the assets and liabilities included in the Antioxidant Sale have been presented as assets and liabilities of discontinued operations and earnings and direct costs associated with the Antioxidant business have been presented as (loss) earnings from discontinued operations, net of tax. The Antioxidant business was formerly included in the Industrial Performance Product segment.

Industrial Engineered Products

Industrial Engineered Products are chemical additives designed to improve the performance of polymers in their end-use applications. Industrial Engineered Products include brominated performance products, flame retardants, fumigants and organometallics. The products are sold across the entire value chain ranging from direct sales to monomer producers, polymer manufacturers, compounders and fabricators, fine chemical manufacturers, utilities, pharmaceutical manufacturers and oilfield service companies to industry distributors.

Consumer Products

Consumer Products are performance chemicals that are sold to consumers for in-home and outdoor use. Consumer Products include a variety of branded recreational water treatment products sold through independent dealers and large retailers to assist consumers in the maintenance and enhancement of their pools and spas and branded cleaners and degreasers sold primarily through mass merchants and large retailers to consumers for home cleaning.

Chemtura AgroSolutions

Chemtura AgroSolutions develops, supplies, registers and sells agricultural chemicals formulated for specific crops in various geographic regions for the purpose of enhancing quality and improving yields. The business focuses on specific target markets in six major product lines: seed treatments, fungicides, miticides, insecticides, growth regulators and herbicides. These products are sold mainly to distributors and retailers in the agricultural sector.

General Corporate Expense and Other Charges

General corporate expense includes costs and expenses that are of a general corporate nature or managed on a corporate basis. These costs (net of allocations to the business segments) primarily represent corporate stewardship and administration activities together with costs associated with legacy activities and intangible asset amortization. Functional costs are allocated between the business segments and general corporate expense. Certain functional and other expenses that are managed company-wide that were allocated to the Antioxidant business do not transfer directly under the Antioxidant Sale. As such, in historic periods these costs are shown as part of continuing operations in the corporate segment and not included under (loss) earnings from discontinued operations, net of tax. These costs approximate $13 million, $15 million and $14 million for 2012, 2011 and 2010, respectively. Accelerated depreciation relates to certain assets affected by our restructuring programs. Facility closures, severance and related costs are primarily for severance costs related to our cost savings initiatives. The gain on sale of business relates to the sale of our 50% interest in Tetrabrom Technologies Ltd. in 2011 and the sale of the natural sodium sulfonates and oxidized petrolatum product lines in 2010. Impairment charges primarily relate to the impairment of intangibles assets and property, plant and equipment that were no longer supportable in 2011 and the impairment of goodwill of the Chemtura AgroSolutions segment in 2010. Change in estimates related to expected allowable claims relates to adjustments to resolve disputed claims.

Corporate assets are principally cash and cash equivalents, intangible assets (including goodwill) and other assets (including deferred tax assets) maintained for general corporate purposes

A summary of business data for our reportable segments for the years 2012, 2011 and 2010 is as follows:

Information by Business Segment
(In millions)

Net Sales	**2012**	2011	2010
Petroleum additives	**$ 600**	$ 634	$ 559
Urethanes	**291**	305	276
Industrial Performance Products	**891**	939	835
Bromine based & related products	**730**	688	585
Organometallics	**166**	181	143
Industrial Engineered Products	**896**	869	728
Consumer Products	**433**	422	458
Chemtura AgroSolutions	**409**	376	351
Net Sales	**$ 2,629**	$ 2,606	$ 2,372

Operating Income	**2012**	2011	2010
Industrial Performance Products	**$ 102**	$ 116	$ 110
Industrial Engineered Products	**140**	130	25
Consumer Products	**30**	26	67
Chemtura AgroSolutions	**65**	30	21
Segment Operating Income	**337**	302	223
General corporate expense	**(87)**	(90)	(79)
Amortization	**(26)**	(33)	(32)
Change in useful life of property, plant and equipment	**—**	—	(1)
Facility closures, severance and related costs	**(12)**	(3)	(1)
Gain on sale of business	**—**	27	2
Impairment charges	**—**	(4)	(57)
Changes in estimates related to expected allowable claims	**(1)**	(3)	(35)
Total Operating Income	**211**	196	20
Interest expense	**(64)**	(63)	(191)
Loss on early extinguishment of debt	**(1)**	—	(88)
Other income (expense), net	**21**	—	(6)
Reorganization items, net	**(5)**	(19)	(303)
Earnings (loss) from continuing operations before income taxes	**$ 162**	$ 114	$ (568)

Depreciation and Amortization	**2012**	2011	2010
Industrial Performance Products	**$ 25**	$ 26	$ 23
Industrial Engineered Products	**43**	42	79
Consumer Products	**10**	9	11
Chemtura AgroSolutions	**13**	10	9
	91	87	122
Corporate	**29**	36	36
Total continuing operations	**120**	123	158
Discontinued operations	**19**	17	17
	$ 139	$ 140	$ 175

Equity Income (Loss)	2012	2011	2010
Industrial Performance Products	$ **1**	$ (1)	$ —
Industrial Engineered Products	**(2)**	2	2
Chemtura AgroSolutions	**(3)**	(2)	—
Total continuing operations	**(4)**	(1)	2
Discontinued operations	**7**	4	2
	$ **3**	$ 3	$ 4

Segment Assets	2012	2011	2010
Industrial Performance Products	$ **514**	$ 491	$ 470
Industrial Engineered Products	**693**	624	532
Consumer Products	**219**	226	259
Chemtura AgroSolutions	**319**	326	343
	1,745	1,667	1,604
Discontinued operations	**234**	287	314
Corporate	**1,051**	901	995
	$ **3,030**	$ 2,855	$ 2,913

Capital Expenditures	2012	2011	2010
Industrial Performance Products	$ **52**	$ 35	$ 28
Industrial Engineered Products	**69**	98	58
Consumer Products	**6**	6	10
Chemtura AgroSolutions	**5**	6	11
	132	145	107
Corporate	**10**	3	8
Total continuing operations	**142**	148	115
Discontinued operations	**7**	6	9
	$ **149**	$ 154	$ 124

Equity Method Investments	2012	2011	2010
Industrial Performance Products	$ **10**	$ 8	$ 9
Industrial Engineered Products	**4**	6	9
Chemtura AgroSolutions	**24**	28	2
	$ **38**	$ 42	$ 20

Information by Geographic Area
(In millions)

Net sales (based on location of customer)	2012	2011	2010
United States	$ **1,209**	$ 1,149	$ 1,103
Canada	**56**	57	47
Latin America	**159**	139	123
Europe/Africa	**743**	760	662
Asia/Pacific	**462**	501	437
	$ **2,629**	$ 2,606	$ 2,372

Property, Plant and Equipment	**2012**	2011	2010
United States	**$ 403**	$ 408	$ 365
Canada	**69**	68	68
Latin America	**15**	15	18
Europe/Africa	**190**	159	154
Asia/Pacific	**42**	19	20
	$ 719	$ 669	$ 625

21) GUARANTOR CONDENSED CONSOLIDATING FINANCIAL DATA

Our obligations under the Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by each current and future domestic restricted subsidiary, other than excluded subsidiaries that guarantee any indebtedness of Chemtura or our restricted subsidiaries. Our subsidiaries that do not guarantee the Senior Notes are referred to as the "Non-Guarantor Subsidiaries." The Guarantor Condensed Consolidating Financial Data presented below presents the statements of operations, statements of comprehensive income, balance sheets and statements of cash flow data for: (i) Chemtura Corporation (the "Parent Company"), the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis (which is derived from Chemtura historical reported financial information); (ii) the Parent Company, alone (accounting for our Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on an equity basis under which the investments are recorded by each entity owning a portion of another entity at cost, adjusted for the applicable share of the subsidiary's cumulative results of operations, capital contributions and distributions, and other equity changes); (iii) the Guarantor Subsidiaries alone; and (iv) the Non-Guarantor Subsidiaries alone.

Condensed Consolidating Statement of Operations
Year ended December 31, 2012
(In millions)

	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Net sales	$ 2,629	$ (1,665)	$ 1,477	$ 787	$ 2,030
Cost of goods sold	1,938	(1,665)	1,193	642	1,768
Selling, general and administrative	299	—	122	52	125
Depreciation and amortization	120	—	29	51	40
Research and development	44	—	16	10	18
Facility closures, severance and related costs	12	—	8	1	3
Changes in estimates related to expected allowable claims	1	—	1	—	—
Equity loss	4	—	—	—	4
Operating income	211	—	108	31	72
Interest expense	(64)	—	(69)	2	3
Loss on early extinguishment of debt	(1)	—	(1)	—	—
Other income (expense), net	21	—	(17)	—	38
Reorganization items, net	(5)	—	(5)	—	—
Equity in net earnings of subsidiaries from continuing operations	—	(81)	81	—	—
Earnings from continuing operations before income taxes	162	(81)	97	33	113
Income tax expense	(28)	—	—	—	(28)
Earnings from continuing operations	134	(81)	97	33	85
(Loss) earnings from discontinued operations, net of tax	(34)	—	4	—	(38)
Net earnings	100	(81)	101	33	47
Less: net loss attributable to non-controlling interests	1	—	—	—	1
Net earnings attributable to Chemtura	$ 101	$ (81)	$ 101	$ 33	$ 48

Condensed Consolidating Statement of Comprehensive Income
As of December 31, 2012
(In millions)

	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Net earnings	$ 100	$ (81)	$ 101	$ 33	$ 47
Other Comprehensive (loss) income, net of tax:					
Foreign currency translation adjustments	(6)	—	(11)	1	4
Unrecognized pension and other post-retirement benefit costs	(76)	—	(44)	—	(32)
Comprehensive income	18	(81)	46	34	19
Comprehensive loss attributable to non-controlling interests	1	—	—	—	1
Comprehensive income attributable to Chemtura	$ 19	$ (81)	$ 46	$ 34	$ 20

Condensed Consolidating Balance Sheet
As of December 31, 2012
(In millions)

	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
ASSETS					
Current assets	$ 1,612	$ —	$ 505	$ 213	$ 894
Intercompany receivables	—	(9,412)	3,531	3,065	2,816
Investment in subsidiaries	—	(8,831)	1,738	1,633	5,460
Property, plant and equipment	719	—	127	277	315
Goodwill	177	—	92	3	82
Other assets	522	—	131	171	220
Total assets	$ 3,030	$ (18,243)	$ 6,124	$ 5,362	$ 9,787
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	$ 511	$ —	$ 210	$ 69	$ 232
Intercompany payables	—	(9,412)	3,676	3,305	2,431
Long-term debt	871	—	870	—	1
Other long-term liabilities	580	—	300	56	224
Total liabilities	1,962	(9,412)	5,056	3,430	2,888
Stockholders' equity	1,068	(8,831)	1,068	1,932	6,899
Total liabilities and stockholders' equity	$ 3,030	$ (18,243)	$ 6,124	$ 5,362	$ 9,787

Condensed Consolidating Statement of Cash Flows
Year ended December 31, 2012
(In millions)

	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Increase (decrease) to cash					
CASH FLOWS FROM OPERATING ACTIVITIES					
Net earnings	$ 100	$ (81)	$ 101	$ 33	$ 47
Adjustments to reconcile net earnings to net cash provided by operations:					
Impairment charges	47	—	12	—	35
Reclass of translation adjustment from liquidated entities	(21)	—	—	—	(21)
Loss on early extinguishment of debt	1	—	1	—	—
Depreciation and amortization	139	—	36	51	52
Stock-based compensation expense	24	—	24	—	—
Reorganization items, net	1	—	1	—	—
Changes in estimates related to expected allowable claims	1	—	1	—	—
Equity income	(3)	—	—	—	(3)
Changes in assets and liabilities, net	(71)	81	(106)	(37)	(9)
Net cash provided by operations	218	—	70	47	101
CASH FLOWS FROM INVESTING ACTIVITIES					
Net proceeds from divestments	9	—	—	—	9
Capital expenditures	(149)	—	(21)	(47)	(81)
Net cash used in investing activities	(140)	—	(21)	(47)	(72)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from Term Loan	125	—	125	—	—
Payments on short term borrowings, net	(3)	—	—	—	(3)
Payments for debt issuance and refinancing costs	(2)	—	(1)	—	(1)
Common shares acquired	(20)	—	(20)	—	—
Proceeds from the exercise of stock options	5	—	5	—	—
Net cash provided by (used in) financing activities	105	—	109	—	(4)
CASH AND CASH EQUIVALENTS					
Effect of exchange rates on cash and cash equivalents	2	—	—	—	2
Change in cash and cash equivalents	185	—	158	—	27
Cash and cash equivalents at beginning of year	180	—	$ 35	$ —	$ 145
Cash and cash equivalents at end of year	$ 365	$ —	$ 193	$ —	$ 172

Condensed Consolidating Statement of Operations
Year ended December 31, 2011
(In millions)

	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Net sales	$ 2,606	$ (1,632)	$ 1,462	$ 743	$ 2,033
Cost of goods sold	1,939	(1,632)	1,195	610	1,766
Selling, general and administrative	326	—	127	52	147
Depreciation and amortization	123	—	28	50	45
Research and development	38	—	16	7	15
Facility closures, severance and related costs	3	—	1	—	2
Gain on sale of business	(27)	—	—	—	(27)
Impairment charges	4	—	1	1	2
Changes in estimates related to expected allowable claims	3	—	3	—	—
Equity loss	1	—	1	—	—
Operating income	196	—	90	23	83
Interest expense	(63)	—	(72)	1	8
Other (expense) income, net	—	—	(10)	4	6
Reorganization items, net	(19)	—	(19)	—	—
Equity in net earnings (loss) of subsidiaries from continuing operations	—	(114)	116	(2)	—
Earnings from continuing operations before income taxes	114	(114)	105	26	97
Income tax expense	(20)	—	(4)	—	(16)
Earnings from continuing operations	94	(114)	101	26	81
Earnings (loss) from discontinued operations, net of tax	26	—	18	(1)	9
Net earnings	120	(114)	119	25	90
Less: net earnings attributable to non-controlling interests	(1)	—	—	—	(1)
Net earnings attributable to Chemtura	$ 119	$ (114)	$ 119	$ 25	$ 89

Condensed Consolidating Statement of Comprehensive Income
As of December 31, 2011
(In millions)

	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Net earnings	$ 120	$ (114)	$ 119	$ 25	$ 90
Other Comprehensive (loss) income, net of tax:					
Foreign currency translation adjustments	(35)	—	11	(2)	(44)
Unrecognized pension and other post-retirement benefit costs	(35)	—	(39)	1	3
Comprehensive income	50	(114)	91	24	49
Comprehensive income attributable to non-controlling interests	(1)	—	—	—	(1)
Comprehensive income attributable to Chemtura	$ 49	$ (114)	$ 91	$ 24	$ 48

Condensed Consolidating Balance Sheet
As of December 31, 2011
(In millions)

	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
ASSETS					
Current assets	$ 1,321	$ —	$ 372	$ 204	$ 745
Intercompany receivables	—	(7,846)	2,727	2,230	2,889
Investment in subsidiaries	—	(14,617)	2,011	1,734	10,872
Property, plant and equipment	669	—	137	271	261
Goodwill	174	—	92	3	79
Other assets	691	—	249	185	257
Total assets	$ 2,855	$ (22,463)	$ 5,588	$ 4,627	$ 15,103
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	$ 390	$ —	$ 134	$ 79	$ 177
Intercompany payables	—	(7,846)	3,201	2,491	2,154
Long-term debt	748	—	747	—	1
Other long-term liabilities	671	—	460	60	151
Total liabilities	1,809	(7,846)	4,542	2,630	2,483
Stockholders' equity	1,046	(14,617)	1,046	1,997	12,620
Total liabilities and stockholders' equity	$ 2,855	$ (22,463)	$ 5,588	$ 4,627	$ 15,103

Condensed Consolidating Statement of Cash Flows
Year ended December 31, 2011
(In millions)

Increase (decrease) to cash	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
CASH FLOWS FROM OPERATING ACTIVITIES					
Net earnings	$ 120	$ (114)	$ 119	$ 25	$ 90
Adjustments to reconcile net earnings to net cash provided by operations:					
Gain on sale of business	(27)	—	—	—	(27)
Impairment charges	4	—	1	1	2
Depreciation and amortization	140	—	36	50	54
Stock-based compensation expense	26	—	26	—	—
Reorganization items, net	2	—	2	—	—
Changes in estimates related to expected allowable claims	3	—	3	—	—
Equity (income) loss	(3)	—	1	—	(4)
Changes in assets and liabilities, net	(83)	114	(157)	7	(47)
Net cash provided by operations	182	—	31	83	68
CASH FLOWS FROM INVESTING ACTIVITIES					
Net proceeds from divestments	8	—	8	—	—
Payments for acquisitions, net of cash acquired	(35)	—	—	—	(35)
Capital expenditures	(154)	—	(24)	(83)	(47)
Net cash used in investing activities	(181)	—	(16)	(83)	(82)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from other short term borrowings, net	3	—	—	—	3
Common shares acquired	(22)	—	(22)	—	—
Proceeds from exercise of stock options	1	—	1	—	—
Net cash (used in) provided by financing activities	(18)	—	(21)	—	3
CASH AND CASH EQUIVALENTS					
Effect of exchange rates on cash and cash equivalents	(4)	—	—	—	(4)
Change in cash and cash equivalents	(21)	—	(6)	—	(15)
Cash and cash equivalents at beginning of year	201	—	41	—	160
Cash and cash equivalents at end of year	$ 180	$ —	$ 35	$ —	$ 145

Condensed Consolidating Statement of Operations
Year ended December 31, 2010
(In millions)

	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Net sales	$ 2,372	$ (1,500)	$ 1,284	$ 794	$ 1,794
Cost of goods sold	1,760	(1,500)	1,146	581	1,533
Selling, general and administrative	306	—	133	51	122
Depreciation and amortization	158	—	29	88	41
Research and development	39	—	16	7	16
Facility closures, severance and related costs	1	—	—	—	1
Gain on sale of business	(2)	—	—	—	(2)
Impairment charges	57	—	54	—	3
Changes in estimates related to expected allowable claims	35	—	15	(1)	21
Equity income	(2)	—	—	—	(2)
Operating income (loss)	20	—	(109)	68	61
Interest expense	(191)	—	(165)	(35)	9
Loss on early extinguishment of debt	(88)	—	(88)	—	—
Other (expense) income, net	(6)	—	(42)	37	(1)
Reorganization items, net	(303)	—	(300)	(2)	(1)
Equity in net earnings of subsidiaries from continuing operations	—	(135)	134	1	—
(Loss) earnings from continuing operations before income taxes	(568)	(135)	(570)	69	68
Income tax expense	(19)	—	—	—	(19)
(Loss) earnings from continuing operations	(587)	(135)	(570)	69	49
Earnings (loss) from discontinued operations, net of tax	14	—	16	(2)	—
(Loss) gain on sale of discontinued operations, net of tax	(12)	—	(32)	—	20
Net (loss) earnings	(585)	(135)	(586)	67	69
Less: net earnings attributable to non-controlling interests	(1)	—	—	—	(1)
Net (loss) earnings attributable to Chemtura	$ (586)	$ (135)	$ (586)	$ 67	$ 68

Condensed Consolidating Statement of Comprehensive Income
As of December 31, 2010
(In millions)

	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Net (loss) earnings	$ (585)	$ (135)	$ (586)	$ 67	$ 69
Other Comprehensive (loss) income, net of tax:					
Foreign currency translation adjustments	(26)	—	21	(5)	(42)
Unrecognized pension and other post-retirement benefit costs	(16)	—	(2)	1	(15)
Comprehensive (loss) income	(627)	(135)	(567)	63	12
Comprehensive income attributable to non-controlling interests	(1)	—	—	—	(1)
Comprehensive (loss) income attributable to Chemtura	$ (628)	$ (135)	$ (567)	$ 63	$ 11

Condensed Consolidating Statement of Cash Flows
Year ended December 31, 2010
(In millions)

	Consolidated	Eliminations	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries
Increase (decrease) to cash					
CASH FLOWS FROM OPERATING ACTIVITIES					
Net (loss) earnings	$ (585)	$ (135)	$ (586)	$ 67	$ 69
Adjustments to reconcile net (loss) earnings to net cash (used in) provided by operations:					
Gain on sale of business	(2)	—	—	—	(2)
Loss (gain) on sale of discontinued operations	12	—	32	—	(20)
Impairment charges	60	—	55	—	5
Loss on early extinguishment of debt	88	—	88	—	—
Depreciation and amortization	175	—	37	88	50
Stock-based compensation expense	10	—	10	—	—
Reorganization items, net	186	—	186	—	—
Changes in estimates related to expected allowable claims	35	—	15	(1)	21
Non-cash contractual post-petition interest expense	113	—	113	—	—
Equity income	(4)	—	—	—	(4)
Changes in assets and liabilities, net	(292)	135	(302)	(61)	(64)
Net cash (used in) provided by operations	(204)	—	(352)	93	55
CASH FLOWS FROM INVESTING ACTIVITIES					
Net proceeds from divestments	43	—	43	—	—
Capital expenditures	(124)	—	(27)	(49)	(48)
Net cash (used in) provided by investing activities	(81)	—	16	(49)	(48)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from Term Loan and Senior Notes	744	—	744	—	—
Payments on Amended DIP Credit Facility	(1)	—	(1)	—	—
Proceeds from DIP Credit Facility, net	(250)	—	(250)	—	—
Repayments of 6.875% Notes due 2016	(138)	—	(94)	(44)	—
Payments on 2007 Credit Facility, net	(54)	—	(54)	—	—
Payments for debt issuance and refinancing costs	(40)	—	(40)	—	—
Payments for make-whole and no-call provisions	(10)	—	(10)	—	—
Net cash provided by (used in) financing activities	251	—	295	(44)	—
CASH AND CASH EQUIVALENTS					
Effect of exchange rates on cash and cash equivalents	(1)	—	—	—	(1)
Change in cash and cash equivalents	(35)	—	(41)	—	6
Cash and cash equivalents at beginning of year	236	—	82	—	154
Cash and cash equivalents at end of year	$ 201	$ —	$ 41	$ —	$ 160

22) SUMMARIZED UNAUDITED QUARTERLY FINANCIAL DATA

(In millions, except per share data)	**2012**							
	First		**Second**		**Third**		**Fourth**	
Net sales	**$ 618**		**$ 741**		**$ 648**		**$ 622**	
Gross profit	**$ 163**		**$ 199**		**$ 177**		**$ 152**	
AMOUNTS ATTRIBUTABLE TO CHEMTURA COMMON SHAREHOLDERS:								
Earnings from continuing operations, net of tax	**$ 22**	**(a)**	**$ 53**	**(b)**	**$ 32**	**(c)**	**$ 27**	**(d)**
Loss from discontinued operations, net of tax	**—**		**(3)**		**(23)**		**(7)**	
Net earnings attributable to Chemtura	**$ 22**		**$ 50**		**$ 9**		**$ 20**	
EARNINGS (LOSS) PER SHARE - BASIC AND DILUTED - ATTRIBUTABLE TO CHEMTURA:								
Earnings from continuing operations, net of tax	**$ 0.22**		**$ 0.53**		**$ 0.32**		**$ 0.27**	
Loss from discontinued operations, net of tax	**—**		**(0.03)**		**(0.23)**		**(0.07)**	
Net earnings attributable to Chemtura	**$ 0.22**		**$ 0.50**		**$ 0.09**		**$ 0.20**	
Basic weighted-average shares outstanding	**98.3**		**98.9**		**97.9**		**97.9**	
Diluted weighted-average shares outstanding	**99.1**		**99.1**		**98.2**		**99.0**	
	2011							
	First		Second		Third		Fourth	
Net sales	$ 598		$ 758		$ 672		$ 578	
Gross profit	$ 149		$ 208		$ 160		$ 150	
AMOUNTS ATTRIBUTABLE TO CHEMTURA COMMON SHAREHOLDERS:								
Earnings from continuing operations, net of tax	$ 2	(e)	$ 64	(f)	$ 4	(g)	$ 24	(h)
Earnings from discontinued operations, net of tax	5		5		5		10	
Net earnings attributable to Chemtura	$ 7		$ 69		$ 9		$ 34	
EARNINGS PER SHARE - BASIC AND DILUTED - ATTRIBUTABLE TO CHEMTURA:								
Earnings from continuing operations, net of tax	$ 0.02		$ 0.64		$ 0.04		$ 0.24	
Earnings from discontinued operations, net of tax	0.05		0.05		0.05		0.10	
Net earnings attributable to Chemtura	$ 0.07		$ 0.69		$ 0.09		$ 0.34	
Basic weighted-average shares outstanding	100.1		100.3		100.3		99.6	
Diluted weighted-average shares outstanding	100.1		100.5		100.5		100.1	

(a) The earnings from continuing operations for the first quarter of 2012 included pre-tax charges for changes in estimates to expected allowable claims of $2 million and reorganization items, net of $2 million.
(b) The earnings from continuing operations for the second quarter of 2012 included pre-tax charges for facility closures, severance and related costs of $7 million.
(c) The earnings from continuing operations for the third quarter of 2012 included pre-tax charges for facility closures, severance and related costs of $2 million.
(d) The earnings from continuing operations for the fourth quarter of 2012 included pre-tax charges for facility closures, severance and related costs of $3 million.
(e) The earnings from continuing operations for the first quarter of 2011 included pre-tax charges for reorganization items of $7 million.
(f) The earnings from continuing operations for the second quarter of 2011 included pre-tax charges for reorganization items of $6 million.
(g) The earnings from continuing operations for the third quarter of 2011 included pre-tax charges for reorganization items of $6 million.
(h) The earnings from continuing operations for the fourth quarter of 2011 included a pre-tax credit for the gain on the sale of a business of $27 million and pre-tax charges for facility closures, severance and related costs of $3 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Chemtura Corporation:

We have audited the accompanying consolidated balance sheets of Chemtura Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement Schedule II, Valuation and Qualifying Accounts. We also have audited Chemtura Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting (Item 9A(b)). Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chemtura Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Chemtura Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

/s/ KPMG LLP

Stamford, Connecticut
February 25, 2013

Item 9: Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A: Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2012, our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2012 were effective.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision of management and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework in *Internal Control-Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2012.

KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report, which is included elsewhere within this Form 10-K, on the effectiveness of our internal control over financial reporting.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred in the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B: Other Information

On February 22, 2013, our Board approved a restructuring plan providing for, among other things, actions to reduce stranded costs related to ongoing strategic initiatives. This plan is expected to preserve pre-divestiture operating margins following our portfolio changes. The total cost of the restructuring plan is estimated to be between $35 million and $45 million, primarily for severance and related costs, accelerated depreciation of property, plant and equipment, and asset retirement obligations. Non-cash charges are estimated to be between $9 million and $11 million with a net cash cost of between $26 million and $34 million. We anticipate recording a pre-tax charge in the range of between $10 million to $15 million in the first quarter of 2013 with all but approximately $8 million being incurred over the balance of 2013. The remainder of the costs being related to decommissioning are expected to be expensed as incurred over a number of years. We anticipate that between $21 million and $29 million of the cash cost will be paid in 2013 with the remainder paid as described above.

PART III

Item 10: Directors, Executive Officers and Corporate Governance

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Chemtura are as follows:

Craig A. Rogerson, 56, has served as Chairman, President and Chief Executive Officer of Chemtura since December 2008. Previously, Mr. Rogerson served as President, Chief Executive Officer and director of Hercules Incorporated from December 2003 until its acquisition by Ashland, Incorporated on November 13, 2008.

Chet H. Cross, 54, has served as Executive Vice President and Group President Industrial Engineered and Performance Products since September 2010. From January 2010 to September 2010, Mr. Cross served as Group President Engineered Products. From December 2008 to January 2010, Mr. Cross was Vice President of Operations of Ashland Inc's Ashland Hercules Water Technologies division. Previously, Mr. Cross served for over 20 years with Hercules Incorporated in a variety of positions of increasing responsibility, most recently as General Manager of Hercules' Americas pulp and paper business and President of Hercules Canada.

Stephen C. Forsyth, 57, has served as Executive Vice President and Chief Financial Officer since April 2007. Mr. Forsyth was also Treasurer from June 2007 to November 2008. Previously, Mr. Forsyth served for 26 years with Hexcel Corporation in a variety of executive capacities, most recently as Executive Vice President and Chief Financial Officer.

Billie S. Flaherty, 55, has served as Senior Vice President, General Counsel and Secretary since January 2009. Previously, Ms. Flaherty served as Associate General Counsel for Chemtura, having joined Chemtura in October 2005. Prior to joining Chemtura, she served as Vice President, Environmental, Health and Safety for Pitney Bowes Inc.

Alan M. Swiech, 54, has served as Senior Vice President, Human Resources and Support Services since January 2009. Previously Mr. Swiech served as Vice President, Human Resources for Chemtura, having joined Chemtura in April 2006. Prior to joining Chemtura Mr. Swiech served as Vice President - Administration for Akebono Corporation NA, and President of AMAK LLC. Before that he served as Vice President, Human Resources for Cambridge Industries Inc. and various positions of increasing responsibility with United Technologies Corporation.

Laurence M. Orton, 40, has served as Vice President and Corporate Controller since November 2012. Mr. Orton was also Vice President, Finance & Investor Relations from 2010 to November 2012, Vice President, Financial Planning and Analysis from 2008 to 2010 and Business Chief Financial Officer of the Performance Specialties Segment from 2006 to 2008. Previously, Mr. Orton served for 7 years with Avecia Group Plc and predecessor company Astra Zeneca.

Dalip Puri, 40, has served as Vice President, Investor Relations and Treasurer since November 2012 and as Vice President and Treasurer since November 2010. Prior to joining Chemtura, Mr. Puri served as Corporate Treasurer of Hewitt Associates. Before that he served for 7 years with Delphi Corporation in various positions of increasing responsibility, most recently as Global Treasury Director.

There is no family relationship between any of such officers, and there is no arrangement or understanding between any of them and any other person pursuant to which any such officer was selected as an officer.

Information relating to our directors and nominees will be included under the caption "Election of Directors" in the 2012 Proxy Statement for our Annual Shareholders Meeting to be held on May 9, 2013 and is incorporated by reference herein. The information required by Items 405, 407(d)(4) and 407(d)(5) of Regulation S-K will be included under the captions "Section 16(a) Beneficial Ownership Reporting Compliance" and "Audit Committee" in the 2012 Proxy Statement, and is incorporated by reference herein.

Item 11: Executive Compensation

The information required by Item 402 of Regulation S-K will be included under the captions "Executive Compensation" and "Director Compensation" in the 2012 Proxy Statement, and is incorporated by reference herein. The information required by Item 407(e)(4) and 407(e)(5) of Regulation S-K will be included under the captions "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the 2012 Proxy Statement, and that information is incorporated by reference herein.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 201(d) of Regulation S-K will be included under the caption "Equity Compensation Plan Information" in the 2012 Proxy Statement, and is incorporated by reference herein.

The information required by Item 403 of Regulation S-K will be included under the caption "Stock Ownership Information" in the 2012 Proxy Statement, and is incorporated by reference herein.

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by Item 404 of Regulation S-K will be included under the caption "Related Person Transactions" in the 2012 Proxy Statement, and is incorporated by reference herein.

The information required by Item 407(a) of Regulation S-K will be included under the caption "Director Independence" in the 2012 Proxy Statement, and is incorporated by reference herein.

Item 14: Principal Accountant Fees and Services

The information required by this Item will be included under the caption "Independent Audit Fees for 2012" in the 2012 Proxy Statement, and is incorporated by reference herein.

PART IV

Item 15: Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial statements and Report of Independent Registered Public Accounting Firm, as required by Item 8 of this form.

   (i) Consolidated Statements of Operations for the years ended December 31, 2012, 2011, and 2010;
   (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011, and 2010;
   (iii) Consolidated Balance Sheets as of December 31, 2012 and 2011;
   (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010;
   (v) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2011, and 2010;
   (vi) Notes to Consolidated Financial Statements; and
   (vii) Report of Independent Registered Public Accounting Firm.
2. Financial Statement Schedule II, Valuation and Qualifying Accounts, required by Regulation S-X is included herein.
3. The following exhibits are either filed herewith or incorporated herein by reference to the respective reports and registration statements identified in the parenthetical clause following the description of the exhibit:

Exhibit No.	Description
2.1	Joint Chapter 11 Plan of Chemtura Corporation, et al, dated August 4, 2010, as amended (incorporated by reference to Exhibit 2.1 to the Registrant's November 4, 2010 Form 8-K).
2.2	Business Transfer Agreement by and among Chemtura Corporation, Solaris ChemTech Industries Limited and Avantha Holdings Limited, dated September 26, 2012 (incorporated by reference to Exhibit 2.1 to the Registrant's November 4, 2012 Form 10-Q).
3(i)	Amended and Restated Certificate of Incorporation of Chemtura Corporation (incorporated by reference to Exhibit 3.1 to Chemtura's Registration Statement on Form 8-A filed with the SEC on November 9, 2010).
3(ii)	Bylaws of Chemtura Corporation (incorporated by reference to Exhibit 3.2 to Chemtura's Registration Statement on Form 8-A filed with the SEC on November 9, 2010).
4.1	Indenture, dated as of August 27, 2010, among Chemtura Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Registrant's August 27, 2010 Form 8-K ("August 27, 2010 8-K")).
4.2	First Supplemental Indenture, dated as of November 9, 2010, among Chemtura Corporation, the guarantors named therein and U.S. Bank National Association (incorporated by reference to Exhibit 4.4 to the Registrant's November 12, 2010 Form 8-K ("November 12, 2010 8-K")).
4.3	Amendment No. 1 to the Senior Secured Revolving Credit Facility Agreement, dated as of March 22, 2011, among Chemtura Corporation and certain of its subsidiaries named therein, as borrowers, Bank of America, N.A., as administrative agent and collateral agent, the other agents party thereto and the Lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's March 28, 2011 Form 8-K).
10.1	2009 Chemtura Corporation Management Incentive Program (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the period ended June 30, 2009).+
10.2	Senior Secured Term Facility Credit Agreement, dated as of August 27, 2010, among Chemtura Corporation, Bank of America, N.A., as Administrative Agent, the other agents party thereto and the Lenders party thereto (incorporated by reference to Exhibit 4.5 to the Registrant's May 16, 2011 Form 8-K/A).

Exhibit No.	Description
10.3	Amendment No. 1 to the Senior Secured Term Facility Credit Agreement, dated as of September 27, 2010, among Chemtura Corporation, Bank of America, N.A., as Administrative Agent, the other agents party thereto and the Lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's September 30, 2010 Form 8-K).
10.4	Senior Secured Revolving Credit Facility Agreement, dated as of November 9, 2010, among Chemtura Corporation and certain of its subsidiaries named therein, as borrowers, Bank of America, N.A., as administrative agent and collateral agent, the other agents party thereto and the Initial Lenders and other Lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's May 16, 2011 8-K/A).
10.5	Guaranty, dated as of November 9, 2010, pursuant to the Senior Secured Revolving Facility Credit Agreement (incorporated by reference to Exhibit 4.2 to the Registrant's November 12, 2010 8-K).
10.6	Security Agreement, dated as of November 9, 2010, pursuant to the Senior Secured Revolving Facility Credit Agreement (incorporated by reference to Exhibit 4.3 to the Registrant's November 12, 2010 8-K).
10.7	Guaranty, dated as of November 9, 2010, pursuant to the Senior Secured Term Facility Credit Agreement (incorporated by reference to Exhibit 4.5 to the Registrant's November 12, 2010 8-K).
10.8	Security Agreement, dated as of November 9, 2010, pursuant to the Senior Secured Term Facility Credit Agreement (incorporated by reference to Exhibit 4.6 to the Registrant's November 12, 2010 8-K).
10.9	Employment Agreement, dated as of November 9, 2010, between Craig Rogerson and Chemtura Corporation (incorporated by reference to Exhibit 10.1 to the Registrant's November 12, 2010 8-K).+
10.10	Employment Agreement, dated as of November 9, 2010, between Stephen Forsyth and Chemtura Corporation (incorporated by reference to Exhibit 10.2 to the Registrant's November 12, 2010 8-K).+
10.11	Employment Agreement, dated as of November 9, 2010, between Billie Flaherty and Chemtura Corporation (incorporated by reference to Exhibit 10.3 to the Registrant's November 12, 2010 8-K).+
10.12	Employment Agreement, dated as of November 9, 2010, between Chet Cross and Chemtura Corporation (incorporated by reference to Exhibit 10.17 to the Registrant's 2010 Form 10-K). +
10.13	Employment Agreement, dated as of November 9, 2010, between Alan Swiech and Chemtura Corporation (incorporated by reference to Exhibit 10.18 to the Registrant's 2010 Form 10-K). +
10.14	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Registrant's November 12, 2010 8-K). +
10.15	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.2 to the Registrant's November 12, 2010 8-K). +
10.16	Chemtura Corporation 2010 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to Chemtura's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 9, 2010). +
10.17	Chemtura Corporation EIP Settlement Plan (incorporated by reference to Exhibit 99.2 to Chemtura's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 9, 2010). +
10.18	Chemtura Corporation Emergence Award Plan (incorporated by reference to Exhibit 99.3 to Chemtura's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 9, 2010). +
10.19	Chemtura Corporation 2010 Short Term Incentive Plan (incorporated by reference to Exhibit 10.24 to the Registrant's 2010 Form 10-K). +

Exhibit No.	Description
10.20	2011 Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's March 3, 2011 Form 8-K ("March 3, 2011 8-K")).+
10.21	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Craig Rogerson and Chemtura Corporation (incorporated by reference to Exhibit 10.2 to the Registrant's March 3, 2011 8-K).+
10.22	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Stephen Forsyth and Chemtura Corporation (incorporated by reference to Exhibit 10.3 to the Registrant's March 3, 2011 8-K).+
10.23	Amendment No. 1 to Employment Agreement, dated as of March 9, 2011, between Billie Flaherty and Chemtura Corporation (incorporated by reference to Exhibit 10.4 to the Registrant's March 3, 2011 8-K).+
10.24	Master Agreement, dated as of October 26, 2011, Relating to Multi-Country Receivables Purchase Facilities (incorporated by reference to Exhibit 10.1 to the Registrant's October 27, 2011 Form 8-K).
10.25	Amendment No. 2 to the Senior Secured Revolving Facility Credit Agreement, dated as of December 22, 2011, among Chemtura Corporation and certain of its subsidiaries named therein, as borrowers, Bank of America, N.A., as administrative agent, and the other Lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's December 22, 2011 Form 8-K).
10.26	Amendment and Supplement to the Senior Secured Term Facility Credit Agreement, dated October 31, 2012, among Chemtura Corporation, Bank of America, N.A., as Administrative Agent and the banks, financial institutions and other institutional lenders parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's November 5, 2012 Form 10-Q).
10.27	Chemtura Corporation 2012 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to Chemtura's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 21, 2012). +
10.28	Amended and Restated Asset Purchase and Contribution Agreement, dated as of January 25, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant's January 28, 2013 Form 8-K). **
10.29	Chemtura Corporation Clawback Policy (incorporated by reference to Exhibit 99.1 to the Registrant's December 13, 2012 Form 8-K).
21	Subsidiaries of the Registrant *
23	Consent of Independent Registered Public Accounting Firm. *
24	Form of Power of Attorney from directors and executive officers of the Registrant authorizing signature of this report (Original on file at principal executive offices of Registrant). *
31.1	Certification of Periodic Financial Reports by the Registrant's Chief Executive Officer (Section 302). *
31.2	Certification of Periodic Financial Reports by the Registrant's Chief Financial Officer (Section 302).*
32.1	Certification of Periodic Financial Reports by the Registrant's Chief Executive Officer (Section 906).*
32.2	Certification of Periodic Financial Reports by the Registrant's Chief Financial Officer (Section 906).*
101.INS	XBRL Instance Document *
101.SCH	XBRL Taxonomy Extension Schema Document *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

* Copies of these Exhibits are filed with this Annual Report on Form 10-K.

** Disclosure Schedules were omitted pursuant to Item 601(b)(2) of Regulation S-K. Chemtura Corporation agrees to furnish a supplemental copy of any omitted schedule to the Securities and Exchange Commission upon request.

\+ This Exhibit is a compensatory plan, contract or arrangement in which one or more directors or executive officers of the Registrant participate.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMTURA CORPORATION
(Registrant)

Date: February 25, 2013

By: /s/ Stephen C. Forsyth
Stephen C. Forsyth
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Name	Title
Craig A. Rogerson*	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)
Stephen C. Forsyth	By: /s/ Stephen C. Forsyth Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Laurence M. Orton	By: /s/ Laurence M. Orton Vice President and Corporate Controller (Principal Accounting Officer)
Jeffrey D. Benjamin*	Director
Timothy J. Bernlohr*	Lead Director
Anna C. Catalano*	Director
Alan S. Cooper*	Director
James W. Crownover*	Director
Robert A. Dover*	Director
Jonathan F. Foster*	Director
John K. Wulff*	Director

Date: February 25, 2013

*By: /s/ Stephen C. Forsyth
Stephen C. Forsyth
as attorney-in-fact

Valuation and Qualifying Accounts
(In millions of dollars)

	Balance at beginning of year	Additions charged to costs and expenses	Deductions		Other		Balance at end of year
2012:							
Allowance for doubtful accounts	$ 20	1	(8)	(a)	—		13
Reserve for customer rebates	20	22	(21)	(b)	—		21
2011:							
Allowance for doubtful accounts	$ 24	7	(11)	(a)	—		20
Reserve for customer rebates	20	41	(41)	(b)	—		20
2010:							
Allowance for doubtful accounts	$ 32	3	(10)	(a)	(1)	(c)	24
Reserve for customer rebates	18	36	(35)	(b)	1	(c)	20

(a) Primarily represents accounts written off as uncollectible (net of recoveries).

(b) Primarily represents payment to the customers.

(c) Primarily represents the translation effect of balances denominated in foreign currencies.

achieving our...

vision

To create sustainable competitive advantage for our customers by combining our experience and expertise in cutting-edge technologies with a deep understanding of their end-use applications, making us an indispensable partner in solving their toughest problems.

strategy

Invest in market-focused innovation

- 30% of revenues from new products
- 70% of revenues from focus markets (energy, electronics, transportation, agriculture)

Invest in faster-growing regions

- 50% of sales in faster-growing regions (Asia-Pacific, Latin America, Middle East)

Portfolio optimization

- Approaching 20% EBITDA margins

Continuous improvement

- Fast, flexible, fluid, and scalable



our principles

Chemtura's basic Principles are a condition of doing business. We must operate safely and in a manner that seeks to protect the environment; and we must practice ethical conduct of the highest caliber. On these Principles there can be no compromise.

Safety and Environmental Stewardship
Ensuring the safety and health of the public, our employees, contractors and customers and protecting the environment is of paramount importance.

Ethical Conduct
To successfully compete and grow, we need to adhere to the principles that underlie our Code of Business Conduct.

This annual report contains statements that are forward looking and actual results could differ materially. Factors that could cause this difference are set forth in Item 1A of the Form 10-K included herein.



Corporate Headquarters

Chemtura Corporation
1818 Market Street
Suite 3700
Philadelphia, Pennsylvania 19103
USA
00 +1-215-446-3911

Regional Centers

Chemtura Shanghai Co. Ltd.
Room 1703-1705, China Fortune Tower
No. 1568 Century Avenue
Shanghai 200122
People's Republic of China
+86-21-3866 6688

Chemtura Industria Quimica do Brasil Limitada
Edifício Villa Lobos
Av. Nações Unidas, 4777, 15o. Andar - Conj. B
Alto de Pinheiros
São Paulo 05477-000
Brazil
+55-11-3896-1500

Chemtura Corporation
199 Benson Road
Middlebury, Connecticut 06749
USA
00 +1-203-573-2000

Chemtura Manufacturing UK Limited
Tenax Road
Trafford Park
Manchester M17 1WT
United Kingdom
+44-161-872-2323

Chemtura Europe GmbH
Bahnhofplatz 65
Postfach 431
Frauenfeld 8500
Switzerland
+41-52-723-4400



Chemtura Corporation Investor Relations
Dalip Puri
199 Benson Road, Middlebury, CT 06749
00 +1-203-573-2153

Securities Listing
New York Stock Exchange / EuroNext Paris
Symbol: CHMT

Transfer Agent
Computershare
250 Royall Street
Canton, MA 02021
1-866-233-4822 (U.S. and Canada)
00 +1-201-680-6578 (Outside U.S. and Canada)
www.computershare.com/investor

Independent Registered Public Accounting Firm
KPMG LLP
3001 Summer Street, Stamford, CT 06905